EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE YEAR ENDED DECEMBER 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") most recently issued annual consolidated financial statements for the year ended December 31, 2021, ("Consolidated Financial Statements"). All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A include:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flow; and
•Average realized price per ounce of gold/silver sold

Reconciliations and descriptions associated with the above financial performance measures can be found in Section 12: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1).

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in Section 13: Disclosure Controls and Procedures in this MD&A.

Endnotes can be found on the final page of this MD&A.

1.     HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended December 31, 2021 unless otherwise noted

Operational, Earnings and Cash Flow Highlights:

•Gold production of 240,718 ounces significantly exceeded plan and the prior year comparative quarter, following standout performances from Canadian Malartic with 88,933 ounces, Jacobina with 48,228 ounces, El Peñón with 55,282 ounces and Cerro Moro with 30,028 ounces. As expected, fourth quarter gold production from Yamana mines(4) marks the highest all-time total production, with the record-breaking production a result of the planned sequential quarter-over-quarter increases. Within the quarter, the planned sequential month-over-month increase in production resulted in December being a standout month. Of note, is the milestone on December 27, 2021 of the 6 millionth ounce poured at Canadian Malartic since the initial mill start-up in 2011.

•Silver production of 3,142,781 ounces, with both El Peñón and Cerro Moro recording their highest quarterly silver production totals of the year.

•Record quarterly GEO(2) production from Yamana mines(4) of 281,388 GEO(2) significantly exceeded the planned 270,000 GEO(2) and prior year comparative quarter production of 255,361 GEO(2), on the back of exceptional gold production. As previously guided, the Company's production was weighted at 53% for the second half of the year, with the fourth quarter being the strongest quarter.

•Record annual GEO(2) production from Yamana mines(4) of 1,011,180 GEO(2) exceeded the guided 1,000,000 GEO(2), and prior year's 901,155 GEO(2). The full-year GEO(2) record comprised 884,793 ounces of gold and 9,169,289 ounces of silver.

•Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $1,091, $642, and $962 respectively, which on a consolidated basis were the lowest cost quarter of the year, and lower than the comparative period. Total cost of sales, cash costs(1) and AISC(1) of $1,132, $689 and $1,030 respectively, for the year ended December 31, 2021, were also lower than the comparative period. Full year costs include inflation impacts of approximately $20 per GEO(2) which were not included in original guidance, as previously disclosed.

•Cash flows from operating activities reached an all-time quarterly record of $238.2 million, increasing by 25% compared to the prior quarter and 31% compared to prior year comparative quarter. Cash balances excluding MARA increased by $67.7 million or 28% compared to the prior quarter.
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•As at December 31, 2021, the Company had cash and cash equivalents of $525.0 million, including $217.3 million available for utilization by the MARA Project. Further, the Company has available credit of $750.0 million from its undrawn revolving credit facility.

•Net earnings(3) for the three months ended December 31, 2021 were $109.7 million or $0.11 per share basic and diluted, compared to net earnings(3) of $103.0 million or $0.11 per share basic and diluted for the three months ended December 31, 2020. Adjusting items of $8.2 million(3), that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, decreased net earnings(3) for the current period. For a complete list of adjustments attributable to Yamana Gold Inc. equity holders, refer to the Financial highlights section below.

Capital Allocation Highlights:

•The Company has a conservative capital structure that provides for the focus on its capital allocation priorities including: the development, expansion, and exploration of prioritized low capital cost growth projects; and the return of capital to shareholders. The details of those priorities are as follows:

◦Development, expansion and exploration are self-funding with modest and well sequenced growth capital projects including:
▪Wasamac, and the positive development decision announced in mid-2021 for this wholly owned project. Capital costs for Wasamac are not expected to be incurred until 2025, in the meantime the Company will continue to increase cash balances, some of which will be earmarked for project construction, to fully fund the project;
▪Development of the Odyssey underground project at Canadian Malartic, where the cash flow derived from initial gold production during the ramp-up phase will fund development of the lower zones;
▪The Jacobina phased plant expansion, which is expected to have a modest $15 million to $20 million capital requirement;
▪Advancement of the MARA copper/gold project through feasibility and permitting;
▪Determining the merits of the advancement of the Suyai project, in collaboration with our partner, and;
▪The generative exploration portfolio.

◦Strengthening Return of Capital to Shareholders
▪As part of the Company's progressive approach to its dividend policy and returns to shareholders, an increased quarterly dividend of $0.03 per share (annual $0.12 per share) was approved during the second quarter of 2021, representing the sixth dividend increase since the second quarter of 2019, for a cumulative increase of 500%.
▪On July 29, 2021, the Company announced a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company, representing up to 5% of the Company’s then current issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and alternative Canadian trading systems. The Company believes that from time to time the market price of its common shares does not represent their full value and growth prospects and views purchases of common shares as an attractive investment comparable to its investments in its portfolio of exploration and development stage assets. Since the commencement of the NCIB in July, the Company has repurchased, and subsequently cancelled, a total of 6,672,628 common shares for approximately C$35.6 million.
▪For further information on the Company's approach to maximizing cash returns to shareholders, refer to Section 2: Core Business, Strategy and Outlook.

◦Strengthening the Company's Financial Position, Improving Financial Resilience and Increasing Financial Flexibility
▪Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile. During the third quarter, the Company took advantage of market conditions to improve the terms of its outstanding notes by extending maturity and reducing carrying costs, by completing an offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility.
▪Yamana used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024.
▪The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the shorter-term maturity notes represents the culmination of significant debt reduction efforts initiated in 2019. Yamana’s outstanding gross debt was reduced by $222.1 million during the year to $772.8 million, which compares to $1.85 billion outstanding in the second quarter of 2019.
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▪Interest on the Senior 2031 Notes is set at 2.630% as compared to a weighted average interest of 4.83% for the existing notes, which reduces the Company’s annual interest carrying charges by approximately $21.6 million per annum compared to the second quarter of 2021, or roughly $60 million per annum lower compared to the second quarter of 2019.

Strategic Developments, Construction Developments and Advanced Stage Projects:

•Positive Development Decision and Positive Study Results on the Wasamac Project, Quebec

◦During the second half of the year the Company made a positive development decision on its wholly owned Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, purchased early in 2021. Wasamac solidifies the Company’s long-term growth profile with a top-tier gold project in a region where Yamana has deep operational and technical expertise and experience. Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, has the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through 2041.

◦Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at two and a half years, with the underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production planned for the fourth quarter of 2027, however, the Company has already identified opportunities to accelerate the production ramp-up and decrease the processing plant construction period, which would improve timing significantly over the feasibility study's base case production profile. As previously disclosed, the initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million.

◦Exploration drilling at Wasamac in the fourth quarter continued to deliver promising results. On December 1, 2021, the Company issued the press release “Yamana Gold Announces the Discovery of New Mineralized Zones at Wasamac and Provides an Update on Its Growth Projects”, which included drill results south of the Wildcat zone which intersected two new mineralized zones, referred to as South Wildcat. These results demonstrate the excellent exploration potential and opportunity to further grow the mineral inventory and are expected to support a production platform of 200,000 ounces per year with AISC(1) below $850 per ounce over a mine life of at least 15 years. An exploration budget of $10.0 million is planned for 2022. This production level would significantly improve the approved development plan of an average of 169,000 ounces per year over a mine life of 10 years, thereby meaningfully increasing overall value.

◦The Company has decided to advance the bulk sample permitting process for Wasamac and expects to obtain the required approvals in the first quarter of 2023. The bulk sample permit would allow construction to commence on the ramp, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical assumptions and optimize the processing flow sheet and mining sequence. Construction on surface facilities to support the ramp development activity and associated environmental requirements would also advance.

•Canadian Malartic Underground Construction Decision; Drilling Identifies A Potentially Significant Extension To The East Gouldie Zone

◦Technical study results were obtained in early 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic. A National Instrument ("NI") 43-101 technical report completed in March 2021 included a full summary of the Odyssey underground project and demonstrated robust economics, a significant increase in mineral resources, first production from the Odyssey South deposit expected in 2023, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces; the Odyssey underground mine plan supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. Furthermore, the Odyssey underground mine plan currently only includes about half of the project’s 2.4 million ounces of Indicated Mineral Resources and 13.2 million ounces of Inferred Mineral Resources (on a 100% basis). Further upside from grade improvements and underground mine life extensions are expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering efforts, especially close to historical underground excavations and at depth at East Malartic.

◦The project advanced significantly in 2021, with several milestones achieved in the fourth quarter. The project continues to be on budget, and on schedule. In October, the concrete pour to construct the 93-metre-tall headframe was completed on schedule, in preparation for shaft sinking slated to begin in the fourth quarter of 2022. Structural steel installation inside the headframe and construction of the fresh air intake is ongoing. The
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production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface. The sinking hoist and auxiliary hoist are expected to be delivered mid-2022.

◦In parallel, underground development is advancing according to plan and, as of the end of 2021, the ramp from surface to the upper zones has reached the elevation of the third production level and the base of the first stoping horizon.

◦Underground development rates increased in the fourth quarter of 2021 to approximately 400 metres per month with the opening of additional headings and implementation of automated scoops to operate between shifts, achieving a total of 2,081 linear metres for the year. Development rates are planned to increase further in 2022 with the addition of the Canadian Malartic development crews.

◦The first development jumbo drill is scheduled to be delivered in February and, as an employer of choice in the Abitibi, the Odyssey project is successfully building a highly skilled team. Priority will continue to be placed on the main ramp and also the level 16 exploration drift for infill drilling of the Odyssey South and Internal zones. The first underground ore from Odyssey South is on track to be processed through the existing Canadian Malartic plant in early 2023.

◦Construction of surface infrastructure is advancing on schedule with critical preparation works completed in the fourth quarter to allow construction to continue as planned throughout the winter. Construction of the surface workshop, warehouse and compressor buildings are ongoing and construction of the paste fill plant is scheduled to commence in February. Most long-lead items have been secured.

◦Decree amendment and the mining lease process continue to be on target for the first quarter of 2022 and fourth quarter of 2022 respectively.

•Jacobina Processing Capacity Optimization and Expansion

◦The Company’s expansion strategy at Jacobina is well advanced and the Company anticipates that the mine will be a multi-decade, low-cost operation. The Phase 2 expansion is progressing ahead of schedule and the mine is now expected to achieve the Phase 2 throughput objective approximately one year ahead of schedule, although higher throughput will be supported by stockpiles during the year. During the fourth quarter, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd, as announced in the December 6 press release “Yamana Gold Receives Permit at Jacobina, Initiating Ramp Up of Phase 2 Expansion, Expects Fourth Quarter Company Wide Production to Exceed 270,000 GEO With Costs Tracking to Be the Lowest of the Year”. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to increase production up to 270,000 ounces per year.

◦Engineering for the Phase 3 expansion to 10,000 tpd will advance in parallel with the Phase 2 expansion, and the processing model will continue to be updated to integrate operational data from Phase 2, with a feasibility study for Phase 3 scheduled for completion in 2023.

◦The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt which hosts the mine. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration, to work towards the strategic plan of Jacobina being a 400,000 ounce-plus mining complex.

◦The Jacobina mine is part of the Jacobina district, for which geological evidence and tectonic reconstruction suggest strong affinities with similar gold districts in West and South Africa, which host exceptionally large gold deposits, including those of the prolific Witwatersrand Basin and the Tarkwa mine. Gold mineralization at Jacobina is hosted by the Serra do Corrego Formation, preserved within the Jacobina belt, for a strike length of over ninety kilometers. The mine complex consists of six mining areas exploiting economic mineralization within a nine-kilometer long mineralized belt extending from João Belo in the south to Canavieiras Norte in the north. As at December 31, 2021, past gold production from the mine complex was well over two million ounces, with mineral reserves of 2.94 million ounces of gold and total mineral resources of approximately 5.7 million ounces of gold, indicating the world class size of the current known deposit. Since 2019, the Company has started systematic exploration of its 77,800 hectare land package that covers 155 kilometers of exploration potential along the north-south trending belt. This work has defined a fourteen-kilometer long belt of gold-bearing conglomerate located north of the mine complex and has also extended the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres south of the limits of the João Belo mine. Further areas have been identified both to the north and further south during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with widely spaced drill testing targeting
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both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

•Cerro Moro Scalable Plant and Heap Leaching Upside Opportunities

◦During the fourth quarter, Yamana advanced the plant expansion study with a trade-off of various comminution circuit configurations to optimize the expansion processing flow sheet. Similar to the approach that has proven successful at Jacobina, the Company is considering a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. As such, the Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill. Combined with a slightly coarser grind size, this initial phase is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower grade mineralization, which is expected to increase annual gold and silver production and reduce unit processing and G&A operating costs. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million dollars. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. The Company is currently evaluating two options for phase 2 expansion, the addition of a high pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required. The selected option will depend on the results of testwork that is currently underway and expected to be completed by the end of the first quarter, after which cost estimates and economic evaluation will be completed. The Company will advance the selected phase 1 and phase 2 expansion options to a pre-feasibility study level, expected for completion in early 2023.

◦Positive exploration results achieved throughout 2021 successfully replaced depletion of mineral reserves for the first time, as reflected in increased mineral reserves and mineral resources at year-end, turning the corner for the operation. Significantly, the expansion of higher-grade veins, both within the core mine at Zoe and Martina, and outside the core mine at Naty, extends the Cerro Moro mine life at the current gold equivalent feed grade and existing throughput rate of approximately 1,100 tonnes per day. Additional high-grade targets identified in 2021 provide a pipeline of opportunities for continued mineral reserves replacement going forward which supports the plant expansion opportunity. Lastly, at a higher level of throughput, the Company may be able to create a greater inventory of mineral resources, focused on a balance between high grade and more mineral resources, rather than grade alone.

◦In parallel, a technical study on the potential heap leach project is underway following promising results from metallurgical testing conducted in 2021. A four-month cyanide column leach test program was conducted on eight samples with gold grades of 0.71 to 3.22 g/t. and at three different sizes of feed materials, -25 mm, -19 mm and -9.5 mm. The results indicate good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins, with extractions from column leaching varying from 32.5% to 96.9%, averaging 68.6%. Gold recoveries at the Domos La Union and Michelle zones were particularly impressive, averaging 85.6% from the four samples. As a result, exploration is focusing on these zones, with an objective of defining a heap leachable inventory of 5 million tonnes. Conceptual engineering for a 5,000 tpd heap leach operation commenced in the fourth quarter. A conventional heap leach configuration is envisaged with three stages of crushing to a crushed size P80 of 12.5 mm, followed by agglomeration and retreat conveyor stacking in a multiple lift, single use pad with a design capacity of approximately 14 million tonnes. The leach pad, solution storage ponds, and Merrill-Crowe plant are conceptually planned to be located approximately 2 kilometres east of the current tailings storage facility. Average feed grade is estimated at approximately 1.0 to 1.4 g/t of gold, adding 45,000 to 65,000 ounces of gold production per year in addition to gold and silver production from the existing processing plant. Conceptual capital and operating cost estimation is expected to be completed in the second quarter, and an initial mineral inventory estimate, based on results from 2021 drilling, is planned for mid-2022.

◦As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce GHG emissions, thereby accelerating the achievement of the Company’s carbon emissions reduction goal. This area of southern Argentina is one of the most prospective areas in the world for wind-based energy generation; the Company’s third-party process to evaluate wind power indicates there should be a sufficient and sustainable supply of power. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects. Based on preliminary analysis, the Company believes that the conversion of approximately twenty-five per cent of Cerro
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Moro's power sources to wind would significantly contribute to the carbon reduction goals of the Company to achieve net zero emissions.

◦The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. If the Company successfully develops both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year. This upside would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

•MARA Project Advances

◦The MARA Project represents a significant strategic value opportunity and a solid development and growth project. The Company intends to pursue all available avenues to continue to advance and unlock its value through its controlling interest while also considering strategic alternatives that could unlock significant value along the way. During the last year, several proposals were presented to the Company for its interest in MARA and, after consideration, the board determined that any strategic initiatives will be considered closer to the completion of the feasibility study and application for permitting later this year as the certainty of the project from these events is expected to create more value for the project. The pending feasibility study, which is being overseen by the Technical Committee comprised of members of the three Companies, will provide updated mineral reserves, production and project capital cost estimates. MARA full feasibility study results and completion of the Environmental and Social Impact Assessment ("ESIA") are expected in 2022, however a considerable amount of information in the pre-feasibility study is already at feasibility study level as a result of the Integration.

◦Work during 2021 focused on advancing the feasibility study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns and field work at site. MARA has also been advancing baseline social and environmental studies, as well as permitting and working with local stakeholders. During 2021, field work progressed well with the ongoing drilling campaign completing more than 50% of the drill holes planned, totaling 6,190 meters. All the geometallurgical and geotechnical drill holes in the pit area have been completed, as well as extensive field surveys and technical assessments from different engineering disciplines. Preliminary results are positive and aligned with the expected parameters, confirming grade distribution on existing models. The field work plan continues, with the drilling campaign now covering the Agua Rica infrastructure and is expected to be completed by mid-2022.

◦MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities, and will rely on processing ore from the Agua Rica mine at the Alumbrera plant. The MARA Joint Venture is held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%). The project design minimizes the environmental footprint of the project incorporating the input of local stakeholders. MARA will be a multi-decade, low cost copper-gold operation with annual production of 556 million pounds of copper equivalent during the first ten years of production, and life-of-mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and one of the lowest capital intensity of the comparable projects globally.

•Minera Florida EISA Submission

◦Consistent with the 10-year outlook, the plant de-bottlenecking study is advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, thereby increasing annual gold production to approximately 120,000 ounces. The Company submitted the ESIA for the expansion during the fourth quarter, with the timeline expected to be approximately 18 months for approval, with another 12 months to receive sectoral permits. With the expected permitting timelines, the mine could begin operating at a planned 100,000 tonnes per month level in 2025. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month with incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

For full details on the aforementioned updates, please refer to Section 5: Construction, Development and Other Initiatives.

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Mineral Reserve and Mineral Resource Highlights:

•The Company successfully replaced gold mineral reserves depleted during the year at each of its wholly-owned operations, in addition to increasing mineral resources and identifying new areas of mineralization at all the mines, highlighting the sustainability and longevity of its operations.

•As at December 31, 2021, the Company reports 13.7 million ounces of gold mineral reserves, 111 million ounces of silver mineral reserves, and 6.7 billion pounds of copper mineral reserves, relatively unchanged from the prior year. Further, largely consistent with the prior year, the Company reports measured and indicated mineral resources of 14.5 million ounces of gold, 51 million ounces of silver, and 1.4 billion pounds of copper exclusive of mineral reserves and inferred mineral resources of 15.5 million ounces of gold, 63 million ounces of silver, and 2.13 billion pounds of copper.

For full details on the aforementioned updates, please refer to the February 8, 2022 press release "Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio" and to Section 6. Mineral Reserve and Mineral Resource Estimates of this MD&A.

OPERATING

Fourth quarter GEO production of 281,388 ounces significantly exceeded both planned production of 270,000 GEO and prior year fourth quarter production of 255,361 GEO, as anticipated and guided. Standout GEO production performances were delivered by Canadian Malartic, Jacobina, El Peñón, and Cerro Moro, all of which exceeded plan. GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 77.28 for the three months ended December 31, 2021, and 76.82 for the three months ended December 31, 2020. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

Fourth quarter total cost of sales, cash costs(1), and AISC(1) on a per GEO basis were $1,091, $642, and $962 respectively, and better than the prior year comparative period costs and third quarter costs per GEO. In particular, the Company recorded standout December performance at several mines with per GEO costs for those mines being the lowest month of the quarter by a considerable margin.

GEO production of 1,011,180 ounces during the year ended December 31, 2021 exceeded the guided 1,000,000 ounces and greatly exceeded prior year production of 901,155 ounces. The standout yearly production was underpinned by strong momentum at Canadian Malartic, Jacobina, El Peñón, and Cerro Moro, all of which exceeded guidance, with Minera Florida in line with the previously guided range. GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 72.55 for the year ended December 31, 2021, and 88.86 for the year ended December 31, 2020. GEO calculations are based on an average market gold to silver price ratio for the relevant period.

For the year ended December 31, 2021, total cost of sales, cash costs(1), and AISC(1) on a per GEO basis were $1,132, $689, and $1,030 respectively, which are lower than the comparative period. These costs include inflation impacts of approximately $20 per GEO, which were not included in original guidance, as previously disclosed, and the excluding those the Company was within its guidance range for the year.

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	For the three months ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
GEO(2)
Production(5)	281,388	255,361	1,011,180	901,155
Sales(5)	280,409	246,955	1,009,262	876,520
Per GEO sold data
Total cost of sales	$1,091	$1,131	$1,132	$1,151
Cash costs(1)	$642	$675	$689	$701
AISC(1)	$962	$1,076	$1,030	$1,080
Gold
Production (ounces)(5)	240,718	221,659	884,793	779,810
Sales (ounces)(5)	242,486	213,439	885,293	754,970
Revenue per ounce	$1,796	$1,875	$1,799	$1,777
Average realized price per ounce(1)	$1,796	$1,875	$1,799	$1,777
Average market price per ounce*	$1,795	$1,873	$1,800	$1,770
Silver
Production (ounces)	3,142,781	2,586,662	9,169,289	10,365,662
Sales (ounces)**	2,937,805	2,563,166	8,976,269	10,382,085
Revenue per ounce	$23.24	$24.02	$24.85	$21.11
Average realized price per ounce(1)	$23.24	$24.02	$24.59	$20.93
Average market price per ounce*	$23.32	$24.39	$25.17	$20.51
*    Source of information: Bloomberg.
**    Included in the three months and year ended December 31, 2021 silver sales ounces are 228,553 and 1,024,883 ounces respectively, delivered under the silver streaming arrangement (2020: 268,620 and 1,001,135 ounces, respectively).

HEALTH, SAFETY, AND SUSTAINABLE DEVELOPMENT

Health, safety and sustainable development ("HSSD") approaches are guided by the Company's corporate-level standards and programs; these are integrated into all operations, development projects, and exploration activities. Yamana recognizes the importance of striving to meet and exceed its HSSD responsibilities and objectives, and the role these efforts have in delivering on the overall objective of creating value for all stakeholders. Since early 2020, one of the most important considerations, in addition to the on-going priorities of safeguarding worker health and safety, protecting the environment and building privilege to operate with host communities has been the Company's response to the global COVID-19 pandemic.

Through the Company's active responses to COVID-19, the Company has demonstrated its commitment to environmental, social and governance ("ESG") excellence in action and resilience. Consistent with the mission to mine precious metals profitably and responsibly, the Company is prepared to forego production to safeguard its efforts to promote health, safety and well-being of its workforce and host communities.

Since the emergence of the global COVID-19 pandemic, the Company’s Corporate Crisis Management team, the members of which are its senior executives and operational leaders, has taken quick and decisive action to respond to the pandemic during a fluid and fast-moving environment. The Company has adjusted and managed its business effectively during this period, mitigating risks and further advancing opportunities, while ensuring the health and safety of employees, contractors and host communities.

The Company responded rapidly to the COVID-19 pandemic and has been successful in limiting the spread of COVID-19. There have been confirmed worker cases at sites and in the communities surrounding the Company's operations; with the implementation of prevention, monitoring, testing, quarantine and contact tracing protocols, the Company has been able to isolate incidents of infection and limit their spread. Overall, the number of infected persons is not significant at sites and the Company continues to monitor the recoveries of those infected. In the fourth quarter of 2021 host countries began to experience significant increases in the number of reported COVID-19 cases, caused by the rise of the Omicron variant. There has been a corresponding increase in cases of COVID-19 at our operations; the number of active cases at the end of 2021 was not significant, thanks to on-going prevention and control efforts, coupled with fully-vaccinated rates approaching 100 percent for employees and contractors at the Company’s wholly-owned operations and exploration projects. Confirmed infected people are being isolated successfully with no operational impact. The Company is also seeing an uptick in third vaccine dose administration, particularly in Chile.

The Company continues to actively monitor Omicron-related caseloads and healthcare system capacity in South America, government responses, vaccination availability and to work closely with local and regional governments to ensure prevention procedures are adhered to. The Company is also continuing our offers of healthcare and other assistance which, in some cases,
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includes vaccination assistance to local governments, if required. Staff at offices continue to primarily work remotely and the Company is undergoing a phased re-opening of offices, in line with government mandates, while monitoring COVID-19 caseloads and vaccination rates.

The Company is committed to supporting local health services in vaccination efforts and is working to promote vaccination of employees and host communities where possible. The Company continues working with local governments and healthcare services to build capacity to manage vaccination logistics now that vaccines have become more available in the locations where we operate.

The Company continues to manage our business in a way that respects, and is mindful of, the impact that COVID-19 has had and could have on host communities.

The Company successfully completed the first year of its board-approved climate action strategy by establishing the emissions baseline year (2019) and evaluating of three science-based temperature targets; a 2°C scenario, a well-below 2°C scenario and a 1.5°C scenario compared to pre-industrial levels and the abatement pathways required to reach each scenario by 2030. As a result of the Company's work it increased its climate ambition by committing to a 1.5°C scenario compared to pre-industrial levels; this is the most challenging target assessed and the recognized gold standard to help make sure the objectives of the Paris climate accord are achieved. Preliminary analysis indicates that the Company needs to achieve an additional reduction of 13,000 tonnes CO2 equivalent before 2030 and is well positioned to achieve this reduction of approximately 4% to 5% annually with modest capital investments that will not have significant impacts on costs. In fact, preliminary analysis indicates that one potential emissions reduction project could actually lower costs. The Company's work in 2022 will involve further study of the identified projects to refine schedules and cost estimates. The Company is proud of the work undertaken in 2021 and looks forward to continuing its journey to net zero 2050. The Company is on track to produce approximately 85% of its GEO(2), from its wholly-owned mines, using renewable energy by the end of 2022. Yamana will continue to assess opportunities to further improve GHG abatement efforts, including adoption of evolving technologies for its new mines.

Other recent highlights relating to HSSD are as follows:

•The Company's Total Recordable Injury Rate in 2021 was 0.73* for our wholly-owned operations and exploration projects. The change from the full year 2020 results primarily reflect an increase in low-energy incidents. In response, the Company initiated campaigns across all operations focused on reducing the most common injuries that have occurred in 2021.
•As of February 11, 2022 more than 99%(7) of the Company's employees and contractors at its wholly-owned operations and exploration projects have received at least one dose of a COVID-19 vaccine and more than 94%(7) have received two doses. Approximately 55%(7) of workers have received a third dose booster shot.
•The Company successfully completed the second year of a three-year implementation of the Mining Association of Canada’s Towards Sustainable Mining program and the World Gold Council’s Responsible Gold Mining Principles. The results of self-assessments confirm that significant progress was achieved in 2021 and the Company is well positioned to achieve conformance by Year 3.
•In December the MARA project was recognized at the Silver and Gold Summit in Buenos Aires for their public participation program and efforts to engage and introduce communities to mining.
•With heavy rainfall and flooding affecting certain parts of the Bahia State of Brazil, the Company initiated a community support campaign making various donations to municipalities that have been most impacted.

*    Calculated on a 200,000 exposure hours basis including employees and contractors. This rate is exclusive of Canadian Malartic, in which we hold a 50% interest.

FINANCIAL

Net earnings(3) for the three months ended December 31, 2021 were $109.7 million or $0.11 per share basic and diluted, compared to net earnings(3) of $103.0 million or $0.11 per share basic and diluted for the three months ended December 31, 2020. Net earnings(3) for the three months ended December 31, 2021 were positively impacted by $8.2 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

Net earnings(3) for the year ended December 31, 2021 were $147.5 million or $0.15 per share basic and diluted, compared to net earnings(3) of $203.6 million or $0.21 per share basic and diluted for the year ended December 31, 2020. Net earnings(3) for the year ended December 31, 2021 were negatively impacted by $161.6 million of items that management believes may not be reflective of current and ongoing operations attributable to Yamana Gold Inc. equity holders and which may be used to adjust or reconcile input models in consensus estimates.

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	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars; except per share amounts)	2021	2020	2021	2020
Net foreign exchange (gains) losses(3)	$(8.9)	$21.9	$(12.2)	$21.6
Share-based payments/mark-to-market of deferred share units	2.2	3.4	3.2	31.5
Mark-to-market losses (gains) on derivative contracts, investments and other assets and liabilities	0.2	(5.8)	0.3	(6.9)
Gain on sale of subsidiaries, investments and other assets	—	(3.0)	—	(1.4)
Gain on discontinuation of the equity method of accounting	—	—	(10.2)	(21.3)
Temporary suspension, standby and other incremental COVID-19 costs	8.7	9.2	37.4	40.5
Net pre-tax impairment reversal of mining properties	—	(191.0)	—	(191.0)
Early note redemption premium	—	—	53.3	—
Other provisions, write-downs and adjustments*(3)	(0.1)	6.7	9.9	17.9
Non-cash tax on unrealized foreign exchange losses	1.7	1.8	1.9	52.8
Income tax effect of adjustments(3)	(1.4)	(2.4)	(19.0)	(19.7)
One-time tax adjustments(3)	(10.6)	163.9	97.0	183.6
Total adjustments - (decrease)/increase to net earnings(3)	$(8.2)	$4.7	$161.6	$107.6
Total adjustments - (decrease)/increase to net earnings(3) per share	$(0.01)	$—	$0.17	$0.11
*    This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

COVID-19 costs are disclosed as part of mine operating earnings within temporary suspension, standby and other incremental COVID-19 costs. The Company anticipates that temporary suspension and standby costs will continue to be minimized prospectively. With increasing numbers of the population receiving the vaccine, the Company expects to see increasing immunity and corresponding decreasing caseloads. As of February 11, 2022 more than 99%(7) of the Company's employees and contractors at its wholly-owned operations and exploration projects have received at least one dose of a COVID-19 vaccine and more than 94%(7) have received two doses. Approximately 55%(7) of workers have received a third dose booster shot. This will allow for a gradual easing of our COVID-19-related controls and a reduction in associated costs. However, there remains considerable uncertainty relating to COVID-19 which may lead to costs remaining at these levels or increasing rather than decreasing as currently contemplated. The breakdown of the periodic expenditures are as follows:

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars; unless otherwise noted)	2021	2020	2021	2020
Canadian Malartic	$0.6	$0.8	$2.5	$4.5
Jacobina	0.2	0.5	1.2	2.0
Cerro Moro	3.2	4.7	20.8	19.2
El Peñón	1.0	2.0	4.9	7.0
Minera Florida*	3.7	1.2	8.0	7.7
Other Regional Costs	—	—	—	0.1
Total temporary suspension, standby and other incremental COVID-19 costs	$8.7	$9.2	$37.4	$40.5

*    This balance includes approximately $3.5 million of costs related temporary suspensions during the three months and year ended December 31, 2021, respectively (2020: $nil), related to a strike that began in December and ended in January, when the Company entered into a long term collective bargaining agreement with its unions.
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Summary of Financial Results

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars; unless otherwise noted)	2021	2020	2021	2020	2019
Revenue	$503.8	$461.8	$1,815.4	$1,561.0	$1,612.2
Cost of sales excluding DDA	(180.0)	(166.8)	(695.0)	(614.1)	(782.8)
Gross margin excluding DDA	$323.8	$295.0	$1,120.4	$946.9	$829.4
Depletion, depreciation and amortization ("DDA")	(125.7)	(112.5)	(447.9)	(395.0)	(471.7)
Net Impairment reversal on mining properties	—	191.0	—	191.0	—
Temporary suspension, standby and other incremental COVID-19 costs	(8.7)	(9.2)	(37.4)	(40.5)	—
Mine operating earnings	$189.4	$364.3	$635.1	$702.4	$357.7
General and administrative	(20.0)	(23.4)	(74.8)	(85.9)	(79.4)
Exploration and evaluation	(6.8)	(6.0)	(31.6)	(15.1)	(10.3)
Share of earnings (loss) of associates	—	—	0.9	(1.0)	(16.3)
Other operating expenses, net	(12.1)	(1.5)	(37.4)	(14.6)	222.4
Operating earnings	$150.5	$333.4	$492.2	$585.8	$474.1
Finance costs	(15.9)	(19.3)	(134.4)	(77.0)	(144.2)
Other income (costs), net	14.3	(21.6)	26.7	(18.7)	(19.6)
Earnings before taxes	$148.9	$292.5	$384.5	$490.1	$310.3
Income tax expense, net	(44.2)	(189.5)	(295.7)	(286.5)	(84.7)
Net earnings	$104.7	$103.0	$88.8	$203.6	$225.6

Attributable to:
Yamana Gold Inc. equity holders	$109.7	$103.0	$147.5	$203.6	$225.6
Non-controlling Interests	$(5.0)	$—	$(58.7)	$—	$—
Per share data (Yamana Gold Inc. equity holders)
Net earnings(3) per share - basic and diluted	$0.11	$0.11	$0.15	$0.21	$0.24
Dividends declared per share	$0.0300	$0.0263	$0.1125	$0.072	$0.030
Dividends paid per share	$0.0300	$0.0175	$0.1088	$0.056	$0.025
Weighted average number of common shares outstanding (thousands)
Basic	961,185	952,435	963,393	951,818	950,266
Diluted	962,695	954,565	964,932	953,846	951,924
Cash flows
Cash flows from operating activities	$238.2	$181.5	$742.3	$617.8	$521.8
Cash flows from operating activities before net change in working capital	$230.8	$207.4	$784.6	$688.7	$590.5
Cash flows (used in) from investing activities	$(117.5)	$136.3	$(399.7)	$51.4	$432.0
Cash flows used in financing activities	$(55.7)	$(141.0)	$(467.5)	$(175.9)	$(892.5)
Net free cash flow(1)	$188.4	$118.9	$547.4	$455.6	$321.5

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Capital Expenditures

For the three months ended December 31,	2021	2020	2021	2020	2021	2020	2021	2020
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic(5)	$17.3	$18.6	$22.7	$5.1	$4.4	$7.0	$44.4	$30.7
Jacobina	4.2	5.4	10.5	4.8	1.8	2.0	$16.5	$12.2
Cerro Moro	12.4	9.0	0.5	4.4	1.3	3.5	$14.2	$16.9
El Peñón	7.1	9.9	1.6	0.5	2.3	4.7	$11.0	$15.1
Minera Florida	2.9	4.4	6.3	9.1	3.1	1.8	$12.3	$15.3
Other	0.5	0.5	12.4	2.5	6.7	2.0	$19.6	$5.0
Total	$44.4	$47.8	$54.0	$26.4	$19.6	$21.0	$118.0	$95.2

For the year ended December 31,	2021	2020	2021	2020	2021	2020	2021	2020
(In millions of US Dollars)	Sustaining		Expansionary		Exploration		Total
Canadian Malartic(5)	$69.2	$52.5	$50.1	$12.2	$15.7	$10.1	$135.0	$74.8
Jacobina	14.0	21.6	28.1	15.8	7.2	6.0	$49.3	$43.4
Cerro Moro	39.8	29.5	1.2	6.9	5.6	12.5	$46.6	$48.9
El Peñón	34.6	31.4	7.8	0.5	15.6	15.9	$58.0	$47.8
Minera Florida	15.2	12.6	22.6	19.9	6.5	7.0	$44.3	$39.5
Other	0.9	1.7	33.0	11.5	17.5	6.1	$51.4	$19.3
Total	$173.7	$149.3	$142.8	$66.8	$68.1	$57.6	$384.6	$273.7

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (“Yamana” or the “Company”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas' mining friendly jurisdictions, including Canada, Brazil, Chile and Argentina. The Company is primarily focused on gold, but has exposure to green metals from silver and copper exposure. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. Yamana has a strong 10-year base case outlook with a sustainable production platform of 1 million GEO(2) per year through 2030, based on proven and probable mineral reserves, high conviction mineral resource and exploration results, and as such, the Company is not reliant on new exploration success to maintain this base case outlook. Production will be underpinned by continued operational success at the Company’s existing operations, which have consistently replaced mineral reserves above depletion.

The Company is listed on the Toronto Stock Exchange (trading symbol "YRI"), the New York Stock Exchange (trading symbol "AUY"), and the London Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Jacobina mine in Brazil, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Cerro Moro mine in Argentina. On January 21, 2021 the Company completed the acquisition of the Wasamac property, a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion, adding to Yamana’s pipeline of organic opportunities, significantly enhancing the Company’s future growth prospects for which a positive development decision has been made during the year. The Company is focused on the regional approach being taken in the Abitibi-Témiscamingue Region of Quebec, Canada, and the similar approach taken in Jacobina, Brazil, to reach a strategic goal of a production platform in the regions of 500,000 and 400,000 ounces, respectively. Additionally, following the finalization of the integration agreement in the fourth quarter of 2020, the Company also owns a 56.25% interest in the MARA Project, a large-scale copper, gold, silver and molybdenum project located in the province of Catamarca, Argentina. For full details on the Wasamac property acquisition and the MARA Project integration agreement, please refer to Section 5: Construction, Development and Other Initiatives.

Over the years, the Company has grown and generated value through strategic acquisitions and portfolio optimizations, and by pursuing organic growth to increase cash flows and unlock value at existing mines and development assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus and commitment regarding the Company’s high quality operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and key performance objectives in health, safety, and sustainable development, generally ESG. Underpinning this performance is our "One Team, One Goal:
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Zero" vision, which reflects the Company's commitment to zero harm to employees, the environment and host communities near its operations.

•Increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties. The Company does not rely exclusively on proven and probable mineral reserves at any point to determine mine life as that would undervalue and misrepresent the potential of its operations. Similarly, the Company does not rely solely on a reserve life index to the exclusion of other measures to determine mine life, as the Company believes there are other considerations that determine mine life; where possible, the Company endeavours to increase mineral reserves early in the mine life, although the Company recognizes that often it is more cost effective and technically efficient to progressively extend mine life as, and when, mine development is advancing. This is particularly true for underground mines and prospects. The Company believes that to rely exclusively at any given point on proven and probable mineral reserves does not give sufficient allowance for discovery of new mineral resources, history of conversion of mineral resources to mineral reserves and exploration potential. For El Peñón and Minera Florida, the Company gives considerable allowance for mine life that is well in excess of mineral reserves, given the aforementioned factors of new discovery of mineral resources, historical conversion of mineral resources to mineral reserves and significant exploration potential.

•Maximizing the overall value of the Company as an enterprise, cash flows and free cash flows, and cash returns on invested capital, first on producing and then non-producing assets. Within the producing portfolio, attention is focused on per share measures related to the growth and quality of mineral reserves and mineral resources for mine life extensions and scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flows.

•For strategic assets in the portfolio, the focus is to assess the best path to create value for shareholders, including advancing development projects through exploration, technical/financial reviews, studies and optimizations, permitting and community engagement, and/or considering strategic alternatives to realize returns from these strategic assets. This may include developing the assets through a joint venture or other strategic arrangements, or through monetization.

•Disciplined and progressive approach to capital allocation. The Company has a conservative capital structure that provides for the focus on its capital allocation priorities including: the development, expansion, and exploration of prioritized low capital cost growth projects; and the return of capital to shareholders. The details of those priorities are as follows:

◦Development, expansion and exploration self-funding with modest and well sequenced growth capital projects including:
▪Advancement of the Wasamac project, the Odyssey underground project at Canadian Malartic, Jacobina phased expansion, the MARA Project, and along with our partner determining the merits of the advancement of the Suyai Project. Please refer to Section 5: Construction, Development and Other Initiatives for further details on the status and advancement plans for these assets and others.

▪Additionally, advancing the Company’s generative exploration program for the next generation of Yamana mines:
▪Move the Company’s most advanced exploration projects forward;
▪Pursue exploration and drilling programs at highly-prospective, early stage projects in the Company’s existing portfolio;
▪Expand the Company’s exploration portfolio through evaluations and targeted land acquisition.

◦Strengthening Return of Capital to Shareholders:
▪As part of the Company's progressive approach to its dividend policy and returns to shareholders, an increased quarterly dividend of $0.03 per share (annual $0.12 per share) was approved during the second quarter of 2021, representing the sixth dividend increase since the second quarter of 2019, for a cumulative increase of 500%. The Company considers dividends an important component of returns on investment for shareholders, and previously indicated that its policy is that as its cash flows and cash balances increase, as its balance sheet continues to improve, and as debt service decreases, the Company would evaluate further increases of its dividend. While the Company has relied over the last several years on maintaining certain levels of cash on hand to secure payment of the dividend independently of changes in gold price, with cash flow improvements, certainty of modest and manageable annual capital expenses for its growth projects and completion of various definitive studies relating to those projects, the Company has concluded that it is able to fund its dividend at current or substantially lower gold prices. The Company conducts sensitivities on its capital allocations, including ability to fund and pay dividends, at various gold prices as low as $1,350.
▪On July 29, 2021, the Company announced a normal-course issuer bid (“NCIB”) to purchase up to 48,321,676 common shares of the Company, representing up to 5% of the Company’s then current
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issued and outstanding common shares, in open-market transactions through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and alternative Canadian trading systems. The Company believes that from time to time the market price of its common shares does not represent their full value and growth prospects and views purchases of common shares as an attractive investment comparable to its investments in its portfolio of exploration and development stage assets. Since the commencement of the NCIB in July, the Company has repurchased, and subsequently cancelled, a total of 6,672,628 common shares for approximately C$35.6 million.
▪The Company will continue to engage regularly with investors to ensure it is maintaining an optimal balance between the dividend amount payable and dividend sustainability, along with other methods of return of capital to shareholders, such as stock buybacks.
▪Following the Company's initial capital spending and development phase from 2003 to 2006, the Company has consistently paid dividends since 2007, and dividends have aggregated to over $1 billion paid over 14 years.

•Strengthening the Company's Financial Position, Improving Financial Resilience and Increasing Financial Flexibility:
▪Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile. During the third quarter, the Company took advantage of market conditions to improve the terms of its outstanding notes by extending maturity and reducing carrying costs, by completing an offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility. Summarized financial information for Yamana Gold Inc. and the guarantor subsidiaries (together, the "Obligor Group") is included in Section 8: Financial Condition and Liquidity.
▪Yamana used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024.
▪The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the shorter-term maturity notes represents the culmination of significant debt reduction efforts initiated in 2019. Yamana’s outstanding gross debt was reduced by $222.1 million to $772.8 million during the third quarter, which compares to $1.85 billion outstanding in the second quarter of 2019.

Investment and Exploration Strategy

A further primary objective of the Company, although one with an intermediate to longer-term time horizon, is the advancement of its generative exploration program, a key component of Yamana’s overall organic growth strategy, designed to advance the Company’s most prospective properties and lay the foundation for the next generation of Yamana mines. The Company has an extensive exploration portfolio with well-defined exploration prospects and organic growth opportunities in all jurisdictions, with more advanced opportunities in Canada and Brazil, and recently introduced two new projects to the program where ongoing surface exploration has shown promising results: the Falcon project, a Tier 2 project in Santa Cruz, Argentina; and Las Flechas, a Tier 3 project in San Juan, Argentina. The objective of the generative exploration program is to advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million gold equivalent ounces which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years.

As noted, the Company is continually reviewing its capital allocation strategy, and exploring options for funding such projects that do not draw on free cash flows. Funding strategies include, but are not limited to, proceeds from the monetization of non-cash producing assets or non-core assets that do not meet the Company's precious metal and scale requirements and, where applicable, flow-through funding arrangements. Funds are allocated to develop promising internal opportunities for organic growth through exploration and provide long term growth.

To assess these opportunities, the Company relies on an experienced local exploration team that operates in its established jurisdictions and other favourable districts in North and South America.

The Company is refocusing its efforts on regional exploration projects, with greater efforts being placed on Jacobina and Lavra Velha, which represent the best opportunities for advancement of the goals of the generative exploration program. Every project in the generative exploration program has had some drilling, with some projects more advanced than others and as an example, Lavra Velha in Brazil. There are a number of significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well-placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. Additionally, the property hosts higher-grade gold and copper potential, as recently
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demonstrated by positive drilling results at Lavra Velha SW target, and the Company is exploring for Iron Oxide Copper Gold ("IOCG") mineralization. For more details, please refer to Section 7: Exploration.

The Company will also, from time to time, make investments to advance prospective exploration projects and more mature projects where it can provide value-added guidance either from the Company's exploration or technical services groups.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier-stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed the cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement, and where the Company can deploy its corporate knowledge to provide value-added support. As part of its corporate approach, the Company shares information and best practices among its operations. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

As part of this strategy, on June 21, 2021, the Company acquired the Francoeur, Arntfield and Lac Fortune properties from Globex. This acquisition adds six kilometres of highly prospective strike length for exploration efforts to increase overall resources adjacent to a major asset and to extend the Wasamac mine life.

From time to time, the Company’s strategy includes holding investments in prospective companies. This may be for several reasons such as the disposition of certain assets for shares or in other cases, resulting from an investment for portfolio purposes. The ownership of shares in the Nomad Royalty Company is an example of the former. An investment may also give the Company an opportunity to further evaluate related opportunities. Normally, these investments are held through a cycle; otherwise they are treated as any other portfolio investments. The acquisition by the Company of 24 million shares of Ascot Resources Ltd. ("Ascot") during the second quarter, representing 6.4% of the outstanding shares, for aggregate consideration of $16.5 million is an example of the latter. In line with its investment strategy, the Company also holds interests in other exploration-stage companies in Canada including Quebec and British Columbia, amongst other prominent areas.

Abitibi-Témiscamingue and the province of Quebec, where the Wasamac project is located, represent high-quality regions and jurisdictions for mining which have a long mining pedigree, impressive mining workforces and skilled human capital, and support responsible mining. Furthermore, excellent infrastructure and local and provincial support of mining allows the Company to contain costs, find optimization opportunities, and manage its operations confidently and with an eye on health, safety, environment and community engagement. The focus of the Company in this geographical area is another step in its Canadian and regional strategy, and focus on this region in particular. The geologic nature of Abitibi-Témiscamingue is prolific, with an impressive mineral endowment, where new interpretations of geology and mining skills continue to lead to new, large discoveries.

With Wasamac, Canadian Malartic and Odyssey, the Company will become one of the larger regional and national mining companies in Canada, with a threshold production of approximately 500,000 ounces of gold per year, at costs well below the Company’s and industry average. With the Company’s emphasis on free cash flow(1) generation, and focus on returns, Wasamac fits well into the Company’s corporate portfolio. As a stand-alone asset in that portfolio, the project carries a fraction of the overall value of the Company, although the Company believes there is significant upside that will increase that value and portfolio contribution. Wasamac creates an optimized, more established and prolific Canadian company with impressive cash flow present and future and a dominant regional presence in one of the best jurisdictions for mining in the world, which management believes supports a premium valuation for the Company.

Ten-Year Production Outlook

On January 25, 2021, the Company introduced its longer-term, ten-year production outlook to demonstrate the confidence it has in the sustainability of its production platform and in the long mine lives of its assets. In its inaugural outlook the Company announced a baseline annual production of 1,000,000 GEO(2) from current operations and with growth to 1,200,000 GEO(2) by approximately 2028 from its Wasamac development project.

Opportunities for Further Growth from Operating Assets and Wasamac

Since the announcement of its inaugural ten-year outlook, exploration successes have provided significant support for the outlook and those successes underpin that outlook this year with a greater certainty than when it was first introduced. The Company expects to provide a more formal update on its longer-term ten-year outlook every other year to allow more time for exploration, mineral resource conversion and evaluation of the foregoing to longer-term production plans. and anticipates delivering this again in 2023 subsequent to further analysis on several longer-term growth opportunities. In its next updated outlook, the Company expects it will increase its sustainable baseline annual production at current operations from 1,000,000 GEO(2) to at least 1,050,000 GEO(2) from 2025. Further, the growth potential of 1,200,000 GEO(2) outlined in the previously
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announced ten-year outlook remains a conservative target as the Company has significant production upside at its operating mines and at its Wasamac project. Preliminary evaluations have identified a number of opportunities for further growth, including the potential for a Phase 4 expansion at Jacobina, the potential plant expansion and heap leach project at Cerro Moro, the addition of the new South Deeps discovery into the mine plan at El Peñón and the possible addition of a second shaft and further production from upper ore-bodies accessed by the ramp at Odyssey. At Wasamac there remains the potential for higher production levels from Wildcat, Wildcat South and the highly prospective Francoeur, Arntfield and Lac Fortune properties. Assuming all of these identified opportunities are advanced, the Company's production potential could reach up to 1,500,000 GEO within the ten-year outlook horizon, and meaningfully extend that production profile beyond the ten-year timeframe.

Additional Opportunities Not Included in the Ten-Year Outlook

The Company has additional compelling development projects in its pipeline with the potential to drive significant long-term production upside towards the end of the current decade and beyond. These include the MARA Project, one of the largest copper-gold projects in the world which Yamana owns 56.25% and which has an average annual production of 556 million pounds of copper equivalent (100% basis) during its first ten years. In addition, the Suyai Project is a large gold project in Chubut Province, Argentina, that is projected to reach production of up to 250,000 ounces annually in its first eight years. In Brazil, the Company is expanding the known oxide mineral resource base at Lavra Velha, and the deposit is being evaluated as a potential open pit prospect relying on heap leaching for recovery. Further, Jacobina Norte is a highly-prospective property that lies contiguous to and north of the Company’s prolific Jacobina mine, with preliminary results showing excellent potential for the discovery of standalone Jacobina-type mineralization and the addition of a new mine along the greenstone basin. These opportunities remain outside of the growth outlined in the ten-year outlook.

For full details on the aforementioned updates and additional details on each operation and project, please refer to the February 17, 2022 press release "Yamana Gold Provides 2022-2024 Guidance and an Update To Its Ten-Year-Outlook Highlighting A Sustainable Production Platform With Significant Growth".

2022 - 2024 Guidance

The Company is maintaining its 2022 production guidance and expects production not to be less than 1,000,000 GEO(2). For 2023, the Company is increasing its production guidance from 1,000,000 GEO(2) to 1,030,000 GEO(2). The Company sees further near-term growth continuing in 2024 with production increasing to 1,060,000 GEO(2).

For 2022, the Company expects total cost of sales, cash costs(1) and AISC(1) not to exceed $1,215, $725 and $1,080 per GEO(2) respectively. Over the three-year guidance period, the Company is expecting the increase in GEO(2) production to have a positive impact on costs. In particular, the Company's lowest-cost operation, Jacobina, is a significant contributor to the increase in production over the guidance period, and consequently the Company anticipates this will drive down the average cost of production, improving overall margins and cash flow.

Three-Year Production Guidance

The following table presents the Company's total gold, silver and GEO production expectation in 2022, 2023 and 2024, which demonstrates sequential growth in production, starting at 1,000,000 GEO and increasing to 1,060,000 GEO by 2024. This 3% and 6% production growth exceeds the guidance provided last year and the budgets on which that guidance was based.

The Company notes that it guides on GEO production and costs based on a particular assumption of gold and silver prices. Although underlying gold and silver production does not change with the fluctuation in gold and silver prices, the change in the GEO ratio from such fluctuations may result in a different GEO production than that guided. For comparability, the Company kept the GEO ratio for the guidance period at 72.00, consistent with what was used in last year's guidance, in line with 2021 actuals, and because the Company expects that silver will perform at least as well as gold in 2022. At the spot GEO ratio of approximately 80.00, the calculation of expected 2022 production would be modestly lower, although the underlying production of gold and silver would not change. Further, at the spot GEO ratio, costs on a per GEO basis would be modestly higher. Please refer to the sensitivity write-up at the end of this section for further details and calculations.

Due to mine development and sequencing for 2022, the Company expects an evenly weighted production profile between the first half and the second half of the year, instead of a stronger second half weighting as was customary in prior years. However, the first quarter is expected to be the lowest production quarter of the year, as Jacobina ramps up to 8,500 tpd and due to the temporary disruption to operations during the first three weeks of January at Minera Florida.

The following tables present actual production for 2021 and production guidance for 2022, 2023 and 2024. While the Company provides production guidance within a range of +/- 3% by mine and overall, the following presents the production levels by year in that range which management expects to meet or exceed for the particular year.
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(000's ounces)	2021 Actual	2022 Guidance	2023 Guidance	2024 Guidance
Total gold production	885	870	910	930
Total silver production	9,169	9,500	8,650	9,400
Total GEO production(2)	1,011	1,000	1,030	1,060

(000's ounces)	Gold
	2021 Actual	2022 Guidance	2023 Guidance	2024 Guidance
Canadian Malartic (50%)	357	320	330	340
Jacobina	186	195	230	230
Cerro Moro	80	95	95	95
El Peñón	176	170	165	165
Minera Florida	85	90	90	100
Total	885	870	910	930

(000's ounces)	Silver
	2021 Actual	2022 Guidance	2023 Guidance	2024 Guidance
Cerro Moro	5,582	5,300	4,400	4,450
El Peñón	3,587	4,200	4,250	4,950
Total	9,169	9,500	8,650	9,400

(000's ounces)	GEO(2)
	2021 Actual	2022 Guidance	2023 Guidance	2024 Guidance
Canadian Malartic (50%)	357	320	330	340
Jacobina	186	195	230	230
Cerro Moro	156	169	156	157
El Peñón	226	228	224	234
Minera Florida	85	90	90	100
Total	1,011	1,000	1,030	1,060

2022 Cost Guidance

The Company has assumed an expected average year-over-year consolidated cost impact in the range of 3% at its wholly owned operations, including the impact of inflation. At Canadian Malartic, costs are expected to increase over 2021 as reflected in the previously disclosed longer term mine plan, mostly due to lower production and increased strip ratio.

Cost pressures from inflation are expected to be moderate as the transitory impacts of commodity-linked consumables and COVID-related supply chain disruptions ease. At the Company’s operations, the impact of inflation on costs is expected to be partially offset by the related devaluation of local currencies, in which the majority of expenses are incurred. Furthermore, the Company has experienced a more modest exposure to inflation given the lower relative exposure to consumables at its portfolio of primarily lower tonnage underground operations and access to lower cost renewable energy versus carbon-based sources of power. At this time, the Company is not experiencing any significant inflationary pressure on capital costs, and the Company believes that its assumptions relating to forecast capital costs remain valid.

Over the three-year guidance period, the Company is expecting a 6% increase in GEO production that is anticipated to have a positive impact on consolidated costs. In particular, the Company's lowest-cost operation, Jacobina, is a significant contributor to the increase in production over the guidance period, and consequently the Company anticipates this will drive down the average cost of production, improving overall margins and cash flow.

The Company anticipates that it will continue to incur some costs in relation to COVID-19 in the near future. Total costs are expected to be approximately $10.0 million for 2022, or approximately $10 per GEO(2) sold on a consolidated basis. The bulk of the COVID-19 costs are expected at Cerro Moro and El Peñón, in relation to additional transportation, testing and sanitation requirements, at approximately $4.0 million and $3.0 million, respectively. COVID-19 costs are not included in the below disclosure as they are currently excluded from total cost of sales per GEO sold(2), cash costs(1) per GEO sold(2) and AISC(1) per GEO sold(2).

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The following table presents cost of sales, cash costs(1) and AISC(1) results in 2021 and cost guidance for 2022. While the Company provides cost guidance within a range of +/- 1.5% overall, with some mines having slightly wider and narrower ranges, the following presents the cost levels in those ranges which management expects to meet or be below for 2022.

(In US Dollars)	Total cost of sales per GEO sold(2)		Cash costs(1) per GEO sold(2)		AISC(1) per GEO sold(2)
	2021 Actual	2022 Guidance	2021 Actual	2022 Guidance	2021 Actual	2022 Guidance
Canadian Malartic (50%)	$1,135	$1,320	$647	$760	$901	$1,030
Jacobina	$863	$845	$566	$555	$738	$760
Cerro Moro	$1,332	$1,420	$848	$940	$1,228	$1,285
El Peñón	$1,054	$1,170	$673	$660	$932	$885
Minera Florida	$1,434	$1,280	$881	$740	$1,224	$1,135
Total*	$1,132	$1,215	$689	$725	$1,030	$1,080
*    Total AISC includes additional non-mine site specific costs primarily comprised of corporate G&A and exploration expenditures.

The following table presents expansionary capital, sustaining capital, and total exploration spend results for 2021 and expectations by mine for 2022:

	Expansionary capital		Sustaining capital		Total exploration
(In millions of US Dollars)	2021 Actual	2022 Guidance	2021 Actual	2022 Guidance	2021 Actual	2022 Guidance
Canadian Malartic (50%)	$50.1	$114.0	$69.2	$70.0	$15.9	$14.0
Jacobina	28.1	37.0	14.0	24.0	9.5	15.0
Cerro Moro	1.2	1.0	39.8	41.0	17.3	18.0
El Peñón	7.8	3.0	34.6	28.0	18.8	20.0
Minera Florida	22.6	11.0	15.2	20.0	10.0	12.0
MARA*	14.3	13.0	—	—	—	—
Wasamac	6.7	15.0	—	—	6.9	10.0
Other capital	0.8	3.0	0.9	2.0	—	—
Other exploration expense	—	—	—	—	10.7	6.0
Other capitalized exploration	—	—	—	—	10.6	15.0
Total	$131.6	$197.0	$173.7	$185.0	$99.7	$110.0
* MARA actuals for 2021 and guidance for 2022 in this table are disclosed at the Company's 56.25% interest, and not at 100%, as consolidated and disclosed in other CAPEX tables. MARA expansionary capital is related to work associated with the advancement of the project, including the feasibility study and EIA among others.

Approximately 60% of the Company’s expected exploration investment is capital in nature.

The following table presents other expenditure results in 2021 and expectations for 2022:

(In millions of US Dollars)	2021 Actual	2022 Guidance
Total DDA	$447.9	$500 - 520
Cash based G&A*	$70.8	$75.0
Cash income taxes paid**	$151.0	$145 - 165
*    Cash based G&A excludes $4.0 million of non-cash stock based compensation expense, included in G&A as reported in the Consolidated Statements of Operations for 2021 actuals.
**    2022 guidance is based on $1,800 gold price and $25.00 silver price as per guidance assumption table below.
Cash taxes paid consider payments made in relation to withholding tax and prior years, as in certain jurisdictions, final payments related to a fiscal year’s taxes are settled in the next fiscal year.
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Guidance Assumptions and 2022 Sensitivity Impact

Key assumptions, in relation to the above guidance, are presented in the table below.

				Impact of Change to 2022 Guidance Assumptions
	2021 Actual*	2022 Guidance	Change to 2022 Guidance Assumptions	AISC/GEO	Earnings before Taxes ($Ms)	Change in Cash ($Ms)
GEO Ratio	72.55	72.00
Gold	$1,800	$1,800	$50	$5	$43.0	$32.0
Silver	$25.17	$25.00	$1.00	$(6)	$8.0	$6.0
USD-CAD**	1.25	1.26	5%	$(16)	$12.0	$19.0
USD-BRL**	5.40	5.50	5%	$(4)	$3.0	$4.0
USD-CLP**	759.07	825.00	5%	$(6)	$4.0	$6.0
USD-ARS**	95.10	130.00	5%	$(3)	$2.0	$2.0
*    Metal prices and exchange rates shown in the table above are the average metal prices and exchange rates for the year ended December 31, 2021
**    Change represents a US Dollar appreciation in relation to the foreign currency.

MINE BY MINE NEAR-TERM OUTLOOK

Canadian Malartic (50%)

At Canadian Malartic, the mine is transitioning from the Canadian Malartic pit to the Barnat pit and consequently, production level for 2022 is not expected to be less than 320,000 ounces. This represents a decrease in relation to 2021, as per previously disclosed guidance and the 2021 Technical Report. At Canadian Malartic, costs are expected to increase over last year as reflected in the previously disclosed longer term mine plan, mostly due to lower production and increased strip ratio. As previously disclosed, the Company expects that the average strip ratio will normalize over the following years as the mine transitions from the Malartic pit to the Barnat pit, and then decrease as the Barnat pit goes deeper.

Jacobina

At the Jacobina mine, which continues to be a standout performer, production in 2022 is not expected to be less than 195,000 ounces. The guided production mid-point would represent record annual production at the operation. With the accelerated permitting and 2021 out-performance, the mine is now expected to achieve the Phase 2 throughput objective of 8,500 tpd by the second quarter of 2022, approximately one year earlier than planned, with the higher throughput supported by stockpiles during the year.

El Peñón

At El Peñón, GEO production in 2022 is not expected to be less than 228,000 GEO and is in line with production in 2021. The mine’s current production rate—the result of the right-sizing of the operation initiated in late 2016—increased cash flow while ensuring the long-term sustainability of the mine. Exploration successes over the last three years has resulted in an increase in mineral reserves, unlocking opportunities to incrementally increase production by leveraging excess processing capacity at El Peñón. The operation can process approximately 4,200 tpd, which represents upside of 20-30% above currently budgeted levels, with no additional capital expenditures required. District-scale exploration work completed during the year and the fourth quarter yielded positive results, and opens up a new, large area of high exploration potential, suggesting a significant expansion of the highly productive El Peñón vein system south of the existing mine. Such expansion of the vein system could in turn meet the objective of increasing production at a site that, as aforementioned, has significant excess plant capacity.

Minera Florida

At Minera Florida, gold production for 2022 is not expected to be less than 90,000 ounces, slightly above that of 2021. The strategy at Minera Florida is to extend mine life and unlock opportunities for increased annual gold production following an approach similar to the approach taken at Jacobina. This includes focusing on mineral reserve development and generating an inventory of prepared mining areas to increase operational flexibility. Consistent with the 10-year outlook, the plant de-bottlenecking study is advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, thereby increasing annual gold production to approximately 120,000 ounces. The Company submitted the ESIA during the fourth quarter, with the timeline expected to be approximately 18 months for approval, with another 12 months to receive sectorial permits. With the expected permitting timelines, the mine could begin operating at a planned 100,000 tonnes per month level in 2025. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000
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tonnes per month with incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

Cerro Moro

At Cerro Moro, the Company envisions a modest increase in production for 2022 in relation to 2021, and is not expected to be less than 169,000 GEO, as the mine was catching up development, which has now stabilized. Notably, Cerro Moro replaced depletion of mineral reserves for the first time. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including a scalable plant and heap leaching. For further information on the Cerro Moro scalable plant and heap leach project and other initiatives please refer to Section 5: Construction, Development and Other Initiatives.

3.    REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2021

Revenue

In the three months ended December 31, 2021, revenue was $503.8 million compared to $461.8 million in the same period in 2020. The 9% increase was primarily driven by higher gold sales volumes in the current quarter, which more than offset the lower realized prices(1) compared to the fourth quarter of 2020. The average realized gold price for the quarter ended December 31, 2021 was $1,796 per ounce versus $1,875 per ounce for the comparative quarter. Higher sales volumes were most notable at El Peñón, which had a standout quarter, as well as Canadian Malartic where the transition to, and ramp-up of the Barnat deposit were taking place in the comparative period; Cerro Moro, which was impacted by COVID-19 related travel restrictions, which impacted work availability in the comparative quarter; and Jacobina, which had record production in the fourth quarter of 2021.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 12: Non-GAAP Financial Performance Measures.

Cost of Sales Excluding DDA

Cost of sales excluding DDA increased $13.2 million or 8%, compared with the same quarter in prior year, as result of higher GEO(2) production and sales levels, as discussed above, and in line with plan.

Depletion, Depreciation and Amortization ("DDA")

DDA expense increased $13.2 million or 12%, compared with the same quarter in the prior year. The increase in DDA expense was primarily attributable to the overall higher sales volumes in the current period, in particular, at Canadian Malartic, Jacobina, Cerro Moro and El Peñón, given the notable increase in sales volumes from the comparative period.

General and Administrative

General and administrative ("G&A") expenses include expenses related to management of the business that are not part of direct mine operating costs. In the three months ended December 31, 2021, G&A expenses were $3.4 million lower than in the same period in 2020, primarily due to higher stock-based compensation expense in the comparative quarter related to the significant increase in the Company's share price during 2020, which resulted in the Company recording a higher expense as the value of the stock-based compensation granted in previous years increased (particularly performance share units).

Exploration and Evaluation

Exploration and evaluation expenses of $6.8 million for the three months ended December 31, 2021 were higher than in 2020 due to increased expenditures resulting from the generative exploration program. The program is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information refer to Section 7: Exploration.

Other Operating Expenses

In the three months ended December 31, 2021, the Company recorded net other operating expenses of $12.1 million compared to net other operating expenses of $1.5 million for the same period in 2020. Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in the current period is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $6.8 million, of which, only 56.25% is attributable to
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Yamana shareholders. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020, and accordingly, there was no equivalent meaningful expense in the comparative period.

Finance Costs

Finance costs decreased $3.4 million in the three months ended December 31, 2021 compared to the same period in 2020, primarily due to the decrease in the Company's interest expense, which has decreased from 2020 due to both lower outstanding gross debt, and more favourable interest rates following the senior notes transactions in the third quarter of 2021. Further information on the redemption/issuance of the senior notes can be found in Section 1: Highlights and Relevant Updates.

Other Income/Costs

Other income was $14.3 million in the three months ended December 31, 2021, compared to other costs of $21.6 million in the comparative period. Other income/costs is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The income position in the current period was primarily comprised of foreign exchange gains.

Income Tax Expense

The Company recorded an income tax expense of $44.2 million for the three months ended December 31, 2021 compared to an income tax expense of $189.5 million for the three months ended December 31, 2020. The income tax provision reflects a current income tax expense of $57.2 million and a deferred income tax recovery of $13.0 million, compared to a current income tax expense of $24.4 million and a deferred income tax expense of $165.1 million for the three months ended December 31, 2020.

Included in the income tax expense for the three months ended December 31, 2021 are mining taxes of $19.7 million for the three months ended December 31, 2021 compared to $8.3 million for the three months ended December 31, 2020.

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue

For the year ended December 31, 2021, revenue was $1,815.4 million compared to $1,561.0 million for the same period in 2020. The 16% increase was primarily attributable to higher gold sales volumes in the current period as well as higher realized prices(1) for both gold and silver compared to 2020. Higher sales volumes were seen across all of the Company's mines and were most notable at Canadian Malartic and Cerro Moro, given prior period volumes were impacted by the government-mandated suspension of operations in March and April 2020 and subsequent ramp up throughout the remainder of the period.

For a cautionary note on non-GAAP financial performance measures and a reconciliation to average realized prices, refer to Section 12: Non-GAAP Financial Performance Measures.

Cost of Sales Excluding DDA

Cost of sales excluding DDA increased $80.9 million or 13% for the year ended December 31, 2021 compared to 2020, primarily due to the increase in sales volumes as discussed above, and in line with plan.

Depletion, Depreciation and Amortization ("DDA")

Total DDA expense increased $52.9 million or 13% for the year ended December 31, 2021 compared to 2020, primarily due to the overall higher sales volumes in the current period, as discussed above.

General and Administrative

G&A expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the year ended December 31, 2021, G&A expenses decreased $11.1 million or 13% compared to 2020. This was predominantly due to the significant increase in the Company's share price in the second and third quarters of 2020, impacting non-cash shared-based compensation valuation in the prior year.

Exploration and Evaluation

Exploration and evaluation expenses of $31.6 million for the year ended December 31, 2021 were significantly higher than the $15.1 million of expenses in 2020 due to increased expenditures resulting from the generative exploration program. The program
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is focused on advancing projects in Yamana’s portfolio, while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. For more information please refer to Section 7: Exploration.

Share of Earnings/Loss of Associates

The Company's share of net earnings related to its associates totalled $0.9 million for the year ended December 31, 2021, and was comprised of the Company's share of earnings/loss of Nomad Royalty Company and Monarch Gold prior to ceasing to account for these investments as associates. In 2020, the Company recorded losses of $1.0 million, being the Company's share of net loss related to its former associate Leagold Mining Corporation, for the period up to March 10, 2020 when Leagold merged with Equinox Gold and Yamana ceased to have significant influence in the investee, and therefore, discontinued equity accounting for the investment using the equity method from this date. This loss was partially offset by the Company's share of net earnings in Nomad Royalty Company and Monarch Gold. As at December 31, 2021, Yamana no longer has any investments accounted for as associates.

Other Operating Expenses

In the year ended December 31, 2021, the Company recorded other operating expenses of $37.4 million (2020: $14.6 million). Operating expenses are comprised primarily of contributions to social and infrastructure development priorities in jurisdictions where the Company is active, business development related costs, care and maintenance expenses, changes in provisions, and mark-to-market adjustments on financial assets and liabilities. The largest expense component in the current period is related to care and maintenance expenditures at the MARA project in relation to the Alumbrera facilities of $25.6 million, of which, only 56.25% is attributable to Yamana shareholders. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020, and accordingly, there was no equivalent meaningful expense in 2020. Total other expenses incurred in 2021 were largely offset by $10.2 million in gains on discontinuation of the equity method of accounting, associated with the change in the status of the Company's investments in Nomad Royalty Company ("Nomad") and Monarch Gold during the year. The investments in Nomad and the newly formed Monarch Mining are now accounted for at fair value, and Monarch Gold is consolidated. In the prior year, the most significant expense components related to a $10.9 million mark to market loss on deferred share unit compensation due to the increase in the Company's share price, contributions to social and infrastructure development causes in jurisdictions where the Company is active, and various other individually insignificant operating expenses. These expenses were partially offset by a $21.3 million gain recognized upon the discontinuation of the equity method on the Company's investment in Leagold in the first quarter of 2020.

Finance Costs

Finance costs increased $57.4 million in the year ended December 31, 2021 compared to 2020, primarily due to the $53.3 million expense incurred in the third quarter of 2021 relating to the early redemption of certain of the Company's senior notes, partially offset by the decrease in the Company's interest expense, which has decreased from 2020 due to lower outstanding gross debt, and in the latter part of the year, more favourable interest rates following the senior notes transactions in the third quarter of 2021. Further information on the redemption/issuance of the senior notes can be found in Section 1: Highlights and Relevant Updates.

Other Income/Costs, Net

Other income was $26.7 million in the year ended December 31, 2021, compared to other costs of $18.7 million in 2020. Other income/costs is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from year to year. The income position in the current period was primarily comprised of foreign exchange gains.

Income Tax Expense

The income tax provision for the year ended December 31, 2021 reflects a current income tax expense of $159.8 million and a deferred income tax expense of $135.9 million. This compares to a current income tax expense of $116.2 million and a deferred income tax expense of $170.3 million for the year ended December 31, 2020.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 76.9% on the earnings before tax for the year ended December 31, 2021, compared to an effective tax rate of 58.5% for the prior year.

The following items have the most significant impact on the difference between the Company's Canadian statutory tax rate of 26.5% and our effective rate for the years ended December 31, 2021 and 2020:

•On June 16, 2021, the Argentina government enacted legislation to increase the tax rate from 25% to 35% retroactive to January 1, 2021. As a result, the deferred tax liability relating to the carrying value of certain non-producing assets
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(namely Suyai and MARA) were revalued at the higher tax rate. An expense of $146.92 million was recognized during the year relating to this change in income tax rate.
•Mining tax in the amount of $58.5 million for the year ended December 31, 2021 and $28.9 million for the year ended December 31, 2020 was recorded in income tax expense. Mining taxes in Chile and Canada are calculated based on taxable income and are considered an income tax.
•The tax provision was also impacted by inflation gains in Argentina in the amount of $23.0 million for the year ended December 31, 2021 compared to a net inflation loss of $1.3 million for the year ended December 31, 2020.
•Permanent differences of $28.8 million increased the income tax expense for the year ended December 31, 2020, mainly relating to the sale of Chapada in 2019, compared to a decrease in income tax expense of $2.6 million in December 31, 2021

The deferred tax liabilities relating to the operating mines will reverse in the future, as the assets are depreciated or depleted. The capitalized exploration expenditures on non-producing mineral properties will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company operates in the following tax jurisdictions: Brazil, where the statutory tax rate is 34%; Argentina, where the statutory tax rate is 35%; Chile, where the statutory tax rate is 27%; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates. There is a proposal in Brazil to decrease the income tax rate and impose a tax on dividends, with an overall increase to the combined rate. This change could have an impact on the current or deferred tax expense relating to dividends if it is passed. The newly elected president in Chile will take office in March 2022 and it is anticipated that there will be changes to the income and mining tax regimes. The Company does not anticipate the statutory tax rates to change in the other jurisdictions in the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

The largest components of the net deferred tax liabilities relate to:

As at December 31, (In millions of US Dollars)	2021	2020
Canadian Malartic	283.3	296.6
Jacobina	180.6	188.7
El Peñón	234.7	234.6
MARA	372.4	266.0
Exploration potential	182.1	171.1

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(In millions of US Dollars, except per share amounts)	2021	2021	2021	2021	2020	2020	2020	2020
Financial results
Revenue	$503.8	$452.2	$437.4	$422.0	$461.8	$439.4	$303.4	$356.5
Net earnings (loss)(3)	$109.7	$27.0	$(43.9)	$54.7	$103.0	$55.6	$—	$45.0
Net earnings (loss)(3) per share - basic and diluted	$0.11	$0.03	$(0.05)	$0.06	$0.11	$0.06	$—	$0.05

4.    OPERATING SEGMENTS PERFORMANCE

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi-Témiscamingue region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited ("Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information (50% basis)	2021	2020	2021	2020
Operating
Ore mined (tonnes)	2,868,178	3,285,723	10,470,005	12,012,693
Waste mined (tonnes)	4,219,169	2,718,493	11,785,087	10,649,407
Ore processed (tonnes)	2,764,921	2,868,329	11,130,195	10,399,882
GEO(2) (Gold)
Production (ounces)(5)	88,933	86,371	357,392	284,317
Sales (ounces)(5)	91,589	84,348	357,667	264,198
Feed grade (g/t)	1.12	1.06	1.11	0.97
Recovery rate (%)	89.5	88.0	89.7	87.4
Total cost of sales per GEO sold	$1,171	$1,126	$1,135	$1,207
Cash costs per GEO sold(1)	$676	$634	$647	$702
AISC per GEO sold(1)	$931	$898	$901	$945
DDA per GEO sold	$496	$493	$488	$505
Financial (millions of US Dollars)
Revenue	$164.7	$158.4	$643.2	$471.0
Cost of sales excluding DDA	(61.8)	(53.4)	(231.3)	(185.4)
Gross margin excluding DDA	$102.9	$105.0	$411.9	$285.6
DDA	(45.4)	(41.5)	(174.7)	(133.4)
Temporary suspension, standby and other incremental COVID-19 costs	(0.6)	(0.8)	(2.5)	(4.5)
Mine operating earnings	$56.9	$62.7	$234.7	$147.7
Capital expenditures (millions of US Dollars)
Sustaining and other	$17.3	$18.6	$69.2	$52.5
Expansionary(5)	$22.7	$5.1	$50.1	$12.2
Exploration	$4.4	$7.0	$15.7	$10.1

Canadian Malartic had a strong fourth quarter in line with plan, and exceeded both the comparative prior year quarter and prior quarter by producing 88,933 ounces. Canadian Malartic delivered annual production of 357,392 ounces of gold, exceeding the guidance of 350,000 ounces. Fourth quarter results benefited from higher grade and recoveries compared to the fourth quarter of 2020 from ore deeper in the Malartic pit. During 2021, the mine continued the transition from the Malartic pit to the Barnat pit, and the mine completed the final 7,000 meters of topographic drilling at Barnat during October, while overburden removal was completed earlier in the year as planned. As previously disclosed, the Company expects that the average strip ratio will normalize over the coming years as the mine transitions from the Malartic pit to the Barnat pit, and then decrease as the Barnat pit goes deeper. Further optimizations as part of the budgeting process this year, including a more controlled contribution from stockpiles, have resulted in improved cash flows in the near term, despite the previously guided and disclosed lower production and throughput in 2022, relative to 2021, as noted in the 2021 Technical Report.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the quarter were impacted by the increased tonnes moved as contemplated by the mine plan, in addition to the modest inflationary pressures observed during 2021. Total cost of sales and cash costs(1) on a per GEO(2) basis for the year were within the guided range and lower than the comparative period.

For further information on the planned Odyssey project and other Malartic initiatives, please refer to Section 5: Construction, Development and Other Initiatives.

Canadian Malartic Exploration

The main focus of exploration during the fourth quarter was to provide support for an aggressive infill drill program at East Gouldie, a new zone discovered in late 2018 at depth approximately 1.5 kilometres east of the Canadian Malartic and Barnat open pits, and south of the underground East Malartic and Odyssey zones. East Gouldie currently has a strike length of approximately 1,400 metres in an east-west direction and dips 60 degrees to the north, extending from 700 metres to 1,900 metres depth below surface. Mineralization remains open to depth and to the east. The zone dips toward the East Malartic zone,
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and may converge with East Malartic at depth. As of December 31, 2020, East Gouldie was estimated to contain inferred mineral resources of 6.4 million ounces of gold, with Yamana’s 50% interest representing 3.2 million ounces of gold contained in 31.5 million tonnes grading 3.17 g/t of gold.

Twelve diamond drill rigs have completed 133,399 metres to year end. The main objective of the 2021 drilling program is to infill the core area of the inferred resource to 75 metre drill spacing from the current 150 metres spacing, convert a part of the inferred resource to indicated, complete some infill and delineation drilling on the Odyssey zones as well as further exploration drilling. Results to date suggest very high conversion rates for both grade and tonnes with excellent continuity and predictability and a modest increase in total resources.

Exploration of the eastern extension of the East Gouldie structure from the Rand property continues, with four drill rigs working. This program included 32,200 metres of drilling with 23,536 metres completed from the Rand property generating seven new pierce points in the eastern extension of the East Gouldie plane. This will allow for a better evaluation of the mineral inventory potential of the eastern extension and provide a solid basis for planning a 2022 drill delineation program.

Infill holes continue to define the East Gouldie main zone. Additionally, step out drilling has encountered lateral extensions of the main mineral envelope; positive results have been encountered from drilling located 150 metres east of the reported resource area. These results, when combined with the east extension exploration drilling, are expected to provide a large potential envelope for drilling in 2022.

The infill program continues to generate excellent results demonstrating consistent grades and widths throughout the mineralized zone, further demonstrating the high quality nature of the reported inferred resource. Drilling beyond the inferred resource to the east is currently testing areas 500 metres east and west respectively of previously reported hole RD21-4680A, the initial hole into this target. This step-out drilling generated excellent results, intersecting 2.7 g/t of gold over an estimated true width of over 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres at 1,993 metres depth.

The Partnership acquired a 100% interest in the 262-hectare Rand Malartic property in March 2019 from NSR Resources for $5.0 million, with NSR Resources retaining a 2% net smelter return royalty that can be bought back in its entirety by the Partnership for $7.0 million prior to March 26, 2022.

JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	775,087	610,257	2,647,979	2,470,091
Ore processed (tonnes)	700,103	580,287	2,657,590	2,425,886
GEO(2) (Gold)
Production	48,228	44,165	186,206	177,830
Sales	48,732	42,789	186,534	175,561
Feed grade (g/t)	2.22	2.44	2.26	2.36
Recovery rate (%)	96.7	96.9	96.4	96.5
Total cost of sales per GEO sold	$763	$907	$863	$844
Cash costs per GEO sold(1)	$452	$590	$566	$544
AISC per GEO sold(1)	$643	$807	$738	$746
DDA per GEO sold	$312	$317	$297	$300
Financial (millions of US Dollars)
Revenue	$87.6	$80.7	$336.2	$312.1
Cost of sales excluding DDA	(22.0)	(25.2)	(105.5)	(95.5)
Gross margin excluding DDA	$65.6	$55.5	$230.7	$216.6
DDA	(15.2)	(13.6)	(55.4)	(52.6)
Temporary suspension, standby and other incremental COVID-19 costs	(0.2)	(0.5)	(1.2)	(2.0)
Mine operating earnings	$50.2	$41.4	$174.1	$162.0
Capital expenditures (millions of US Dollars)
Sustaining and other	$4.2	$5.4	$14.0	$21.6
Expansionary	$10.5	$4.8	$28.1	$15.8
Exploration	$1.8	$2.0	$7.2	$6.0

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Jacobina had an exceptional fourth quarter and delivered record quarterly gold production of 48,228 ounces, and record full-year gold production of 186,206 ounces, exceeding guidance of 175,000 ounces. The record production results were driven by tonnes mined, which also reached all-time highs, providing additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. Underground mine development work is in line with the mine plan at 1,500 metres per month, gearing up for the higher production rate and to access new mining panels. Production in 2021 increased for the eighth consecutive year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.

During the fourth quarter, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd, as announced in the December 6 press release “Yamana Gold Receives Permit at Jacobina, Initiating Ramp Up of Phase 2 Expansion, Expects Fourth Quarter Company Wide Production to Exceed 270,000 GEO With Costs Tracking to Be the Lowest of the Year”. The successful result is the culmination of a two-year process during which the Company worked closely with government agencies to ensure that Jacobina continues to operate in a responsible, sustainable way to the benefit of all stakeholders. The Company has strategically elected to operate in the Americas in rules based jurisdictions with a mining pedigree providing certainty for conducting its operations which has been exemplified with the Brazilian permitting process for Jacobina. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to increase production up to 270,000 ounces per year.

The underground mining rate continues to increase and with the accelerated permitting and 2021 outperformance, the mine is now expected to achieve the Phase 2 throughput objective of 8,500 tpd by the second quarter of 2022, approximately one year ahead of schedule, although higher throughput will be supported by stockpiles during the year. Following receipt of the permit, Jacobina increased throughput to 7,771 tpd in December, achieving an average throughput of 7,610 tpd for the fourth quarter. Grade normalizes in 2023 when production is expected to reach 230,000 ounces. Since May 2021, throughput has been stable at the previously-permitted rate of 7,500 tpd and the mine is well positioned to immediately start ramping up to 8,500 tpd. Over the same time frame, Jacobina has continued with incremental improvements to increase mining and processing capacity in anticipation of receiving the expansion permit. As such, the Company intends to progressively increase throughput over the next six to seven months.

For further information on the planned Jacobina processing plant capacity optimization and expansion initiatives, as well a comprehensive tailings management strategy for long-term sustainability, please refer to Section 5: Construction, Development and Other Initiatives.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were all well below the guided range in the fourth quarter of 2021, and significantly lower than the comparative prior year period, a result of higher production in the current year resultant from the aforementioned increased mill throughput, and fixed production costs being distributed over less ounces in the prior year. Full year total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis were all within the guided range for 2021.

Jacobina Exploration

Exploration continued to ramp up in the fourth quarter in support of the phased expansion plan with results continuing to increase mineral inventory in Canavieiras, Morro do Vento and João Belo, adding high-quality mineralization close to mine infrastructure. Results also demonstrate the mine’s ability to continue to significantly grow mineral reserves and mineral resources beyond depletion, notwithstanding increasing production, underscoring Jacobina’s exceptional long-term growth potential and remarkable geological upside, and ability to further extend strategic mine life.

During the fourth quarter, approximately 12,236 metres of drilling were completed at Jacobina, including 37 drill holes totaling 11,487 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, and 4 drill holes totaling 749 metres of exploratory drilling, dedicated to defining new potential resources in the near mine setting.

The infill program focused on delineation of new indicated resources, targeting inferred resource areas, located around the current development. Infill drilling during the fourth quarter was executed at the Main Reef at Morro do Vento, at João Belo South Extension (LMPC Reef) and at João Belo mine. Results obtained at Morro do Vento continue to confirm grades at Morro do Vento Sul, while drilling results at the north end of Morro do Vento continue to establish the higher grade nature of this sector. Infill drilling at João Belo South Extension also returned positive results, while at João Belo mine drilling is extending mineralization both to the north and south, with good results indicating that mineralization remains open for expansion at shallow levels and close to existing mine development north of João Belo mine.

Exploration drilling activity at Jacobina in the fourth quarter continued to focus on testing and drill delineation of new zones in near-mine areas at Morro do Vento Main Reef down-dip, while exploratory drilling was initiated at Serra do Corrego Norte sector. Positive results returned from the initial test of Morro do Vento Main Reef down-dip in the third quarter, which extended mineralization approximately 675 metres along strike south of historic drill hole MVTEX22 (9.72 g/t of gold over 1.80 metres), is being follow-up utilizing 3 drill rigs, testing a potential strike length of greater than 2,300 metres. The eastern most hole along this trend, encountered visible gold in the hanging wall conglomerate, with final results anticipated in early 2022. At Serra do Corrego Norte, where historic drilling intersected higher grades in drill holes SCO1 (8.09 g/t of gold over 5.23 metres) and SCO461
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(18.17g/t of gold over 2.44 metres) associated with LU Reef, one drill hole has been completed and a second drill is in progress, with local concentrations of visible gold reported in both holes. Assay results are pending.

At Canavieiras, exploratory and conversion drilling programs have confirmed the presence of all mineralized reefs south of Canavieiras Central, expanding the mineral envelope continuously more than 500 metres southward to the northern limit of Canavieiras Sul. Drilling results from this sector have been impressive, with both the LU and MU reefs generating higher grade intercepts over wide intervals and defining high-quality mineralization close to the current mine infrastructure. Drilling completed at Canavieiras in 2021 has been modelled, and new mineral resources calculated have been included in the year end mineral resource mineral reserve statement.

The Main Reef zone at Morro do Vento has demonstrated continuity of mineralization over a large area with 2.5 kilometers of strike length and positive drilling intercepts up to 1,100 metres down dip of mine infrastructure, representing one of the most important mineralized zones of the Jacobina district. In the northern portion of Morro do Vento, the delineation drilling program has provided strong results at Main Reef, indicating high grade mineralization continues down dip and remains open for growth.

Over the last two years, the Company has prioritized exploration of the southern portion of the Jacobina district, the delineation of the recently discovered João Belo Sul sector, located two kilometres south of João Belo, and to exploring extensions of João Belo, historically the most productive mine in the complex with more than one million ounces of past production. João Belo Sul drilling has generated significant results and defined a continuous mineral envelope in the LMPC Reef over a 900-meter north-south strike length and 600 metres down dip. Further drilling has been completed at João Belo Sul and has been modelled and included in the year end inferred resources.

Overall, exploration continues to demonstrate success in identifying and defining new extensions of current producing sectors of the Jacobina mine, with exceptional results replacing depletion with high-quality mineral reserves and mineral resources close to current mine infrastructure. Infill and exploration drilling continued in the fourth quarter as additional drill rigs were added to achieve planned drilling production. Currently, fifteen drill rigs are operating at Jacobina, including five underground and three surface rigs completing infill drilling and seven rigs executing exploration drilling. Aggressive step out exploration drilling is opening up new, extensive frontier areas available for mineral resource growth in new sectors of the property, as exemplified by recent successes at João Belo Sul and Morro do Vento Main Reef down-dip. These discoveries support a strategic mine life of several decades at a production level well above the planned Phase 2 expansion annual production level of 230,000 ounces, expected to be achieved in 2023, and likely 270,000 ounces, which is the planned annual production level for the Phase 3 expansion as described above. Please refer to the press release issued on July 29, 2021 by the Company, entitled "Yamana Gold Reports Significant Progress On Phase 2 Expansion At Jacobina And Strong Exploration Results For The Operation; Costs To Complete Phase 2 Significantly Reduced Compared To Original Estimate; Phase 3 Evaluation Advancing" for further details.

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CERRO MORO, ARGENTINA

Cerro Moro is an underground and open pit gold-silver mining operation, located in the province of Santa Cruz, Argentina.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	100,855	69,189	339,584	277,040
Waste mined (tonnes)	892,408	817,001	3,789,892	3,655,450
Ore processed (tonnes)	102,016	97,096	376,557	320,701
GEO(2)
Production	58,078	42,943	156,484	132,415
Sales	56,087	44,101	153,882	133,358
Total cost of sales per GEO sold	$1,224	$1,343	$1,332	$1,513
Cash costs per GEO sold(1)	$726	$768	$848	$868
AISC per GEO sold(1)	$1,044	$1,139	$1,228	$1,280
DDA per GEO sold	$498	$576	$485	$645
Gold
Production (ounces)	30,028	21,259	79,988	66,995
Sales (ounces)	29,706	22,194	79,001	68,542
Feed grade (g/t)	9.67	7.18	7.19	6.91
Recovery rate (%)	94.6	94.9	91.9	94.0
Silver
Production (ounces)	2,165,785	1,663,708	5,582,197	5,448,561
Sales (ounces)	2,043,439	1,674,308	5,456,296	5,441,868
Feed grade (g/t)	692.14	575.94	505.11	565.06
Recovery rate (%)	95.4	92.5	91.3	93.5
Financial (millions of US Dollars)
Revenue	$100.5	$81.2	$276.5	$241.3
Cost of sales excluding DDA	(40.7)	(33.8)	(130.5)	(115.8)
Gross margin excluding DDA	$59.8	$47.4	$146.0	$125.5
DDA	(27.9)	(25.4)	(74.6)	(86.1)
Temporary suspension, standby and other incremental COVID-19 costs	(3.2)	(4.7)	(20.8)	(19.2)
Impairment	—	(369.0)	—	(369.0)
Mine operating earnings	$28.7	$(351.7)	$50.6	$(348.8)
Capital expenditures (millions of US Dollars)
Sustaining and other	$12.4	$9.0	$39.8	$29.5
Expansionary	$0.5	$4.4	$1.2	$6.9
Exploration	$1.3	$3.5	$5.6	$12.5

Cerro Moro had its strongest quarter of the year, producing 58,078 GEO(2) comprising 30,028 ounces of gold and 2,165,785 ounces of silver. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore and stable throughput. Gold and silver recoveries improved significantly in the fourth quarter over the prior quarter, and while gold recovery remained relatively stable over the comparative quarter, silver recovery improved significantly. The recovery increases were the result of actions to improve the counter-current decantation ("CCD") circuit performance late in the third quarter, which included the implementation of a feed blending control system, drilling of new wells to improve processing water quality, and trials of new and improved reagents.

The opening of more mining faces and resultant increase in mill feed coming from higher-grade underground ore continued in the fourth quarter with Zoe contributions becoming more prevalent, and this trend is expected to continue during 2022. During the fourth quarter, most of the ore delivered to the plant came from Escondida Far West, Zoe, Escondida Central and Escondida West. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd. With improvements to mine development and flexibility, the Company anticipates a more balanced quarterly production profile over the year.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the fourth quarter were $1,224, $726, and $1,044, respectively, all well below the guided ranges provided and the comparative period, as a result of the strong production
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observed. Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the year were $1,332, $848 and $1,228 respectively, all below the comparative period.

The mine has a significant inventory of lower-grade veins that are not fully reflected in the current mineral reserves and mineral resource statements, many of which are wider than the veins currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

a.a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective,
b.heap leaching near surface, lower-grade material, to supplement other production.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. If the Company successfully develops both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year. This upside would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

For further information on the Cerro Moro scalable plant and heap leach project and other initiatives please refer to Section 5: Construction, Development and Other Initiatives.

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce GHG emissions, thereby accelerating the achievement of the Company’s carbon emissions reduction goal. This area of southern Argentina is one of the most prospective areas in the world for wind-based energy generation; the Company’s third-party process to evaluate wind power indicates there should be a sufficient and sustainable supply of power. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects. Based on preliminary analysis, the Company believes that the conversion of approximately twenty-five per cent of Cerro Moro's power sources to wind would significantly contribute to the carbon reduction goals of the Company to achieve net zero emissions.

Cerro Moro Exploration

Exploration during the fourth quarter included completion of approximately 15,246 metres of drilling in 207 drill holes, including 2,111 metres of infill drilling in 36 holes, 3,626 metres of exploration drilling in 18 drill holes and 9,509 metres of regional diamond, RC and RAB (Rotary Air Blast) drilling in 153 holes testing multiple regional targets and including definition drilling of resources at Domos La Union in support of the evaluation of heap leach potential at Cerro Moro.

Infill drilling in the fourth quarter was conducted at Escondida Far West, Veronica, Michelle and Naty sectors, targeting high quality inferred underground and open pit resources. Positive results have been returned from Escondida Far West, Veronica and Michelle, while notable high-grade gold and silver intercepts were returned over significant estimated true widths in deeper drilling below current resources at Naty.

Exploration drilling in the fourth quarter continued to focus on the core mine Escondida-Zoe structural corridor, targeting extensions of known ore shoots to depth and laterally and to test new sectors. Drilling in the quarter was completed at Escondida West, Escondida Central and Escondida Far East. At Escondida West, exploration drilling returned positive intercepts along a northwestern plunge, confirming continuation to depth along this ore shoot, which remains open for expansion. Significant mineralization with visible gold was intercepted down plunge of inferred resources at Escondida Far East, continuing to expand the mineral envelope at depth, where mineralization remains open for further expansion. Exploration drilling will continue to test this area during the upcoming period. Positive results were also received in the fourth quarter from exploration drilling completed at Zoe, Veronica and Martina. At Veronica, positive intercepts were returned in the shallow down-plunge direction, indicating that the zone remains open for further exploration.

Drill testing of several regional targets continued during the fourth quarter, as the regional drilling program continued to ramp up. Scout drilling completed during the quarter totaled 9,509 metres in 153 diamond, RC and RAB drill holes. Drilling was completed at targets in the Bahia Laura area (Naty NE, Domos La Union, Ocular), with most assay results pending. Positive results were returned from scout drilling at Naty NE, where mineralization remains open for further testing. Drilling at Domos La Union totaled 1,829 metres, were a Phase 1 resource definition drilling program was completed as part of an ongoing evaluation of heap leach potential at Cerro Moro. Definition of a mineral inventory of heap leachable material at Cerro Moro has the potential to increase resources and potentially increase production at the mine. At the Mosquito project, RAB drilling totaling 673 metres was completed in the fourth quarter testing a high-potential target under post-mineral gravels and sedimentary cover. Assay results are pending. This target area will be advanced in 2022. Further positive results were obtained at Cassius along the main Escondida-Zoe trend, defining a new structure parallel to Escondida, where follow up step out drilling is ongoing. Additional work completed during the quarter included ongoing geological mapping, collection of 1,078 soil and 892 rock samples, and alteration
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characterization in the regional Bahia Laura, Lucia, Mosquito and Nevado sectors. Positive drill results from these programs generated new resources to replace mining depletion and provide a basis for inferred resources that may be amenable to heap leach extraction by mid-year 2022.

EL PEÑÓN, CHILE

El Peñón is a gold-silver mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	301,246	332,247	1,098,888	1,129,036
Ore processed (tonnes)	326,807	357,096	1,304,807	1,266,829
GEO(2)
Production	67,901	55,529	226,330	216,749
Sales	63,943	51,738	223,375	215,667
Total cost of sales per GEO sold	$929	$1,023	$1,054	$980
Cash costs per GEO sold(1)	$582	$696	$673	$657
AISC per GEO sold(1)	$761	$1,025	$932	$922
DDA per GEO sold	$347	$327	$381	$323
Gold
Production (ounces)	55,282	43,512	176,439	160,824
Sales (ounces)	52,401	40,129	174,288	158,933
Feed grade (g/t)	5.69	4.07	4.49	4.22
Recovery rate (%)	94.7	93.7	94.3	93.7
Silver
Production (ounces)	976,996	922,954	3,587,092	4,917,101
Sales (ounces)	894,366	888,858	3,519,973	4,940,217
Feed grade (g/t)	113.26	92.53	100.60	138.94
Recovery rate (%)	88.0	86.8	86.7	86.7
Financial (millions of US Dollars)
Revenue	$115.1	$96.5	$401.5	$381.1
Cost of sales excluding DDA	(37.2)	(36.0)	(150.3)	(141.8)
Gross margin excluding DDA	$77.9	$60.5	$251.2	$239.3
DDA	(22.2)	(16.9)	(85.0)	(69.6)
Temporary suspension, standby and other incremental COVID-19 costs	(1.0)	(2.0)	(4.9)	(7.0)
Reversal of impairment	—	560.0	—	560.0
Mine operating earnings	$54.7	$601.6	$161.3	$722.7
Capital expenditures (millions of US Dollars)
Sustaining and other	$7.1	$9.9	$34.6	$31.4
Expansionary	$1.6	$0.5	$7.8	$0.5
Exploration	$2.3	$4.7	$15.6	$15.9

El Peñón had its strongest production quarter of the year, with GEO(2) production of 67,901 exceeding plan, including gold production of 55,282 ounces, and 976,996 ounces of silver. El Peñón's annual production of 226,330 GEO(2) exceeded guidance of 222,000 GEO(2). As planned, operations entered higher-grade zones at the La Paloma and Pampa Campamento mining sectors, which contributed to the higher production results in the fourth quarter. The first step to unlock the opportunity to leverage the existing processing capacity at the mine and increase production was to establish additional mining sectors. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep was an important component of that strategy; accessing these new areas has now provided increased mining flexibility. With improved access now in place, and development rates able to support throughput, the Company expects more consistent quarter-over-quarter production in 2022 as compared to 2021.

Quarterly total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis of $929, $582, and $761, respectively, were all well below guidance and the comparative period, as a result of the current period's planned and previously disclosed higher development rates, that facilitated access to additional mining areas in the second half of the year. Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis for the year to date period were $1,054, $673, and $932, respectively. With the ongoing focus on increasing mine development rates, El Peñón has increased the number of available underground production zones
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which are expected to support the current level of mine production and feed grades going forward. Mine development is currently occurring at a rate that exceeds 3,000 metres per month.

El Peñón Exploration

District-scale exploration work completed during the year and the fourth quarter yielded positive results, and opens up a new, large area of high exploration potential, suggesting a significant expansion of the highly productive El Peñón vein system south of the existing mine. Such expansion of the vein system could in turn meet the objective of increasing production at a site that has significant excess plant capacity. While drilling is ongoing and results will be presented in the next exploration update, fourth quarter work included 2,499 metres of reverse-circulation and diamond drilling in six deeper drill holes, targeting the favorable rhyolite stratigraphy at depth south of the core mine at 500 to 700 metres below surface. All targets drilled intercepted the rhyolite unit and two wide-spaced sections intercepted epithermal vein mineralization with significant gold and silver grades. One section is located 1,000 metres south of the southernmost development on the Martillo vein system while the second section is located 600 metres south of the end of the Orito development. Drilling on both sections cut altered and mineralized rhyolite with El Peñón style alteration including widespread adularia and El Peñón style epithermal veins with gold and silver mineralization.

During the fourth quarter approximately 19,408 metres of drilling were completed at El Peñón, including 34 drill holes totaling 16,699 metres of infill drilling to convert inferred mineral resources to indicated mineral resources, one drill holes totaling 210 metres of exploratory drilling dedicated to defining new inferred mineral resources, and 2,499 metres in 6 reverse-circulation and diamond drill holes testing regional targets.

Infill drilling during the fourth quarter was completed in four sectors of the mine, with positive results returned from the Pampa Campamento, Paloma and Sorpresa Este sectors. Success in the quarter continued to be driven in large part by testing deeper parts of known main veins within the lower dacitic stratigraphy, where drilling continues to highlight the potential in down-dip segments of known structures, which remain open for expansion.

Exploration drilling at El Peñón during the fourth quarter included one drill hole completed at Abundancia Oeste in the northern most sector of the mine, returning positive results. Targeting has benefited from analysis of ore shoot trends, which is helping to target higher grade sectors, as ore zones are extended to depth toward the lower dacitic unit.

The positive infill and near mine exploration results received in 2021 have generated new resources, replacing mining depletion over the year, and have provided new inferred resources for further conversion drilling.

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MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended December 31,		For the year ended December 31,
Key Performance Information	2021	2020	2021	2020
Operating
Ore mined (tonnes)	180,462	233,374	817,842	810,294
Ore processed (tonnes)	201,003	260,199	940,923	892,286
GEO(2) (Gold)
Production	18,247	26,352	84,768	89,843
Sales	20,058	23,979	87,804	87,735
Feed grade (g/t)	3.05	3.36	3.03	3.37
Recovery rate (%)	92.5	93.7	92.6	92.9
Total cost of sales per GEO sold	$1,535	$1,279	$1,434	$1,366
Cash costs per GEO sold(1)	$911	$760	$881	$862
AISC per GEO sold(1)	$1,313	$1,087	$1,224	$1,152
DDA per GEO sold	$624	$519	$553	$503
Financial (millions of US Dollars)
Revenue	$35.9	$44.9	$158.0	$155.5
Cost of sales excluding DDA	(18.3)	(18.2)	(77.4)	(75.6)
Gross margin excluding DDA	$17.6	$26.7	$80.6	$79.9
DDA	(12.5)	(12.5)	(48.5)	(44.2)
Temporary suspension, standby and other incremental COVID-19 costs	(3.7)	(1.3)	(8.0)	(7.7)
Mine operating earnings	$1.4	$12.9	$24.1	$28.0
Capital expenditures (millions of US Dollars)
Sustaining and other	$2.9	$4.4	$15.2	$12.6
Expansionary	$6.3	$9.1	$22.6	$19.9
Exploration	$3.1	$1.8	$6.5	$7.0

Minera Florida reported gold production of 18,247 ounces during the fourth quarter, and 84,768 ounces for the year, in line with the previously provided guidance range. Production was partially affected in December by a strike which ended in January when the Company entered into a long term collective bargaining agreement with its unions. During the year, Minera Florida has seen improved operational efficiency and reduced haulage distances as a result of re-establishing ore passes. Widening of the final ore pass at Fantasma/Polvorin was completed during October, which will further reduce haulage distances and possibly allow for optimizing the hauling fleet. Internalization of mining activities, ongoing optimization of the haulage infrastructure, and increasing disposal storage of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter identified several opportunities to increase recovery. Management is prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

Consistent with the 10-year outlook, the plant de-bottlenecking study is advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, thereby increasing annual gold production to approximately 120,000 ounces. The Company submitted the ESIA for the expansion during the fourth quarter, with the timeline expected to be approximately 18 months for approval, with another 12 months to receive sectoral permits. With the expected permitting timelines, the mine could begin operating at a planned 100,000 tonnes per month level in 2025. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month with incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the fourth quarter were $1,535, $911, and $1,313 respectively. Total cost of sales, cash costs(1) and AISC(1) on a per GEO(2) basis during the year were $1,434, $881 and $1,224 respectively. Costs are expected to improve in 2022 due to higher grades, and higher silver and zinc by-product credits. In addition to the aforementioned plant improvements, the Company completed a processing plan earlier in the year, which identified opportunities to implement cost control initiatives; these are currently under consideration and may positively impact future costs.

Minera Florida Exploration

Exploration results continued to identify extensions of known mineralized zones and generate new discoveries. Exploration activities at Minera Florida during the fourth quarter included completion of approximately 14,154 metres of drilling in 87 diamond drill holes, including 29 drill holes totaling 4,582 metres of infill drilling to convert inferred mineral resources to indicated mineral
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resources, 44 drill holes totaling 7,141 metres of exploratory drilling dedicated to defining new inferred mineral resources and 2,431 metres in 14 drill holes testing regional targets.

Infill drilling in the quarter was completed in six areas, including Cantillana, Don Leopoldo, Fantasma, Hallazgo, Patagua and Circular. Positive results were received in the quarter from Patagua Norte, Bandolera 1 Vein, Fantasma, Mila Maqui, Don Leopoldo, VCN and Falla Hallazgo veins, including high-grade intercepts returned from Patagua Norte, Don Leopoldo, Fantasma and Bandolera 1.

Exploration drilling in the fourth quarter included approximately 7,141 metres completed in 44 drill holes, testing ten targets, including Cantillana, Circular, Polvorin, Don Leopoldo, Patagua, Mila, VCN, Paco, Ricky and Satelites (Mina Este vein system). Drill highlights include high-grade intercepts generated at Polvorin Oeste, Satelite Paco, VCN, and Mila Maqui, where high grades were intercepted 150 metres below the current ore zone, where mineralization remains open for further expansion, and at the intersection between Patagua Norte and Don Leopoldo veins, generating wide, high-grade intercepts.

District-scale exploration activity, focused on the discovery of new deposits, included 2,431 metres of scout drilling in 14 drill holes, targeting five sectors, including the Cucaracha, Quemazon, Patagua Norte Oeste, Peumo Oeste and Mejias Oeste veins. High-grade intercepts over good widths were returned at Patagua Norte Oeste, defining new areas for further exploration. Mineralization at Patagua Norte Oeste occurs within a down-dropped structural block, where mineralization is likely to be well preserved. Good grades were also intercepted at Peumo Oeste vein (west of La Flor fault). Work is ongoing in these sectors. Additional district exploration during the fourth quarter included the collection of over 700 surface rock and soil samples, and geological mapping, to define select target areas which may be drill tested in the future.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER INITIATIVES

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

The Company has several construction, development and advanced stage projects underway. Notable progress relating to some of these key initiatives include, but are not limited to the following:

Wasamac Project, Canada

Project Summary

The wholly owned Wasamac underground gold project is located 15 kilometres west of Rouyn-Noranda in the Abitibi-Témiscamingue Region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and just 100 kilometres west of Yamana’s 50%-owned Canadian Malartic mine. Yamana acquired the project in January 2021, further expanding its footprint in Quebec and significantly enhancing the Company’s long-term growth prospects.

On July 19, 2021, the Company issued the press release "Yamana Gold Announces Positive Development Decision On Its Wholly owned Wasamac Project Based on Positive Results From Several Studies Showing Higher Average Daily Throughput, Increased Mineral Reserves, Increased Average Annual Production And Strong, Increased Cash Flows". In the press release, the Company announced the results of several studies on Wasamac, intended to corroborate diligence reviews conducted by the Company on its purchase of Wasamac in early 2021 and update a historical feasibility study. These studies updated the baseline technical and financial aspects of Wasamac that now underpin the decision to advance the project to production. The results from all studies were consistent with the Company’s conclusions in its diligence reviews relating to the purchase of Wasamac and, in some cases, are better than the conclusions from those reviews.

Wasamac is designed as a modern underground operation with a small footprint and almost all surface infrastructure located on the north of Route 117 highway, away from the neighbouring community. Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize energy use and carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution. Ore will be processed through a new processing plant at a planned average throughput of 7,000 tpd and tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility.

Following a rapid production ramp-up in first year, Wasamac will sustain gold production of approximately 200,000 ounces per year for at least the following four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces.

Yamana expects to receive all permits and certificates of authorization required for project construction by the third quarter of 2024. Construction time to processing plant commissioning is estimated at two and a half years, with the underground crusher and conveyor system scheduled for commissioning six months later. First gold production is scheduled for the fourth quarter of 2026, with commercial production planned for the fourth quarter of 2027, however, the Company has already identified opportunities to accelerate the production ramp-up and decrease the processing plant construction period, which would improve timing significantly over the feasibility study's base case production profile.
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As previously disclosed, the initial capital cost is expected to be relatively modest for a 7,000 tpd underground operation, at approximately $416 million. The Company undertook extensive due diligence relating to the acquisition of Wasamac and identified several opportunities for optimizations and improvements; the updated studies confirmed the opportunities. The Company plans to fully fund development with available cash and cash flows. The Company anticipates building significant cash balances over the upcoming years, which will be allocated to the project in time for its formal development, once the required permits are received.

Total LOM sustaining capital estimated at $318 million primarily for underground mine development and mobile equipment. LOM cash costs(1) and AISC(1) of $640 per ounce and $828 per ounce, respectively, remaining well below the Company average, reflecting the application of more conservative cost assumptions to de-risk the project and align with benchmark costs from Yamana’s other operations.

Robust project economics with an after-tax IRR of 16.1% at $1,550 per ounce of gold and an after-tax IRR of 24% at $1,850 per ounce of gold, based on mineral reserves and excluding future upside potential from encouraging exploration prospects. There is potential for a significant increase in NPV and after-tax IRR with an increase in mineral inventory and increase in mine life. An increase in mine from the presently contemplated 10 years to 15 years doubles the NPV of the project.

Yamana’s average annual gold production in Quebec, including production from Wasamac and the Odyssey underground at Canadian Malartic, has the potential to increase to approximately 500,000 ounces by 2028, and continue at this level through at least 2041.

Fourth Quarter Progress Update

Exploration drilling at Wasamac in the fourth quarter continued to deliver promising results. On December 1, 2021, the Company issued the press release “Yamana Gold Announces the Discovery of New Mineralized Zones at Wasamac and Provides an Update on Its Growth Projects”, which included drill results south of the Wildcat zone which intersected two new mineralized zones, referred to as South Wildcat. The first is a zone of shearing and quartz carbonate stockwork in altered mafic volcanic rocks and the second intersected zone is a wide zone of shearing and strong alteration. This drill hole demonstrates the excellent potential of the area south of the Wasamac shear and north of the Cadillac Tectonic zone; follow-up drilling is planned for early 2022. These results demonstrate the excellent exploration potential and opportunity to further grow the mineral inventory and are expected to support a production platform of 200,000 ounces per year with AISC(1) below $850 per ounce over a mine life of at least 15 years. An exploration budget of $10.0 million is planned for 2022. This production level would significantly improve the approved development plan of an average of 169,000 ounces per year over a mine life of 10 years, thereby meaningfully increasing overall value.

The Company has decided to advance the bulk sample permitting process for Wasamac and expects to obtain the required approvals in the first quarter of 2023. The bulk sample permit would allow construction to commence on the ramp, enabling earlier access to the deposit to increase the level of confidence in metallurgical and geotechnical assumptions and optimize the processing flow sheet and mining sequence. Construction on surface facilities to support the ramp development activity and associated environmental requirements would also advance.

The bulk sample was not considered in the feasibility study base case and initiating the process has the potential to further enhance the economics and mitigate risks of the project. Additional benefits of the bulk sample include:

a.Build production-ready models for the grade, recovery, and geotechnical aspects of the project, to support the first three years of production.
b.Capture opportunities to optimize the processing performance, as preliminary results of optimization studies indicate the potential to improve average gold recovery by 3%, and up to 5.5% for certain zones of the deposit.
c.Confirm stope stability parameters to optimize stope dimensions, backfilling strategy and mining sequence while contributing to ensuring a safe working environment.
d.Establish drilling platforms to perform delineation and exploration drilling at Wasamac, Wildcat and new zones from underground.

Substantial work is also underway to select the leading technologies available for the development and operation of Wasamac. The key objectives remain to increase worker safety, minimize impact on the environment and the community, and reduce consumption of non-renewable energy and greenhouse gases. Technologies under evaluation include electric production vehicles, autonomous vehicles, bio-lubricants and ventilation on demand.

The Company relies on a collaborative approach to ensure the success of Wasamac. In this regard, our environmental assessment process is conducted in collaboration with our stakeholders, including neighbors, and First Nations. A community relations office has now been established to further facilitate ongoing engagement with local residents and accessibility to the Company's team, as well as providing up-to-date information on the project. A campaign of environmental baseline data collection is currently underway. Completion of all work for the submission of the Environmental Impact Assessment (“EIA”) is expected in the second quarter of 2022, with the filing expected by the end of 2022.
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For additional information on the planned Wasamac exploration initiatives, please refer to Section 7: Exploration.

Opportunities Providing Upside

The Company believes that the discovery of the two new parallel mineralized structures in between the Wasamac shear and the Cadillac Tectonic zone is further evidence of the excellent geological upside on the large Wasamac property, and it plans to continue the drilling programs to grow the mineral inventories with an accelerated program. These results are aligned with the Company’s strategic objective and are expected to support a production platform of 200,000 ounces per year with AISC(1) below $850 per ounce over a mine life of at least 15 years.

A concurrent exploration effort will focus on expanding the current mineral resource envelopes to depths below the established mineral resource, with testing for mineralization to target poorly explored gaps between mineralized zones. The Francoeur, Arntfield, and Lac Fortune gold deposits, located just six kilometres from the planned Wasamac milling facilities, represent additional potential exploration upside. Mineralization on the Francoeur property and that exposed in recent trenching at Arntfield by the property’s previous owner consists of mylotinized, albite-carbonate altered rocks with pyrite mineralization very similar to Wasamac. This shear zone can be traced a further six kilometres from the Wasamac-Francoeur property boundary to the west of the historic Francoeur mine. Several parallel shear zones located south of Francoeur with significant known mineralization, including Lac Fortune, and an interpreted southern splay of the Wasa Shear in the Arntfield area are excellent further targets for drilling and potential mineral resource expansion.

Exploration success also unlocks the opportunity to utilize the full design capacity of the processing plant of 2.74 million tonnes per year, or 7,500 tpd, which could increase annual gold production. Furthermore, future potential incremental expansions to the processing plant will be considered in the engineering phase in the event that ongoing exploration success provides additional production sources.

A program has been implemented to improve recovery, simplifying the process and to better understand the metallurgy of the different areas of the deposit. Preliminary testing indicates that average gold recovery could potentially increase by approximately 3% as compared to the feasibility study.

Odyssey Project, Canadian Malartic, Canada (50% interest)

Project Summary

The underground Odyssey project is located east of the current Canadian Malartic open pit operation and is comprised of the East Gouldie, Odyssey South, Odyssey North and East Malartic mining zones with a combined mining rate of approximately 19,500 tonnes per day when operating at full capacity. Ore will be transported to surface using a combination of shaft hoisting, from the lower zones, and truck haulage, from the upper zones; all ore will be processed at the existing Canadian Malartic processing plant. Tailings will be deposited underground as paste fill and in the Canadian Malartic pit, once the pit is depleted.

A NI 43-101 technical report for Canadian Malartic was completed in March 2021, and includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. First production from the Odyssey South deposit is expected in 2023. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. Whereas the Company had originally considered a production platform for the new underground mine conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis.

As of December 31, 2021, the Odyssey Project contains 2.35 million ounces of gold in Indicated Mineral Resources and 13.15 million ounces of gold in Inferred Mineral Resources of which 7.3 million ounces, or approximately 47%, is included in the technical study mine plan. The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids, a proven mining method in the region. The mineralization geometry and very good rock quality are ideal for bulk mining. The East Gouldie zone in particular is at least one kilometre in height, one kilometre in strike length and typically 15 metres wide, with maximum widths of up to 80 metres. Infill drilling confirms excellent grade continuity throughout the deposit. As such, large stopes of 30 to 50 metres high by 20 metres wide are achievable.

On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.

The Odyssey project has modest capital requirements in any given year which are manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, with no external funding required. With work in 2022 and 2023 related to the shaft sinking and the focus on surface infrastructure as further described below, capital costs are highest in 2022, and as previously disclosed, begin to decline in 2023.

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Fourth Quarter Progress Update

The Company and its partner made a positive construction decision of the Odyssey project following technical study results in February of 2021. The project advanced significantly in 2021, with several milestones achieved in the fourth quarter. The project continues to be on budget, and on schedule.

In October, the concrete pour to construct the 93-metre-tall headframe was completed on schedule, in preparation for shaft sinking slated to begin in the fourth quarter of 2022. Structural steel installation inside the headframe and construction of the fresh air intake is ongoing. The production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface. The sinking hoist and auxiliary hoist are expected to be delivered mid-2022.

In parallel, underground development is advancing according to plan and, as of the end of 2021, the ramp from surface to the upper zones has reached the elevation of the third production level and the base of the first stoping horizon. Underground development rates increased in the fourth quarter of 2021 to approximately 400 metres per month with the opening of additional headings and implementation of automated scoops to operate between shifts, achieving a total of 2,081 linear metres for the year. Development rates are planned to increase further in 2022 with the addition of the Canadian Malartic development crews. The first development jumbo drill is scheduled to be delivered in February and, as an employer of choice in the Abitibi, the Odyssey project is successfully building a highly skilled team. Priority will continue to be placed on the main ramp and also the level 16 exploration drift for infill drilling of the Odyssey South and Internal zones. The first underground ore from Odyssey South is on track to be processed through the existing Canadian Malartic plant in early 2023.

Construction of surface infrastructure is advancing on schedule with critical preparation works completed in the fourth quarter to allow construction to continue as planned throughout the winter. Construction of the surface workshop, warehouse and compressor buildings are ongoing and construction of the paste fill plant is scheduled to commence in February. Most long-lead items have been secured. Decree amendment and the mining lease process continue to be on target for the first quarter of 2022 and fourth quarter of 2022 respectively.

Opportunities Providing Upside

The intention of the Partnership was always to build upon the base case scenario presented in the technical study by realizing value enhancement opportunities improving the production profile and extending mine life. Throughout 2021, these opportunities have increased in confidence and definition as a result of the ongoing exploration success and the rapid advancement of the project.

Extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The upside from grade improvements and underground mine life extensions are expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering efforts, especially close to historical underground excavations and at depth at East Malartic. Drilling in 2021 added 1.1 million ounces of total gold mineral resources as a result expanding the resource envelope at East Gouldie and infill drilling of East Gouldie confirmed the deposit grades and widths and converted 1.5 million ounces to gold indicated resources on a 100% basis.

In the near-term, Canadian Malartic has the opportunity to improve the gold production profile during the transition from open pit to underground mining, especially from 2026 to 2028. As a first step, the Barnat pit design was optimized, adding 290,000 ounces (100% basis) to year-end 2020 open pit mineral reserves. Processing of the marginal grade stockpile also remains an opportunity, especially if the gold price remains at current levels. Furthermore, infill drilling of the Odyssey Internal zones from the underground ramp in 2021 has defined potentially mineable zones that are currently not included in the technical study mine plan and could potentially be mined from the Odyssey South ramp within the next five years.

In the technical study, gold production during the 2021 to 2028 construction period is expected at 932,000 ounces (100% basis), with net proceeds from the sale of these ounces significantly reducing the capital requirements for the construction of the project. Assuming a gold price of $1,550 per ounce, the projected initial expansionary capital of $1.14 billion over this eight-year period would be reduced in half. Proceeds from additional underground production, from Odyssey Internal zones or other, would further reduce capital requirements.

The Canadian Malartic mill is currently planned to be downsized from approximately 60,000 tpd to 20,000 tpd in 2026 as open pit feed declines, with one ball mill and two crushers planned to be put in care-and-maintenance. However, if additional ore sources are identified in future, this equipment could remain in operation or be re-started at a later date for possible throughput increases. Exploration drilling of the East Gouldie Extension and parallel structures, while widely spaced, indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie. Although at the very early stages, these results suggest the potential for a second production shaft that could increase throughput over the longer term. Open pit and underground exploration targets within the Canadian Malartic land package present additional potential ore sources.

For further details on the Odyssey Project, please refer to Yamana's February 11, 2021 press release entitled 'Yamana Gold Reports Strong Fourth Quarter and Full Year 2020 Results; Impressive Technical Study Results Delivered for the Odyssey Underground Project at Canadian Malartic With Construction Decision Approved; Adopts Climate Change Strategy'.
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Jacobina, Brazil

Project Summary

Phased expansion of the Jacobina operation in Brazil is expected to establish a gold production platform of up to 270,000 ounces per year. Jacobina’s large inventory of mineral reserves and mineral resources continues to grow faster than mining depletion, providing the basis for a multi-decade strategic mine life at low costs and high cash flow.

In 2021, the Company initiated a simplified approach to the Phase 2 expansion to continue incremental debottlenecking and operational improvements, without requiring an expansion of the grinding circuit as originally contemplated. The simplified expansion approach is a continuation of the strategy that has been the basis for the quarter-over-quarter success of Jacobina over the past several years, and is expected to de-risk the project and require significantly lower capital than originally planned in the Phase 2 pre-feasibility study, an amount not expected to exceed $15 million to $20 million.

With the Phase 2 expansion advancing ahead of schedule, the Company is now pursuing the Phase 3 expansion as part of a comprehensive plan which aligns the processing plant, underground mine, and tailings management strategy, while managing capital expenditures and cash flow. Engineering for the Phase 3 expansion to 10,000 tpd will advance in parallel with the Phase 2 expansion, and the processing model will continue to be updated to integrate operational data from Phase 2, with a feasibility study for Phase 3 scheduled for completion in 2023.

Fourth Quarter Progress Update

During the fourth quarter, Jacobina received the expansion permit, allowing throughput to increase to 10,000 tpd, as announced in the December 6 press release “Yamana Gold Receives Permit at Jacobina, Initiating Ramp Up of Phase 2 Expansion, Expects Fourth Quarter Company Wide Production to Exceed 270,000 GEO With Costs Tracking to Be the Lowest of the Year”. The successful result is the culmination of a two-year process during which the Company worked closely with government agencies to ensure that Jacobina continues to operate in a responsible, sustainable way to the benefit of all stakeholders. The Company has strategically elected to operate in the Americas in rules-based jurisdictions with a mining pedigree providing certainty for conducting its operations which has been exemplified with the Brazilian permitting process for Jacobina. Receipt of the permit not only marks a significant milestone in the Phase 2 ramp up to 230,000 ounces of gold per year, but also facilitates the future Phase 3 expansion to increase production up to 270,000 ounces per year.

The underground mining rate continues to increase and with the accelerated permitting and 2021 outperformance, the mine is now expected to achieve the Phase 2 throughput objective of 8,500 tpd by the second quarter of 2022, approximately one year ahead of schedule, although higher throughput will be supported by stockpiles during the year. Following receipt of the permit, Jacobina increased throughput to 7,771 tpd in December, achieving an average throughput of 7,610 tpd for the fourth quarter. Grade normalizes in 2023 when production is expected to reach 230,000 ounces. Since May 2021, throughput has been stable at the previously-permitted rate of 7,500 tpd and the mine is well positioned to immediately start ramping up to 8,500 tpd. Over the same time frame, Jacobina has continued with incremental improvements to increase mining and processing capacity in anticipation of receiving the expansion permit. As such, the Company intends to progressively increase throughput over the next six to seven months.

The ramp up to 8,500 tpd will be achieved through a continuation of incremental improvements to de-bottleneck the processing plant. Optimization of the crushing circuit which did not require the installation of new equipment is already complete. During the first half of 2022 several additional initiatives are expected to be completed including optimizing the grinding process with the installation of ultrasonic density meters to optimize ore feed control to the mills and increasing the capacity of the electrowinning circuit. In 2023, further initiatives could be undertaken to support recovery rates at the higher throughput level but depending on performance, some of these initiatives may have the flexibility to be deferred until the Phase 3 expansion.

To support the higher processing rates, Jacobina continues to increase underground mining capacity and has prepared an inventory of lower grade stopes and stockpiled ore on surface to provide supplementary mill feed during the ramp up phase. With the higher than planned processing rates that are now anticipated, the Company expects to continue drawing from this supplementary ore into the first half of 2022. New mobile mining equipment has been delivered to Jacobina with additional equipment planned to be received in the first quarter of 2022 to facilitate the increased mining capacity. A modest increase in underground development is also expected in 2022. The accelerated mine plan shows mill feed grades increasing over the next two years.

The tailings storage strategy is aligned with the accelerated expansion timeline. Construction of the latest phase of the tailings storage facility was recently completed, providing tailings storage capacity at 8,500 tpd until the end of 2023. Further permitted phases of the tailings storage facility provide adequate storage capacity to support the life of mine plan. A comprehensive tailings storage strategy is well advanced to provide additional storage solutions including hydraulic backfill, paste fill, and a dry-stack tailings storage facility.

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Opportunities Providing Upside

The Company is further evaluating the strategic options and direction related to Jacobina and the significant exploration that is available along the greenstone belt which hosts the mine. Jacobina is being envisioned as a complex of multiple mines, and more emphasis is being placed on regional and generative exploration, to work towards the strategic plan of Jacobina being a 400,000 ounce-plus mining complex.

The Jacobina mine is part of the Jacobina district, for which geological evidence and tectonic reconstruction suggest strong affinities with similar gold districts in West and South Africa, which host exceptionally large gold deposits, including those of the prolific Witwatersrand Basin and the Tarkwa mine. Gold mineralization at Jacobina is hosted by the Serra do Corrego Formation, preserved within the Jacobina belt, for a strike length of over ninety kilometers. The mine complex consists of six mining areas exploiting economic mineralization within a nine-kilometer long mineralized belt extending from João Belo in the south to Canavieiras Norte in the north. As at December 31, 2021, past gold production from the mine complex was well over two million ounces, with mineral reserves of 2.94 million ounces of gold and total mineral resources of approximately 5.7 million ounces of gold, indicating the world class size of the current known deposit. Since 2019, the Company has started systematic exploration of its 77,800 hectare land package that covers 155 kilometers of exploration potential along the north-south trending belt. This work has defined a fourteen-kilometer long belt of gold-bearing conglomerate located north of the mine complex and has also extended the known mineralized reefs south of João Belo in a continuous area extending 2,200 metres south of the limits of the João Belo mine. Further areas have been identified both to the north and further south during reconnaissance exploration programs. Work will continue to define mineralized reefs exposed on surface and follow up with widely spaced drill testing targeting both extensions of the mine complex and new standalone mine targets. Consequently, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex.

Cerro Moro, Argentina

Project Summary

The mine has a significant inventory of lower-grade veins that are not fully reflected in the current mineral reserves and mineral resource statements, many of which are wider than the veins currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

a.a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective,
b.heap leaching near surface, lower-grade material, to supplement other production.

The objective at Cerro Moro is to create a sustainable ten-years of production of at least 160,000 GEO(2) per year, and up to 200,000 GEO(2) per year. If the Company successfully develops both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year. This upside would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(2) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

Fourth Quarter Progress Update

During the fourth quarter, Yamana advanced the plant expansion study with a trade-off of various comminution circuit configurations to optimize the expansion processing flow sheet. Similar to the approach that has proven successful at Jacobina, the Company is considering a low-risk, phased expansion for Cerro Moro with quick payback from the initial phase used to fund subsequent phases. As such, the Company is considering using fine screens instead of cyclones for classification to improve the efficiency of the existing ball mill. Combined with a slightly coarser grind size, this initial phase is expected to increase throughput to at least 1,500 tpd, a 40% to 50% increase in capacity, without impacting gold and silver recoveries. The incremental capacity could be used for processing of lower grade mineralization, which is expected to increase annual gold and silver production and reduce unit processing and G&A operating costs. Preliminary analysis based on current operating data indicates that the existing crushing and flotation circuits are adequate for the higher throughput rate and reconfiguration of the leaching circuit could achieve the target throughput without requiring additional leach tanks. Upgrades to the concentrate thickener, clarifying filters, flocculant make-up system, and pumping would likely be required. The capital cost of this initial phase is estimated at a modest $15 million to $20 million dollars. Many of the upgrades in phase 1 expansion would be sufficient for a second expansion phase to increase plant throughput to approximately 2,200 tpd, double the existing capacity, further increasing production and reducing operating unit costs. The Company is currently evaluating two options for phase 2 expansion, the addition of a high pressure grinding rolls ("HPGR") unit before the existing ball mill or the addition of a regrind unit. An expansion of the flotation circuit would also be required. The selected option will depend on the results of testwork that is currently underway and expected to be completed by the end of the first quarter, after which cost estimates and economic evaluation will be completed. The Company
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will advance the selected phase 1 and phase 2 expansion options to a pre-feasibility study level, expected for completion in early 2023.

Positive exploration results achieved throughout 2021 successfully replaced depletion of mineral reserves for the first time, as reflected in increased mineral reserves and mineral resources at year-end, turning the corner for the operation. Significantly, the expansion of higher-grade veins, both within the core mine at Zoe and Martina, and outside the core mine at Naty, extends the Cerro Moro mine life at the current gold equivalent feed grade and existing throughput rate of approximately 1,100 tonnes per day. Additional high-grade targets identified in 2021 provide a pipeline of opportunities for continued mineral reserves replacement going forward which supports the plant expansion opportunity. Lastly, at a higher level of throughput, the Company may be able to create a greater inventory of mineral resources, focused on a balance between high grade and more mineral resources, rather than grade alone.

In parallel, a technical study on the potential heap leach project is underway following promising results from metallurgical testing conducted in 2021. A four-month cyanide column leach test program was conducted on eight samples with gold grades of 0.71 to 3.22 g/t. and at three different sizes of feed materials, -25 mm, -19 mm and -9.5 mm. The results indicate good potential for leaching of both oxidized near-surface vein material, zones with hypogene oxides (hematite) and some low sulphide gold-bearing veins, with extractions from column leaching varying from 32.5% to 96.9%, averaging 68.6%. Gold recoveries at the Domos La Union and Michelle zones were particularly impressive, averaging 85.6% from the four samples. As a result, exploration is focusing on these zones, with an objective of defining a heap leachable inventory of 5 million tonnes. Conceptual engineering for a 5,000 tpd heap leach operation commenced in the fourth quarter. A conventional heap leach configuration is envisaged with three stages of crushing to a crushed size P80 of 12.5 mm, followed by agglomeration and retreat conveyor stacking in a multiple lift, single use pad with a design capacity of approximately 14 million tonnes. The leach pad, solution storage ponds, and Merrill-Crowe plant are conceptually planned to be located approximately 2 kilometres east of the current tailings storage facility. Average feed grade is estimated at approximately 1.0 to 1.4 g/t of gold, adding 45,000 to 65,000 ounces of gold production per year in addition to gold and silver production from the existing processing plant. Conceptual capital and operating cost estimation is expected to be completed in the second quarter, and an initial mineral inventory estimate, based on results from 2021 drilling, is planned for mid-2022.

Opportunities Providing Upside

As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. Both options are expected to improve costs and further reduce GHG emissions, thereby accelerating the achievement of the Company’s carbon emissions reduction goal. This area of southern Argentina is one of the most prospective areas in the world for wind-based energy generation; the Company’s third-party process to evaluate wind power indicates there should be a sufficient and sustainable supply of power. The results of the alternative power analysis will be considered in the plant expansion pre-feasibility and heap leach studies to explore synergies between the projects. Based on preliminary analysis, the Company believes that the conversion of approximately twenty-five per cent of Cerro Moro's power sources to wind would significantly contribute to the carbon reduction goals of the Company to achieve net zero emissions.

MARA Project, Argentina (56.25% interest)

Project Summary

On December 17, 2020, the Company completed the integration with Glencore and Newmont and a new joint venture, the MARA Joint Venture, was formed to manage, develop and operate the project. MARA is the combined project comprised of the Agua Rica site, Alumbrera site as well as the Alumbrera plant and ancillary buildings and facilities. Under the integration, Yamana, the former 100% holder of Agua Rica and the former partners of Alumbrera have created the MARA Joint Venture pursuant to which Yamana holds a controlling ownership interest in the MARA Project at 56.25%. Glencore holds a 25.00% interest and Newmont holds an 18.75% interest in the MARA Project. Yamana has been appointed manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the feasibility study and ESIA for the MARA Project. Among other governance committees, a MARA Joint Venture Technical Committee was formalized, comprised of representatives of the three shareholder companies, to provide oversight and guidance to the advancement of the feasibility study.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted TSF, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, and creating significant benefits for the host communities, the province of Catamarca and Argentina.

The MARA Project has Mineral Reserves and Mineral Resources in the Agua Rica and the Alumbrera ore bodies. Agua Rica is a large-scale copper, gold, silver and molybdenum deposit and it has Proven and Probable Mineral Reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore. Mineral Resources include 259.9 million tonnes of Measured and Indicated Mineral Resources, containing more than 1.6 billion pounds of copper and 954,000 ounces of gold.
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Additionally, Inferred Mineral Resources of 742.9 million tonnes represent significant upside potential to further define an increase in Mineral Reserves and life of mine. The MARA Project also has Mineral Resources in the Alumbrera deposit which consist of 125.2 million tonnes of Measured and Indicated Mineral Resources containing more than 800 million pounds of copper and 1.2 million ounces of gold on a 100% basis.

On July 19, 2019, the Company announced the positive results of pre-feasibility study (A) ("PFS(A)"), underscoring that the MARA Project is a long life (with an initial life of 28 years) and low-cost asset with robust economics and opportunities to realize further value, including converting economic-grade Inferred Mineral Resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, the results of which were compiled as pre-feasibility study (B) ("PFS(B)"), and is now advancing a full feasibility study on the MARA Project, with updated Mineral Reserve, production and project cost estimates.

The pre-feasibility study for the MARA Project considers the Agua Rica deposit will be mined using a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 42 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the Agua Rica mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required over the total 35 kilometre conveyor right-of-ways to the Alumbrera processing plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore at the Alumbrera plant. The copper and by-products concentrates will be transported by the existing pipeline to Tucuman and then by railway to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy are studied as part of current design phase.

These previously completed studies provide the framework for the preparation and submission of a new ESIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The shareholders of the MARA Joint Venture began the ESIA process in 2019, given the significant level of environmental baseline data required for such studies.

The 2020 PFS(B) highlights include:

•Annual ore feed increased to 42 million tonnes per year.
•Annual production for the first 10 full years increased to 556 million pounds of copper equivalent* production;
•Cash costs(1) of $1.32 per pound and AISC(1) of $1.44 per pound for the first 10 years of production;
•Initial capital of $2.78 billion. Initial capital reduced to $2.39 billion if first year of owner mine fleet purchases are reclassified as sustaining capital, as was assumed for PFS(A). Total LOM capital spending the same under both PFS(A) and PFS(B);
•NPV of $1.906 billion and an increased IRR of 21.2%**; and
•PFS(B) reflects the inclusion of a progressive Argentina export tax with a long-term assumption of 4.3%.

*    Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
**    Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

After obtaining all the permits required for local authorities, work during 2021 focused on advancing the feasibility study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns and other field work at site. MARA has also been advancing social and environmental baseline studies as well as permitting and engaging with local stakeholders to strengthen the project’s social license.

The MARA Project represents both a significant strategic value opportunity and a solid development and growth project, which the Company intends to continue to advance through the development and permitting processes via Yamana’s controlling interest, while considering strategic alternatives that could unlock significant value along the way. The project design minimizes the environmental footprint of the project, incorporating the input of local stakeholders. MARA is planned to be a multi-decade, low cost copper gold operation with annual production in the first ten years of 556 million pounds of copper equivalent and a life of mine annual production of 469 million pounds of copper equivalent on a 100% basis. MARA will be among the top 25 copper producers in the world when in production, and will be one of the lowest capital intensity projects globally.

During the last year, several proposals were presented to the Company for its interest in MARA and, after consideration, the board determined that any strategic initiatives will be considered closer to the completion of the feasibility study and application for permitting later this year as the certainty of the project from these events is expected to create more value for the project.

Fourth Quarter Progress Update
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Work during 2021 focused on advancing the feasibility study engineering, mine design and planning, metallurgical and geotechnical drilling campaigns and field work at site. MARA has also been advancing baseline social and environmental studies, as well as permitting and working with local stakeholders. During 2021, field work progressed well with the ongoing drilling campaign completing more than 50% of the drill holes planned, totaling 6,190 meters. All the geometallurgical and geotechnical drill holes in the pit area have been completed, as well as extensive field surveys and technical assessments from different engineering disciplines. Preliminary results are positive and aligned with the expected parameters, confirming grade distribution on existing models. The field work plan continues, with the drilling campaign now covering the Agua Rica infrastructure and is expected to be completed by mid-2022.

The Company is also planning to perform deep drill holes in 2022 to check the extension of high-grade chalcopyrite mineralization that could potentially unlock a pit expansion of Agua Rica, as well as to test for deep extensions of mineralization in the hypogene area of the porphyry, given the deposit is open at depth and relatively unexplored beyond the supergene zone.

The metallurgical field drilling program has been completed and all metallurgical drill core samples have been shipped for metallurgical test work in Canada. Assaying of all samples has been completed with the metallurgical test program now underway. The initial test work results received are well aligned with previous results and expectations. The current bench-scale work will be followed by pilot plant investigations that will also generate samples of final concentrate and process plant tailings required for third party testing and equipment sizing by the various major equipment vendors. The program is planned to be completed in the second quarter of 2022.

Opportunities Providing Upside

The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the pre-feasibility study results. Further tests and studies are being advanced for the feasibility study stage to confirm and optimize these results. Mine engineering work completed to date includes mine design and mine sequencing optimizations, and an updated preliminary production plan at the higher throughput rate. Efforts on the mining area during 2022 will be focused on updates of the resource model with the new field information and subsequent updates to the mine plan, as well as to continue advancing the engineering of the mine infrastructure.

Project engineering work has advanced on many fronts to a full feasibility study-level of definition. These include the mining area interface, primary crushing and overland conveying system to the existing Alumbrera plant. Mechanical layouts and process and instrumentation diagrams have been completed and detailed earthworks, foundation and structural steel designs are underway. Supplemental geotechnical drilling for the ore transportation tunnel access started recently and the detailed tunnel design will be advanced upon availability of updated field information.

Parallel to the exploration program, MARA is conducting field campaigns to complement the ESIA baseline data. Preliminary results and advancement of the project are being shared with the Intergovernmental Commission of Catamarca, prior to filing the full ESIA. The Company plans to complete the ESIA for MARA in the second half of 2022. The estimated remaining expenses for the Company to advance the project through the feasibility study and ESIA are approximately $13.0 million (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

A number of projects are underway with a goal of surfacing value from non-producing assets. Notable progress relating to some of these initiatives include, but are not limited to the following:

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the largest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. CAM has successfully led the development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all ESG matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters
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which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry mining and HSSD/ESG practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of the five directors. Yamana would nominate the other directors. The joint venture would entitle each party to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option envisages the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide. As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site. Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 56.7% position held in the Agua de la Falda joint venture with Codelco, located El Salvador in the Atacama region of northern Chile. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low-capital starter-project based on the remaining oxide inventory in heap leach pads and open pits; the study demonstrated positive results and quick payback. The Company is also evaluating strategic alternatives for the asset, including the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims and in the areas the Company owns 100%. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

6.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators ("NI 43-101"). NI 43-101 sets out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by Sébastien Bernier, P.Geo (Senior Director, Geology and Mineral Resources), who is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by NI 43-101.

For details, refer to the mineral reserve and mineral resource tables contained in the Company's 2021 annual report.

For mineral reserve estimation purposes, the gold price assumption for Yamana operating mines of $1,250 is consistent with prior year. The Company believes that increases in mineral reserves as result of exploration and drilling are a more meaningful representation of an orebody rather than the reporting of additional mineral reserves resulting from an increase in mineral reserve estimation gold prices.

The Company's mineral reserves and mineral resources as at December 31, 2021 are summarized in the following tables. Complete information relating to mineral reserves and mineral resources including a complete listing of metal price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table accompanying the 2021 annual report available on the Company's website, www.yamana.com.

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Proven and Probable Mineral Reserves - Contained Gold (000's of ounces)
Increase
(Decrease)
Total
15,000
14,500
14,000
13,500
13,000
12,500
12,000
13,803
(447)
131
26
12
2
143
13,669
Total 2020
Canadian Malartic (50%)
Jacobina
Cerro Moro
El Peñón
Minera Florida
Wasamac
Total 2021

Measured and Indicated Mineral Resources - Contained Gold (000's of ounces)
Increase
(Decrease)
Total
17,000
16,000
15,000
14,000
13,000
12,000
14,053
735
293
27
(17)
97
(199)
(457)
14,532
Total 2020
Canadian Malartic (50%)
Jacobina
Cerro Moro
El Peñón
Minera Florida
Wasamac
Other(i)
Total 2021

(i)Other is related to La Pepa.
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Inferred Mineral Resources - Contained Gold (000's of ounces)
Increase
(Decrease)
Total
17,000
16,000
15,000
14,000
13,000
12,000
15,591
(236)
410
(28)
31
(97)
(5)
(203)
15,463
Total 2020
Canadian Malartic (50%)
Jacobina
Cerro Moro
El Peñón
Minera Florida
Wasamac
Other(i)
Total 2021

(i)Other is related to La Pepa.
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Mineral Reserves & Mineral Resources Estimates*	Contained Gold		Contained Silver		Contained Copper
	(in 000's ounces)		(in 000's ounces)		(in million pounds)
Proven & probable mineral reserves	2021	2020	2021	2020	2021	2020
Canadian Malartic (50%)	1,767	2,214	—	—	—	—
Jacobina	2,938	2,807	—	—	—	—
Cerro Moro	457	431	22,180	23,897	—	—
El Peñón	933	921	29,383	29,214	—	—
Minera Florida	430	428	3,011	2,979	—	—
Wasamac	1,910	1,767	—	—	—	—
Jeronimo (56.7%)	1,082	1,082	—	—	—	—
MARA (56.25%)	4,152	4,152	56,689	56,689	6,654	6,654
Total proven & probable mineral reserves	13,669	13,803	111,264	112,780	6,654	6,654

Measured & indicated mineral resources
Canadian Malartic (50%)	1,270	535	—	—	—	—
Jacobina	3,807	3,514	—	—	—	—
Cerro Moro	117	90	7,834	6,220	—	—
El Peñón	748	765	25,259	25,541	—	—
Minera Florida	1,056	959	5,844	5,279	—	—
Wasamac	326	525	—	—	—	—
Jeronimo (56.7%)	139	139	—	—	—	—
MARA (56.25%)	1,245	1,245	8,442	8,442	1,383	1,383
La Pepa (80%)**	1,751	2,208	—	—	—	—
Monument Bay	1,787	1,787	—	—	—	—
Suyai	2,286	2,286	3,523	3,523	—	—
Total measured & indicated mineral resources	14,532	14,053	50,902	49,004	1,383	1,383

Inferred mineral resources
Canadian Malartic (50%)	6,647	6,883	—	—	—	—
Jacobina	1,904	1,494	—	—	—	—
Cerro Moro	226	254	8,159	8,786	—	—
El Peñón	881	850	28,984	28,138	—	—
Minera Florida	658	755	3,138	3,596	—	—
Wasamac	258	263	—	—	—	—
Jeronimo (56.7%)	161	161	—	—	—	—
MARA (56.25%)	1,222	1,222	21,765	21,765	2,125	2,125
Arco Sul	615	615	—	—	—	—
La Pepa (80%)**	293	496	—	—	—	—
Lavra Velha	543	543	—	—	—	—
Monument Bay	1,781	1,781	—	—	—	—
Suyai	274	274	575	575	—	—
Total inferred mineral resources	15,463	15,591	62,621	62,859	2,125	2,125
*    The assumptions used for mineral reserve and mineral resource estimates as at December 31, 2021 for all operating mines reported in this MD&A were $1,250 per ounce gold, $18.00 per ounce silver, and $1.25 per pound of zinc. Mineral resources are reported exclusive of mineral reserves, using a cut-off grade (or cut-off value) 75% of the one used for mineral reserves. The Arco Sul project mineral resource estimate uses $1,250 per ounce of gold. The Jeronimo project mineral reserve and mineral resource estimates use $900 per ounce of gold. The La Pepa project mineral resource estimate uses $1,650 per ounce of gold. The Lavra Velha project mineral resource estimate uses $1,300 per ounce of gold, and $3.50 per pound of copper. The Agua Rica project (MARA) mineral reserve estimate uses $1,250 per ounce of gold, $18.00 per ounce of silver, $11.00 per pound of molybdenum, and $3.00 per pound of copper. The Agua Rica project (MARA) mineral resource estimate uses $1,600 per ounce of gold, $24.00 per ounce of silver, $11.00 per pound molybdenum, and $4.00 per pound of copper. The Alumbrera project (MARA) mineral resource estimate uses $1,300 per ounce of gold and $2.83 per pound of copper. The Monument Bay project mineral resource estimate uses $1,200 per ounce of gold. The Suyai project mineral resource estimate uses a 5.0 g/t gold cut-off grade assumption. The Wasamac project mineral reserve estimate uses $1,250 per ounce of gold. The Wasamac project mineral resource estimate uses $1,250 per ounce of gold.
**     During December 2021, Mineros Atacama SpA was issued shares representing a 20% interest in Minera Cavancha SpA, the legal entity that holds the La Pepa property. The 2021 mineral resource estimates for La Pepa reflect Yamana's 80% post-issuance interest. The 2020 mineral resource estimates have been recast to reflect Yamana's 80% post-issuance interest. Prior to the issuance of shares, Yamana owned 100% of La Pepa.

5-Year Mineral Reserves and Mineral Resources Growth

Yamana has attempted to differentiate itself over the last several years by replacing depletion of mineral reserves and has been mostly successful at such differentiation. The result of which is that when looked at over several years, there has been a very
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significant increase of mineral reserves and corresponding extension of mine lives. This differentiation is expected to continue in the next several years and in most cases, the discovery of new inferred mineral resources at existing mines already represents an excellent source of future proven and probable mineral reserves. Characterized by large land packages in prospective geological districts, Yamana’s operations continue to demonstrate the ability to add value through drilling which, at a minimum, ensures sustainability of mine lives at current production rates. This also, creates opportunities to increase production and ultimately increase free cash flow generation. In recent years, results have exceeded expectations with operations not only replacing depletion but also increasing mineral reserves, mineral resources, and the pipeline of exploration targets for future conversion.

Last year is a continuation of the Company’s track record of successful brownfield exploration strategy, highlighted by the significant growth in mineral reserves and mineral resources within the five existing operations over the past five years. The acquisition, and subsequent optimization, of the Wasamac project in 2021 further enhances this growth profile.

Over the past five years, total gold equivalent mineral reserves and mineral resources at the five operating mines have increased by 32%, net of the 4.6 million GEO(2) produced by the operations over that period. This brownfield exploration success extends the lives of the existing operations and presents opportunities for growth within the portfolio. As a result, the Company is able to add value through the drill bit, at a low cost per ounce, with low risk and with minimal disturbance to the environment.

With the addition of Wasamac, the mineral reserves and mineral resources growth rate increases to 45% over five years. Wasamac, a small-footprint underground project located 100 kilometres from Canadian Malartic, is already showing the exploration potential to replicate the mineral reserves and mineral resources replacement cycle demonstrated at the Company’s operating mines.

At Canadian Malartic, the Odyssey project’s continued exploration success has grown indicated mineral resources to 2.35 million ounces of gold and inferred mineral resources to 13.15 million ounces of gold on a 100% basis. Only 7.3 million ounces, or approximately 47% of these mineral resources are included in the mine plan outlined in the March 2021 technical study, providing significant upside potential to a mine life already expected to last until at least 2039.

Jacobina has significantly grown its inventory of mineral reserves and mineral resources to support a low-risk, phased expansion strategy that has allowed the mine to sustainably increase production by 54% over the last five years. The growth in mineral reserves and mineral resources now supports further sustainable growth to 230,000 ounces per year in Phase 2 and a target of 270,000 ounces per year in Phase 3.

El Peñón, now in its 23rd year of production, continues to replace mineral reserve depletion which was achieved again in 2021, with further exploration successes advancing the objective of increasing production from the significant excess plant capacity.

The approach to replace depletion is also now delivering positive results at Cerro Moro which, for the first time in 2021, replaced depletion of mineral reserves, a foundation of targets and geological knowledge continues to support further exploration plans for the asset.

Year-End Mineral Reserves and Mineral Resources Summary

During the year, the Company's wholly-owned operations successfully replaced depletion. At Odyssey, delineation drilling highlighted the strong geological and grade continuity and underground mineral resources continued to grow in advance of future conversion to mineral reserves. For 2021, the Company reports 13.7 million ounces of gold mineral reserves and 111 million ounces of silver mineral reserves, relatively unchanged from the prior year.

Mineral reserves of 7.1 million ounces of gold, 57 million ounces of silver, and 6.7 billion pounds of copper at the Company’s development projects represents significant upside potential within the existing portfolio. In particular, the wholly-owned Wasamac project in Quebec, advancing towards first production in 2026, is expected to add approximately 200,000 ounces of gold to the Company’s production platform. The MARA project currently at the feasibility study stage, is expected to produce an average of 556 million pounds of copper equivalent in the first 10 years, on a 100% basis, with an initial mine life of 28 years.

Largely consistent with the prior year, the Company reports measured and indicated mineral resources of 14.5 million ounces of gold, 51 million ounces of silver, and 1.4 billion pounds of copper exclusive of mineral reserves. Significant increases in measured and indicated mineral resources at Canadian Malartic, Jacobina and Minera Florida more than offset the change in measured and indicated mineral resources at Wasamac and La Pepa. At Wasamac mineral reserves and mineral resources were updated in mid-2021, providing the foundation for the optimized mine plan and feasibility study update. Yamana successfully increased conversion of mineral resources to mineral reserves through the optimization of the mining method and mine design following an in-depth geotechnical analysis. As a result, mineral reserves increased by 231,000 ounces to 1.91 million ounces with an unchanged average gold grade of 2.56 g/t. At La Pepa, pursuant to the terms of the option agreement with Mineros Atacama SpA (“Mineros”) dated December 14, 2018, in December 2021 Mineros acquired a 20% interest in Minera Cavancha SpA, the legal entity that holds the La Pepa property. The 2021 mineral resource estimate for La Pepa reflects Yamana's current 80% interest (previously 100%). In addition, an updated structural model was used to constrain the
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mineralization in addition to updated metal price assumptions which were revised to be in-line with Yamana's projects and mining parameters being adjusted to reflect benchmarked costs.

The Company reports inferred mineral resources of 15.5 million ounces of gold, 63 million ounces of silver, and 2.13 billion pounds of copper. The large base of mineral resources provides the pipeline for future conversion to mineral reserves at existing operations and development projects and represents further growth opportunities at the Company’s generative exploration projects.

Major discovery potential at each operation continues to provide game-changing upside, as achieved with the discovery of the East Gouldie deposit in 2018, which was recognized in October 2021 with the "Discovery of the Year" Award at the Quebec Mineral Exploration Association virtual 2021 Xplor Convention. The discovery of East Gouldie has significantly changed the Odyssey project by ensuring its economic viability and providing a long term production profile beyond the life of the open pit.

Further information by mine is detailed below.

Canadian Malartic including Odyssey, Canada (50%)

At Canadian Malartic on a 50% basis, open pit gold mineral reserves of 1.77 million ounces, reflects depletion from 2021 production and an adjustment of approximately 48,000 ounces due to a slight increase in cut-off grade, which will be added to the marginal stockpile, and a localized adjustment in the lower benches of the Canadian Malartic pit. For the Barnat pit, drill hole datasets from the former East Malartic and Sladen underground mines were incorporated into the resource model, increasing confidence in the Barnat grade estimation and without significantly changing mineral reserves or mineral resources. Underground mineral resources for the Odyssey project continue to grow as a result of ongoing exploration drilling, with a total of 2.35 million ounces of indicated mineral resources and 13.15 million ounces of inferred mineral resources reported at year-end. At East Gouldie, drilling added 82 new pierce points in the mineralized zones, confirming estimated grades and widths and resulting in the first gold indicated mineral resources for the deposit of 1.5 million ounces, on a 100% basis. The ongoing infill drilling program continues to increase the inventory of indicated mineral resources to support the planned conversion of mineral resources to mineral reserves. Expansion of the mineral resource envelope on all sides added new inferred mineral resources with a high potential for future conversion in the mine plan, while step out drilling extended the mineralized zone 1,260 metres beyond the reported East Gouldie mineral resource and identified a new subparallel zone, located 400 metres in the footwall of the East Gouldie zone. These exploration holes are still widely spaced and therefore not yet considered in the mineral resource statement.

Jacobina, Brazil

Jacobina had another successful year of exploration, adding 324,000 ounces of gold mineral reserves, a 5% increase compared to the prior year above depletion of mining. Gold mineral reserves have grown by 55% or more than 1 million ounces over the past four years to 2.94 million ounces. Mineral resources have increased by 69% over the same period. Mineral reserves average gold grade is unchanged from the previous year at 2.18 g/t and the Company continues to sequence lower grade stopes later in the mine life. Importantly, the rate of growth in mineral reserves and mineral resources exceeds annual depletion, supporting the Company’s strategy to sustain a multi-decade mine life and facilitating the future Phase 3 expansion to increase production up to 270,000 ounces per year. Highlights from 2021 include the addition of inferred mineral resources at João Belo Sul, which represents a potential new mining sector, and the continued expansion of the Morro do Vento, Canavieiras, and João Belo mines at depth.

Cerro Moro, Argentina

Cerro Moro successfully replaced depletion of GEO(2) mineral reserves and mineral resources, largely as a result of expansion of high grade veins at the main ore bodies of Zoe, Martina, and Naty, which remain open at depth. The significance of the result is that it establishes what the Company expects to be an ongoing trend of year-over-year mineral reserve and mineral resource growth, similar to the mineral reserves replacement cycle established at the Company’s more mature operations, extending the mine life at a production rate of 150,000 to 165,000 GEO(2) per year. Cerro Moro is a high-grade operation with an average mineral reserves grade of 13.6 g/t gold equivalent. New mineral reserves added in 2021 at a higher average gold to silver ratio and higher silver grade targets will be followed up with drilling in 2022. A high level of geological understanding incorporated into the resource models is resulting in excellent reconciliation and confidence in mine plans, as reflected in improved operational performance. Additionally, Cerro Moro has a significant inventory of lower-grade veins that are not fully reflected in the current mineral reserves and mineral resource statements, which could potentially be processed with an expansion of the processing plant or through a parallel heap leach operation. The Company has initiated an infill drilling program to expand and define the most promising lower-grade heap leach targets.

El Peñón, Chile

Successful drilling at El Peñón resulted in the operation achieving a fourth consecutive year of adding new mineral reserves in excess of mining depletion, with mineral reserves growing 23% to 1.3 million GEO(2) over that period. Drilling continues to expand the mineral resource envelopes to depths below several producing sectors, most notably Paloma, Pampa Campamento
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and Sorpresa. New mineral reserves added in 2021 are typically higher than average grade, resulting in the average gold and silver mineral reserves grades increasing by 3%. The significance of the result is the continued extension of the El Peñón mine life at a production rate of 220,000 to 230,000 GEO(2) per year, while replacement of mineral resources provides an inventory for future mineral reserves development. The year-end mineral reserve and mineral resource estimates do not include results from deep exploratory drilling intercepts targeting extensions of the major producing vein systems at depth and to the south of the mine. Initial drill results show significant potential for discovery of blind continuations of the main vein system which will be followed up with drilling in 2022 to support planned production increases at El Peñón.

Minera Florida, Chile

At Minera Florida, new mineral reserves replaced mining depletion extending mine life. Drilling in key production sectors of the mine, most notably Don Leopoldo and Fantasma, continued to expand mineralization along strike and down dip. Targets remain open in both directions, underscoring the potential for expansion of the mineral envelope in both sectors. Exploratory drilling at Minera Florida has generated new discoveries in the core mine area, including VNC, providing increased optionality for the mining operation and demonstrating the geological potential in the central Alhué block. The recent discovery of veins such as Cucaracha in new areas beyond the eastern and western limits of the central Alhué block, the historic focus of exploration and mining at Minera Florida, underscores the potential for further near-mine discoveries. The robust exploration results and replacement of mineral reserves and mineral resources at Minera Florida support the plan for production increases at the operation.

Wasamac, Canada

Wasamac mineral reserves and mineral resources were updated in mid-2021, providing the foundation for the optimized mine plan and feasibility study update. Yamana successfully increased conversion of mineral resources to mineral reserves through the optimization of the mining method and mine design following an in-depth geotechnical analysis. As a result, mineral reserves increased by 231,000 ounces to 1.91 million ounces with an unchanged average gold grade of 2.56 g/t. Mineral resource classification was updated using revised criteria, with measured mineral resources being reclassified as indicated mineral resources to align with Yamana’s prerequisite that measured mineral resources must be supported by underground development sampling with the required quality assurance and quality control. Additionally, mineral resources are now constrained within potentially mineable shapes to demonstrate reasonable prospects for eventual economic extraction and to align with the reporting standard at other Yamana operations. Year-end mineral reserves and mineral resources do not yet include positive drill results from the second half of 2021, which expanded the Wildcat zone and discovered two new mineralized zones, referred to as South Wildcat. The initial drilling results further align with the objective to sustain 200,000 ounces per year of production at Wasamac and achieve a strategic mine life of more than 15 years.

La Pepa, Chile (80%)

Since the signing of the agreement with Yamana in 2018, Mineros S.A. completed extensive surface mapping at La Pepa, followed by 18 RC holes in 2019-2020. This new information allowed the refinement of the lithological model and the understanding of the controls on the porphyritic gold mineralization. An updated structural model that includes the Cavancha and the Azufre faults was used to constrain the mineralization. Metal price assumptions were revised to be in-line with Yamana's projects. Mining parameters were adjusted to reflect benchmarked costs. Additional work is ongoing to evaluate the mineralization east of the Cavancha fault, which represents an opportunity for further expansion of the deposit since it is not currently included in the updated mineral resource estimate.

7.    EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The Company has built significant land positions including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets, and is actively advancing this portfolio of exploration projects in these countries. This effort allows for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. The following are key elements and objectives of the generative exploration program:

•Target the Company’s most advanced exploration projects while retaining the flexibility to prioritize other projects in the portfolio as and when merited by drill results.
•Advance at least one project to achieve mineral reserve and mineral resource inventories of at least 1.5 million gold equivalent ounces within the next three years to move at least one project towards a preliminary economic assessment.
•On a longer-term basis, advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of approximately 150,000 ounces for at least eight years.
•Advance both gold-only and copper-gold projects and, in the latter case, consider joint venture agreements aimed at increasing mineral resource and advancing the project to development while Yamana maintains an economic interest in the project.
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•Evaluate the acquisition or investment on prospective exploration opportunities companies that align with Yamana’s objectives for capital allocation and financial results, jurisdiction quality, geology and operational expertise.

The generative exploration program is first focusing on the most advanced projects in Yamana’s portfolio while continuing drilling activity at a number of the Company’s highly prospective earlier stage projects. These project stages are categorized and defined as follows:

•Tier One - Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years.
•Tier Two - Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid resource growth.
•Tier Three - Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing.

The Company is confident that its exploration pipeline includes projects that can meet its shorter-term objective of at least one project achieving 1.5 million ounces of gold in the inferred mineral resource category within three years as well as its longer-term objective of building at least one gold mineral resource that can support a mine with annual production of approximately 150,000 ounces per year for at least eight years.

The Company is focusing its exploration activities in part on the large land positions held within the Company, including projects that are at different stages of advancement in prospective mineral districts in all countries where it has producing assets and can leverage its technical and operational expertise, and it is pursuing advancing this portfolio through exploration projects in these countries. This effort will allow for the rapid advancement of the highest value projects, while at the same time moving the most promising early-stage properties up the exploration pipeline. In the current high market valuation environment of high-profile gold exploration projects, the Company feels it is timely and prudent to advance its in-house exploration assets.

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier-stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed the cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement, and where the Company can deploy its corporate knowledge to provide value-added support. As part of its corporate approach, the Company shares information and best practices among its operations. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

Exploration Expenditures

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2021	2020	2021	2020
Exploration and evaluation capitalized*	$19.6	$21.0	$68.1	$57.6
Exploration and evaluation expensed**	6.8	6.0	31.6	15.1
Total exploration and evaluation expenditures	$26.4	$27.0	$99.7	$72.7
*    Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets. Details by mine can be found in the Capital Expenditures table in Section 1: Highlights and Relevant Updates.
**    Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

During the fourth quarter, exploration drilling and other field activities continued as planned in most jurisdictions, as successful COVID-19 prevention, monitoring, testing and quarantine, and contact tracing protocols, as well as further increases to the high levels of employee and contractor vaccination rates, continued across the Company’s operations. The Company is currently refocusing its efforts on regional exploration projects, with greater efforts being placed on Jacobina and Lavra Velha, which represent the best opportunities for advancement of the goals of the generative exploration program. Drilling activities continued in the fourth quarter in Brazil at Lavra Velha and Jacobina Norte. Targets were advanced at the Company’s Ivolandia, Colider and Arenopolis projects, with collection of soil and rock samples and geological mapping at several targets. An airborne geophysical survey will be flown over a 210 square kilometre area at Ivolandia in early 2022. Exploration in Chile in the fourth quarter included surface evaluation and target development on several early-stage Yamana projects near the El Peñón mine and elsewhere. Surface samples collected during the quarter across all projects in Chile totaled 1,243 rock and 932 soil and stream sediment samples. 147 days of geological mapping were completed. Preliminary assay results have been received for several projects which will determine which projects are advanced in 2022. In Argentina, permitting and contracting work continued in preparation for drilling on the Company’s Las Flechas property, where a 1,500-2,000 metre drill program to test breccia-related
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high-sulphidation epithermal gold and porphyry copper gold targets has been rescheduled for late in 2022 with an aggressive geological and geochemical program planned. At Monument Bay, Manitoba, results from the recently completed deep drilling program are being evaluated with planning for the next steps for the project. Further, exploration drilling continued at the recently acquired advanced Wasamac property, in the Abitibi-Témiscamingue Region, Quebec, where ongoing exploration drilling has identified new zones of mineralization at the Wildcat South target. Initial field work continued on the recently developed Orogen Royalties Inc. Nevada Alliance and Raven-Callaghan property option.

Monument Bay, Canada

The Monument Bay deposit is hosted in the Stull Lake Greenstone Belt, comprising three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold mineralization occurs along the steeply north-dipping, regional-scale Twin Lakes Shear Zone and the lesser-explored, adjacent AZ Shear Zone.

The focus of the current exploration program has been the advancement of the Twin Lakes resource. Beyond the Twin Lakes target, the large Monument Bay land package is under-explored and hosts potential for additional discovery. A smaller but important component of recent exploration at Monument Bay has been the continued evaluation and advancement of secondary targets on the property.

Most recent exploration at Monument Bay has been to advance the evaluation and definition of high-grade ore shoots at depth at the Twin Lakes resource as part of assessing the project as an underground mine. Approaching the Twin Lakes target as a potential underground project is an economically attractive alternative to the open pit scenario with lower capital (due to the higher investment required to develop a large tonnage, low grade, open pit mine), reduced environmental footprint, and clear upside exploration potential. The recently completed winter 2021 drill program provided an initial test of the depth extent and potential of several well-defined high-grade steeply plunging mineralized shoots along a four kilometre strike length of the deposit. Shallow diamond drilling during the first half of 2020 confirmed the continuation and orientation of higher-grade mineralization and provided targets for follow up drilling at depth. Highlights from the winter 2021 program included the following core length intercepts: 6.52 g/t of gold over 2.14 metres (TL-21-732) and 4.20 g/t of gold over 6.28 metres, including 2.58 metres grading 7.48 g/t of gold (TL-21-727B) as previously reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program'. These and other results are being evaluated as next steps are being determined.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics, together with results from government geological survey geochemical results collected from glacial till, support a highly prospective environment for folded iron formation hosted gold occurrences. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with Capella Minerals Limited, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN. Yamana is in the planning stages of a work program for the property, and pending conclusion of community consultation, completion of an archeology study, and permitting, exploration work is anticipated to be completed in 2022. Data compilation and drill target refinement have been recently completed.

Wasamac, Canada

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi-Témiscamingue region, a prolific mining district where Yamana has deep operational and technical expertise and experience. Please refer to Section 5: Construction, Development and Other Initiatives for details on the Wasamac (Monarch Gold) acquisition, which closed during the first quarter of 2021.

Exploration activities continued to ramp up during the fourth quarter, with a focus on infill drilling on the Wasamac resource, with 19,466 metres in 19 drill holes completed. Total infill drilling completed in 2021 was 21,649 metres in 31 drill holes. Three drill rigs are currently operating to advance the infill drilling program, and a fourth rig is planned to be added in the first quarter of 2022. Drilling completed in the fourth quarter also included 2,293 metres of geotechnical drilling in 28 drill holes in the ramp area, bringing total geotechnical drilling completed in 2021 to 6,463 metres in 36 drill holes. No additional exploration drilling was completed in the fourth quarter, as pending results are forthcoming. Exploration drilling completed in 2021 totaled 7,291 metres in 22 holes, divided between the West Wasa Shear offset, Wildcat, Wildcat South and West 117 Wasa targets.

Exploration drilling results received during the fourth quarter included a high-grade intercept over underground mining widths at the newly defined Wildcat South target, located approximately 300 metres south of Wildcat. Wildcat South is a magnetic anomaly generated from a recently completed, property wide high-resolution (25 metre) helicopter-borne magnetic survey covering 2,992
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line-kilometres. As previously reported in the December 1, 2021 press release 'Yamana Gold Announces The Discovery Of New Mineralized Zones At Wasamac And Provides An Update On Its Growth Projects', drill hole WS-21-524 intercepted two new mineralized zones, including an upper mineralized interval that returned 7.31 g/t of gold over an estimated true width of 3.37 metres at a downhole depth of 402.93 metres. This high-grade zone was followed further down hole by two mineralized intervals within a 30 metre wide chlorite-sericite-pyrite altered shear zone returning assays of 2.3 g/t of gold over a core length of 0.60 metres and 1.3 g/t of gold over a core length of 0.30 metres. Results from Wildcat South will be integrated into exploration models and followed up as exploration drilling is restarted in early 2022. Drilling completed at West 117 Wasa intersected mostly narrow, rhyolite-hosted shear zones. Assay results are pending for these drill holes. Additional results from exploration drilling are expected in the first quarter 2022.

Additional ongoing exploration work completed during the fourth quarter included integration of the merged high-resolution magnetic survey data over the Wasamac and Francoeur properties with project wide data compilation and targeting. A two year schedule and long-term exploration strategy for the combined properties is being developed. Positions of senior project geologist, project geologist and surface exploration geologist have been filled. Additional, ongoing work included continued sampling of select, previously unassayed, historic drill hole intervals hosting stockwork style mineralization, to assess for their potential to contribute to the mineral resource base.

Francoeur, Canada

The Wasamac property was expanded during the second quarter of 2021 with the acquisition in June, 2021 of the adjoining Francoeur, Arntfield and Lac Fortune properties (the “Francoeur” property), located to the west and along strike of the Wasamac property, as well as additional claims in the Beauchastel township to the east of Wasamac, from Globex Mining Enterprises Inc. Project consolidation and integration of exploration data from Wasamac and the acquired properties continued during the fourth quarter. The acquisition of the Globex claims will significantly add to the exploration upside of the Wasamac project, and it is consistent with Yamana’s strategy to expand its presence in the Abitibi-Témiscamingue Region of Quebec. Historical drilling, previous production from Francoeur and Arntfield, both former operating mines, and recent trenching and exploration work by Globex has defined a six-kilometre western continuation of the Wasa shear - located immediately north of the prolific Cadillac Break - with mineralization similar to that at Wasamac. Exploration drilling is expected to begin during the first quarter of 2022, following completion of data compilation and integration and target definition, with objectives of adding mineral resources that could extend mine life or enhance production scenarios at the proposed Wasamac mine.

Lavra Velha, Brazil

Lavra Velha is a near surface advanced Tier 1 exploration project located in the Lavra Velha district in Brazil’s Bahia state. Surface work and drilling has defined significant gold mineralization, building on the 2013 inferred mineral resource of 3.93 million tonnes at 4.29 g/t for 543,000 ounces of gold. The defined Lavra Velha deposit consists of shallowly dipping, stacked near surface mineralization that may be amenable to low capital intensity open pit mining and heap leaching. Metallurgical studies are ongoing. Exploration has defined numerous additional gold-(copper) anomalies in soil and rock which are being advanced and drill tested as part of the ongoing exploration program. There are a number of significant drill targets on the 55,000-hectare property, and Lavra Velha represents one of the most immediate, shorter-term opportunities to achieve the Company’s stated exploration goals given the mineral resource to date and drilling following the initial mineral resource estimate. Further, Lavra Velha is well-placed to meet the Company’s long-term objectives, as it is a shallow, flat-dipping orebody, making it ideal for open pit mining with a low strip ratio, and oxide mineralization, with potential to be processed as a heap leach operation. Therefore, the project has potential as a low capital cost, low operating cost operation. Additionally, the property hosts higher-grade gold and copper potential, as recently demonstrated by positive drilling results at Lavra Velha SW target, and the Company is exploring for Iron Oxide Copper Gold ("IOCG") mineralization.

Exploration activity at Lavra Velha during the fourth quarter included the completion of 2,344 metres of exploration drilling in 10 drill holes, including four drill holes completed at Anomalia Central, five holes completed at Lavra Velha SW (LVSW) and one drill hole completed at Lavra Velha SW Extension (LVSW Ext.). Drilling in the fourth quarter at LVSW and LVSW Ext. tested the NE and SSW extensions of shallow gold bearing structures at these targets. Drilling at LVSW targeting the SE footwall to the LVSW target intersected a zone of high-grade gold (copper) mineralization associated with iron oxide and iron sulphide mineralization. These results may be followed up with additional drilling in early 2022. Additional generative work completed during the fourth quarter included collection of 1,291 soil samples, 20 rock samples and 18 stream sediment samples, and 42 days of geological mapping, advancing several targets, including Bananeiras (Alvinopolis block), Baiza Funda NW, Novo Horizonte and Santa Quiteria. To support ongoing exploration activities, alteration indices are being assessed as an aid to targeting the differing styles of mineralization encountered to date on the property.

Jacobina Norte, Brazil

The Jacobina Norte project, located in Brazil’s Bahia state just nine kilometres north of the Jacobina mine, is one of Yamana’s most promising, wholly owned advanced exploration projects. The Company controls 78,000 hectares that cover over 150 kilometres of strike extent of the Serra do Corrego Formation, which hosts paleoplacer gold mineralization at the Jacobina mine.
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Surface exploration along strike has defined mineralization at Jacobina Norte where surface sampling and historic shallow drilling of mineralized reefs along a 15-kilometre trend have defined significant gold grades.

Historic drill results in a restricted part of the Jacobina Norte area reported four intercepts with grades and widths that indicate a strong exploration target. Once a mineral resource is identified for Jacobina Norte, the Company will evaluate if the area is best developed as a standalone mine or as a source of additional mine feed to the existing Jacobina plant. The southernmost section of Jacobina Norte (the Serra Branca target) is located just nine kilometres north of Canavieiras Norte within the existing Jacobina mine infrastructure.

The experience at the Jacobina mine leads the Company to conclude that there is a strong possibility of developing a second Jacobina-type mine along the concession owned by Yamana near the current Jacobina mine over the next decade. Further, the concessions extend well beyond the Jacobina mine and Jacobina Norte, which creates excellent opportunities for further discoveries.

Exploratory drilling completed during the fourth quarter at Jacobina Norte totaled 1,186 metres in seven drill holes, including one hole completed at the Barrocão Velho target and one hole at the Santa Cruz target, while five drill holes targeted the Arapongas sector, with three holes ongoing. During 2021, a total of 3,613 metres of drilling was completed. Drilling at the Barrocão Velho and Santa Cruz targets continued to define a low-grade mineral envelope, extending this zone 500 metres northward into the Santa Cruz sector, where initial drilling intersected MSPC layer hosting a narrow strongly hematite altered mineralized zone hosting minor visible gold. These results are considered encouraging and drilling has now outlined a 1,250 metre strike length of the Rubio Reef mineral envelope which may be followed up in 2022. Exploratory drilling at Arapongas returned narrow zones of gold mineralization in both the Cafeeiro and Rubio reefs, displaying strong oxidation and hematite, fuchsite alteration and pyrite, similar in appearance to the Main Reef at Morro do Vento. Additional drilling is planned at this target.

Additional exploration activity completed in the fourth quarter included collection of 1,741 surface soil and rock samples and 40 days of geological mapping, advancing other targets, including the Curralinho target, a largely covered area located between Serra Branca and Arapongas, where anomalous values ranging up to 1.0 g/t of gold in soil samples has outlined a 3.2 kilometre long anomalous trend associated with conglomerate occurrences mapped in the field.

Borborema, Brazil

The Borborema project is a 25,000-hectare land package in the Borborema district in Brazil’s Pernambuco state. The project is located in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana, put into production in 2007 and disposed of in 2019.

Originally explored for narrow high-grade gold veins, exploration at Borborema also identified strong copper–gold anomalies in both rocks and soils. Initial drill testing of the São Francisco anomaly in 2019 led to the discovery of very high grade near surface copper (gold) intercepts from massive sulphide mineralization. Notable drill intercepts, previously reported in the February 20, 2020 press release 'Yamana Gold Provides Update on Its Generative Exploration Program', with greater than 5% copper include: 3.66 metres at 0.58 g/t of gold and 7.14% copper (12.33 g/t gold equivalent) (starting at 90 metres down hole, SF-08); 2.97 metres at 0.40 g/t of gold and 7.20% copper (12.25 g/t gold equivalent) (starting at 44.18 metres down hole, SF-05); and 7.50 metres at 0.35 g/t of gold and 6.41% copper (10.90 g/t gold equivalent) (starting at 70.37 metres down hole, SF-06).

Subsequent drilling results were reported in the December 03, 2020 press release ‘Yamana Gold Advances Projects in Its Generative Exploration Program’, including several intercepts demonstrating grades greater than 5% copper, include the following core length intercepts (estimated to approximately equal true widths): 7.53 metres at 3.80% of copper, 0.36 g/t of gold, and 0.26% of zinc, including 3.42 metres at 7.40% of copper, 0.75 g/t of gold, and 0.50% of zinc (starting at 76.80 metres downhole, SF-12); 4.37 metres at 2.15% of copper, 0.13 g/t of gold, and 0.34% of zinc, including 1.30 metres at 5.54% of copper, 0.29 g/t of gold, and 0.70% of zinc (starting at 45.26 metres downhole, SF-09); and 5.65 metres at 1.83% of copper, 0.18 g/t of gold, and 0.17% of zinc, including 1.65 metres at 5.50% of copper, 0.50 g/t of gold, and 0.53% of zinc (starting at 116.35 metres downhole, SF-16). The latest round of drilling results, reported in the September 13, 2021 press release 'Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program’, included the following core length intercepts: 0.26% of copper over 40.15 metres, including 1.02% of copper over 5.16 metres (SF-026); and 0.20 g/t of gold, 1.81% of copper and 0.19% of zinc over 5.00 metres (SF-020). Disseminated and massive sulfide mineralization at the São Francisco target is now defined semi-continuously along a 2.3-kilometre east-west corridor, which remains open for expansion along strike and down dip.

Exploration activities completed at Borborema during the fourth quarter included continued development of regional targets with collection of 1,075 soil and rock samples and continued geological mapping at the Atoleiro target, located 20 kilometres northeast of São Francisco, where historic surface rock samples range up to greater than 30 g/t of gold, 1,000 ppm of zinc and 250 ppm of copper within a geological setting similar to that defined at São Francisco, and at the Tigre target, located 30 kilometres northeast of São Francisco where historical surface rock samples range up to greater than 5 g/t of gold occur along a 7 km trend. A planned high-resolution airborne magnetics and radiometric geophysical surveys over a 200-square kilometre area at Borborema has been completed and is being integrated into the property database. The results of this survey are anticipated
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to significantly improve targeting of gold-bearing massive and disseminated copper (zinc) and iron sulphide targets at São Francisco and on the wider Borborema property.

While the Company will continue to advance Borborema, the project is primarily a high-grade copper deposit with some gold and zinc. As such, Borborema represents an excellent opportunity for a joint venture pursuant to which Yamana would continue to benefit and create value while it maintains its focus on its precious metals opportunities. Several other well-defined copper gold soil and rock anomalies and significant areas of alteration associated with anomalous gold and copper values occur on the property.

Colíder, Brazil

Colíder is an early stage project located in Mato Grosso state in the newly developing Alta Floresta district, which is being explored for porphyry copper and porphyry gold deposits by Anglo American and Aura Minerals. Yamana has completed soil and rock geochemistry surveys on parts of its 19,700-hectare property, with several drill-ready gold and polymetallic targets defined. Initial drill testing of targets began late in the second quarter, and was completed in the third quarter. Drilling completed totaled 1,460 metres distributed amongst eight drill holes, which tested two target areas. Three drill holes were completed at the Aruanã target, where extensive gold in soil and rock anomalies are hosted by volcanic rocks and volcaniclastic sandstone, and four holes tested large gold and base-metal soil anomalies at Cambará target, centred approximately three kilometres northeast of Aruanã. Most results have now been received, with the best results returned from the Cambará target, including low-grade gold and base-metal (copper, lead and zinc) intercepts in two holes along a 100 metre zone at the contact between granite and volcaniclastic host rocks. Exploration work completed at Colíder in the fourth quarter included follow-up to phase I drilling, including collection of an additional 531 soil and rock samples and 20 days of mapping at the central Bororo target, Inaja and Cambará targets. At Bororo, soil sample results define a 1.4 kilometre long silver and gold anomaly, where historical surface rock chip sample results range up to 3.97 g/t of gold. Further exploration work will include soil sampling at the newly acquired Peixotinho target, 10 kilometres south of Colider.

Ivolandia, Brazil

Exploration activities completed at Ivolandia in the fourth quarter included a regional soil sampling program, initiated at the Arenopolis property where anomalous gold and copper in rock samples define a 12 kilometre trend, rock sampling, field reviews and core re-logging at the Ivolandia target in anticipation of a first quarter 2022 drilling program, collection of surface soil and rock samples and completion of 20 days of mapping at Ivolandia Esemeril, Partida and Boa Vista targets on Ivolandia. In total, 890 soil and rock samples were collected during the quarter at Ivolandia and Arenopolis. An airborne magnetic survey encompassing a 210 km2 area at Ivolandia, covering main NW – SE trend from Boa Vista - Ivolandia to Esmeril - Matrinxão corridor, is anticipated to be completed in early 2022.

8.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	December 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$525.0	$651.2	$158.8
Current assets (including cash and cash equivalents)	835.5	917.9	401.6
Non-current assets	7,547.2	7,504.9	6,715.6
Total assets	$8,382.7	$8,422.8	$7,117.2
Current liabilities (excluding current portion of debt)	445.8	441.8	352.2
Non-current liabilities (excluding long-term debt)	1,960.9	1,814.9	1,497.2
Debt (current and long-term)	772.8	993.8	1,047.9
Total liabilities	$3,179.5	$3,250.5	$2,897.3
Equity attributable to Yamana Gold Inc. equity holders	4,395.9	4,346.3	4,185.2
Non-controlling interests	807.3	826.0	34.7
Total equity	$5,203.2	$5,172.3	$4,219.9
Working capital(6)	$389.7	$476.2	$(6.7)

Total assets were $8.4 billion as at December 31, 2021, compared to total assets of $8.4 billion as at December 31, 2020. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, indirect taxes recoverable (consisting of value-added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

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Total liabilities as at December 31, 2021, were $3.2 billion compared to $3.3 billion as at December 31, 2020. The Company's liability base is primarily comprised of non-current liabilities such as long-term debt, deferred tax liabilities, and decommissioning and reclamation liabilities. Other significant liabilities include: trade payables, current income taxes payable and provisions.

Cash and Working Capital

Cash and cash equivalents were $525.0 million as at December 31, 2021, compared to $651.2 million as at December 31, 2020. The Company has sufficient cash on hand, available credit and liquidity to fully manage its business. Cash balances include cash acquired as part of MARA transaction, with a December 31, 2021 balance of $217.3 million, and a December 31, 2020 balance of $223.1 million. The Company had working capital of $389.7 million as at December 31, 2021, compared to a working capital of $476.2 million at December 31, 2020.

Net change in working capital movement was a cash inflow of $7.4 million for the three months ended December 31, 2021. Working capital for the quarter was impacted by several items including:
•An increase related to higher trade and other payables and employee related accruals, partially offset by
•Net increases in finished goods, stockpile and material and supplies inventories at certain mines, and
•A decrease related to the timing of collection of indirect tax credit recoverables and payments related to prepaids and advances

Net change in working capital movement was a cash outflow of $42.3 million for the year ended December 31, 2021. Working capital for the year was impacted by several items including:
•Net increases in materials and supplies inventories at certain mines;
•Net repayments of previous draw downs of working capital facilities;
•Partially offset by a decrease in trade and other receivables, and prepaids and advances.

Total Debt

Total debt was $772.8 million as at December 31, 2021, a decrease of $221.0 million when compared to $993.8 million at December 31, 2020. Yamana believes that a strong financial position and financial resilience also requires a manageable debt maturity profile. During the third quarter, the Company took advantage of market conditions to improve the terms of its outstanding notes by extending maturity and reducing carrying costs, by completing an offering of $500 million aggregate principal amount of its 2.630% Senior Notes due August 15, 2031. The Senior 2031 Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility. Yamana used the net proceeds from the offering, together with cash on hand, to fund the redemptions of its 4.76% Series C Senior Notes due 2022, its 4.91% Series D Senior Notes due 2024, its 4.78% Series B Senior Notes due 2023 and its 4.950% Senior Notes due 2024. The completion of the offering of the Senior 2031 Notes and the subsequent redemption of the existing notes represents the culmination of significant debt reduction efforts initiated in 2019.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities. As at December 31, 2021, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

The Company’s near-term financial obligations include financial commitments of $145.2 million. The Company remains committed to maintaining amongst the strongest financial position in the industry and continues with its objective of achieving a positive net cash position.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2021	2020	2021	2020
Cash flows from operating activities	$238.2	$181.5	$742.3	$617.8
Cash flows from operating activities before net change in working capital	$230.8	$207.4	$784.6	$688.7
Cash flows (used in) from investing activities	$(117.5)	$136.3	$(399.7)	$51.4
Cash flows used in financing activities	$(55.7)	$(141.0)	$(467.5)	$(175.9)
Net free cash flow(1)	$188.4	$118.9	$547.4	$455.6

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Operating Activities

The increase in net cash flows from operating activities for both the three months and year ended December 31, 2021 compared to the comparative periods in 2020 is largely attributable to higher gross margins recognized on sales as a result of increased production.

Investing Activities

For the three months ended December 31, 2021, net cash outflows from investing activities were $117.5 million compared to net cash inflows of $136.3 million in the comparative quarter. Net cash outflows in the current quarter were comprised primarily of capital expenditures of $117.9 million (2020: $95.2 million). The increase in capital expenditures from the comparative quarter was most significant at Canadian Malartic, where the Company has begun development work on the Odyssey project, and normalized levels of capital expenditures across all of the Company's other mines, which were lower than plan in the comparative prior year quarter due to COVID-19 related restrictions.

For the year ended December 31, 2021, net cash outflows from investing activities were $399.7 million compared to net cash inflows of $51.4 million in 2020. Net cash outflows in the current period were comprised primarily of capital expenditures of $384.6 million (2020: $273.7 million), and $44.8 million being the net cash consideration in the acquisition of Monarch Gold in the first quarter of 2021, partially offset by the proceeds received on the sale of investments (primarily shares in other companies held by Yamana) of $61.5 million (2020: $137.2 million). Cash inflows in 2020 were also attributable to $222.5 million of cash acquired on the acquisition of Alumbrera pursuant to the Agua Rica-Alumbrera Integration Transaction. Consistent with the three month period above, the increase in capital expenditures from 2020 was attributable to Canadian Malartic and normalized levels of capital expenditures across the Company's mines.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended December 31, 2021, net cash outflows from financing activities were $55.7 million compared to net cash outflows of $141.0 million in the comparative quarter. Cash outflows from financing activities in the quarter included dividend payments of $28.8 million (2020: $16.6 million), payments for the repurchase of certain of the Company's shares of $14.1 million (2020: nil), and interest payments on long-term debt of $8.3 million (2020: $21.3 million), partially offset by cash contributions received from MARA non-controlling interests of $4.8 million (2020: $3.4 million). The comparative quarter also included a repayment of $100.0 million on the revolving credit facility - the final repayment of the $200.0 million drawn down in the first quarter of 2020 as a precaution due to the uncertainty around COVID-19 at the time.

In the year ended December 31, 2021, net cash outflows from financing activities were $467.5 million compared to net cash outflows of $175.9 million in 2020. Cash outflows from financing activities in 2021 were largely driven by the net repayments of $223.7 million on the Company's senior notes in the third quarter of 2021, along with the associated $53.3 million in early redemption fees. In 2020, the Company repaid $56.2 million of senior notes that became due in March 2020. Other financing cash flows in the year included interest payments of $47.2 million (2020: $54.9 million), dividend payments of $104.1 million (2020: $53.0 million) and lease payments of $19.2 million (2020: $17.1 million), partially offset by cash contributions received from MARA non-controlling interests of $18.6 million (2020: $3.4 million). Other financing cash flows in 2021 also included payments for the repurchase of certain of the Company's shares of $28.3 million (2020: nil).

Net Free Cash Flow(1)

The Company generated net free cash flow(1) of $188.4 million in the fourth quarter of 2021, compared to net free cash flow(1) of $118.9 million in the fourth quarter of 2020. The Company generated net free cash flow(1) of $547.4 million in the year ended December 31, 2021, compared to net free cash flow(1) of $455.6 million in the same period of 2020. The positive change is largely attributable to higher gross margins recognized on sales as a result of higher production.

For a cautionary note on non-GAAP financial performance measures and a reconciliation from cash flows from operating activities to net free cash flow, refer to Section 12: Non-GAAP Financial Performance Measures.

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CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	December 31, 2021	December 31, 2020
Shareholders’ equity	$5,203.2	$5,172.3
Debt	772.8	993.8
	5,976.0	6,166.1
Less: Cash and cash equivalents	(525.0)	(651.2)
	$5,451.0	$5,514.9

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2021, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total*
Debt
Repayment of principal	$—	$—	$—	$782.9	$782.9
Interest	28.7	56.4	52.5	73.4	211.0
Capital and other financial commitments	89.7	54.4	18.1	—	162.2
Environmental rehabilitation provisions	26.8	51.7	34.4	434.1	547.0
Total contractual obligations and commitments	$145.2	$162.5	$105.0	$1,290.4	$1,703.1
*    Additionally, as at December 31, 2021, the Company had outstanding letters of credit totalling $71.4 million (C$90.5 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, $34.1 million and $13.6 million representing reclamation guarantees related to the Company's Chilean mines and US properties respectively, $24.4 million representing security guarantees in Brazil, $2.0 million representing guarantees for fuel supply at Cerro Moro, and $0.7 million (C$0.9 million) representing surety bonds for reclamation obligations acquired as part of the Company's acquisition of Monarch Gold Corporation.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	February 17, 2022	December 31, 2021
Common shares issued and outstanding	959,840	959,806
Share options outstanding	—	256
Restricted share units	2,748	2,210

SUPPLEMENTAL OBLIGOR GUARANTOR INFORMATION

The following summarized financial information has been prepared in accordance with Rules 3-10 and 13-01 of Regulation S-X. Certain of the Company’s subsidiaries, Jacobina Mineração e Comércio Ltda., Minera Meridian Limitada, Minera Florida Limitada and Yamana Santa Cruz Holdings B.V. (the “Guarantor Subsidiaries” and, together with Yamana Gold Inc., the “Obligor Group”), have fully and unconditionally guaranteed, on a joint and several basis, the obligations under (a) the Company's Revolving Credit Facility, and (b) the $300.0 million, 10-year 4.625% notes issued December 2017 and the $500.0 million, 10-year 2.63% notes issued August 2021, both issued by the Company on a senior unsecured basis. The guarantee of any Guarantor Subsidiary will be terminated if the Guarantor Subsidiary is no longer a guarantor or otherwise an obligor under the Credit Facility. Refer to Note 28 in the Company’s Consolidated Financial Statements for the year ended December 31, 2021 for further information.

The following presents the summarized financial information on a combined basis for the Obligor Group. Transactions between entities in the Obligor Group have been eliminated. Information for the non-Guarantor Subsidiaries has been excluded from the combined summarized financial information of the Obligor Group, except as noted below, and therefore amounts provided do not represent the Company’s total consolidated amounts.

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Condensed Combined Statement of Operations
Yamana Gold Inc. (as Parent and Issuer) and Guarantor Subsidiaries
(Unaudited)

For the years ended December 31,	2021	2020
Revenue*	$1,789.8	$1,539.1
Mine operating earnings	$397.4	$355.2
Earnings before taxes**	$314.3	$195.2
Net earnings**	$233.1	$99.6
Net earnings attributable to Yamana equity holders**	$233.1	$99.6
*    The Obligor Group acquired and subsequently sold precious metals produced by non-Guarantor Subsidiaries in the amount of $894.2 million and $690.3 million for the years ended December 31, 2021 and December 31, 2020, respectively.
**    Includes intercompany income from non-Guarantor Subsidiaries of $91.5 million and $4.7 million for the years ended December 31, 2021 and December 31, 2020, respectively.

Condensed Combined Balance Sheets
Yamana Gold Inc. (as Parent and Issuer) and Guarantor Subsidiaries
(Unaudited)

As at December 31,	2021	2020
Current assets*	$628.2	$686.9
Non-current assets*	$2,408.4	$2,003.3
Current liabilities*	$401.8	$409.9
Non-current liabilities*	$2,919.3	$3,433.8
*    Includes amounts due from and to non-Guarantor Subsidiaries. For each of the balances as at December 31, 2021 and December 31, 2020, respective amounts included are as follows; current assets of $188.6 million and $149.3 million, non-current assets of $991.8 million and $595.6 million, current liabilities of $144.5 million and $138.6 million, non-current liabilities of $1,854.5 million and $2,158.2 million.

9.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Company’s latest available Annual Information Form. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended December 31, 2021, except as noted below:

METAL PRICE RISK

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold and silver. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

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The following chart summarizes one-year movements in the US Dollar price of gold (source: LBMA PM gold price):

Gold Price - Market Update

For the quarter ended December 31, 2021, spot gold prices averaged $1,795 per ounce, representing a decrease of 4% compared to $1,874 per ounce in the fourth quarter of 2020. Prices ranged between $1,753 and $1,865 per ounce during the fourth quarter of 2021. As at December 31, 2021, the closing price was $1,806 per ounce.

On average, gold prices were higher in the fourth quarter of 2021, compared to the previous quarter. In November, prices reached their highest level since June before decreasing moderately into year-end. Prices continue to be driven by inflation expectations, nominal rates and US Federal Reserve policy signals. Declining investor interest was evident as global exchange-traded fund ("ETF") holdings saw a reduction in the fourth quarter. In the short-term, gold prices are likely to continue to be driven by the US dollar and real yields, global monetary policy and fiscal stimulus, and financial market volatility. Going forward, accommodative global monetary policies, combined with rising money supply and further inflationary pressures, should continue to be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2021, however purchases have eased somewhat, following a heavy purchasing period earlier in the year. Thailand, Japan and India have been notable buyers in 2021. Higher oil prices, inflationary concerns and geopolitical trends should continue to support central bank purchases.

CURRENCY RISK

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian Reais, Argentine Pesos, Chilean Pesos and Canadian Dollars. The appreciation of these foreign currencies against the US Dollar would increase the costs of production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates.

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US Dollar - Market Update

The following chart summarizes one-year movements in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Brazilian Real, Argentinian Peso and Chilean Peso weakened against the US Dollar, while the Canadian Dollar strengthened, during the three months ended December 31, 2021, compared to the same quarter of 2020. In the short term, these currencies will continue to be impacted by specific regional events and central bank monetary policies. As a flight to safety, the performance of the US Dollar will be driven by economic and financial market shocks.

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended December 31,			For the year ended December 31,			As at December 31,
	2021	2020	% *	2021	2020	% *	2021	2020	% *
USD-CAD	1.2600	1.3030	(3.3)%	1.2537	1.3412	(6.5)%	1.2678	1.2732	(0.4)%
USD-BRL	5.5827	5.3964	3.5%	5.3950	5.1558	4.6%	5.5805	5.1967	7.4%
USD-ARS	100.496	80.081	25.5%	95.096	70.6514	34.6%	102.720	84.150	22.1%
USD-CLP	825.23	761.96	8.3%	759.07	792.17	(4.2)%	844.69	710.95	18.8%
*    Positive variance represents a US Dollar appreciation in relation to the foreign currency.

As at December 31, 2021, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price*	Average put strike price*	Total (millions)**
Brazilian Real to USD
January - December 2022	R$5.25	R$5.71	R$192.0
Chilean Peso to USD
January - December 2022	CLP$750.00	CLP$850.75	CLP$62,400.0
*    R$ = Brazilian Reais, CLP$ = Chilean Pesos.
**    Evenly split by month.

In addition, as at December 31, 2021, the Company had forward contracts as follows:

	Average forward price*	Total (millions)**
Brazilian Real to USD
January - December 2022	R$5.4925	R$192.0
Chilean Peso to USD
January - December 2022	CLP$798.69	CLP$62,400.0
*    R$ = Brazilian Reais, CLP = Chilean Pesos
**    Evenly split by month.
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INFECTIOUS DISEASE RISK

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergency measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. The estimates of management are considered reasonable at this time, however, the full impact of the effects these conditions on mining operations or financial results may vary significantly due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations.

10.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

11.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The significant accounting policies applied are described in Note 3 to the Company's consolidated financial statements for the year ended December 31, 2021.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.
The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended
December 31, 2021 are disclosed in Note 4 to the Company's consolidated financial statements for the year ended December 31, 2021.

12.    NON-GAAP FINANCIAL PERFORMANCE MEASURES

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver
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production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold equivalent ounce ("GEO") sold;
•All-in sustaining costs ("AISC") per GEO sold;
•Net free cash flow; and
•Average realized price per ounce of gold/silver sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

CASH COSTS AND ALL-IN SUSTAINING COSTS PER GEO SOLD

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”, a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the
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calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities but net of by-product revenue credits from sales of zinc.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC, for the years ended December 31, 2021, and December 31, 2020. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Reconciliation of Total Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the three months ended December 31, 2021			For the three months ended December 31, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Total GEO	Non-Sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA	$180.0	$180.0	$—	$166.8	$166.8	$—
DDA	125.7	125.7	—	112.5	112.5	—
Total cost of sales	$305.7	$305.7	$—	$279.3	$279.3	$—
DDA	(125.7)	(125.7)	—	(112.5)	(112.5)	—
Total cash costs	$180.0	$180.0	$—	$166.8	$166.8	$—
AISC adjustments:
General and administrative expenses	20.0	20.0	—	23.4	23.4	—
Community costs in other operating expenses	2.7	2.7	—	1.9	1.9	—
Reclamation & remediation - accretion & amortization	8.7	6.8	1.8	5.8	5.8	—
Exploration capital expenditures	19.6	8.4	11.1	21.0	11.8	9.2
Exploration and evaluation expenses	6.8	0.7	6.1	6.0	3.5	2.5
Sustaining capital expenditures	44.4	44.4	—	47.8	47.8	—
Leases (IFRS 16 Adjustment)	6.7	6.7	—	4.8	4.8	—
Total AISC		$269.7			$265.8
GEO sold(2)		280,409			246,955
Cost of sales excluding DDA per GEO sold		$642			$675
DDA per GEO sold		$448			$455
Total cost of sales per GEO sold		$1,091			$1,131
Cash costs per GEO sold		$642			$675
AISC per GEO sold		$962			$1,076

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Cash Cost & AISC Reconciliation - Total	For the year ended December 31, 2021			For the year ended December 31, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining	Total	Total GEO	Non-Sustaining
Cost of sales excluding DDA	$695.0	$695.0	$—	$614.1	$614.1	$—
DDA	447.9	447.9	—	395.0	395.0	—
Total cost of sales	$1,142.9	$1,142.9	$—	$1,009.1	$1,009.1	$—
DDA	(447.9)	(447.9)	—	(395.0)	(395.0)	—
Total cash costs	$695.0	$695.0	$—	$614.1	$614.1	$—
AISC adjustments:
General and administrative expenses	74.8	74.8	—	85.9	85.9	—
Community costs in other operating expenses	6.5	6.5	—	6.4	6.4	—
Reclamation & remediation - accretion & amortization	34.6	27.2	7.4	20.1	20.1	—
Exploration capital expenditures	68.1	34.9	33.2	57.6	41.2	16.4
Exploration and evaluation expenses	31.6	2.7	28.9	15.1	9.6	5.5
Sustaining capital expenditures	173.7	173.7	—	149.3	149.3	—
Leases (IFRS 16 Adjustment)	24.3	24.3	—	20.3	20.3	—
Total AISC		$1,039.1			$946.9
GEO sold(2)		1,009,262			876,520
Cost of sales excluding DDA per GEO sold		$689			$701
DDA per GEO sold		$444			$451
Total cost of sales per GEO sold		$1,132			$1,151
Cash costs per GEO sold		$689			$701
AISC per GEO sold		$1,030			$1,080

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Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended December 31, 2021
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$180.0	$61.8	$22.0	$40.7	$37.2	$18.3	$—
DDA	125.7	45.4	15.2	27.9	22.2	12.5	2.5
Total cost of sales	$305.7	$107.2	$37.2	$68.6	$59.4	$30.8	$2.5
DDA	(125.7)	(45.4)	(15.2)	(27.9)	(22.2)	(12.5)	(2.5)
Total cash costs	$180.0	$61.8	$22.0	$40.7	$37.2	$18.3	$—
AISC adjustments:
General and administrative expenses	20.0	1.3	0.2	0.3	0.3	0.4	17.5
Community costs in other operating expenses	2.7	0.9	0.3	1.3	—	—	0.2
Reclamation & remediation - accretion & amortization	8.7	3.9	0.3	1.2	0.4	0.8	2.1
Exploration capital expenditures	19.6	—	1.8	1.3	2.3	3.1	11.1
Exploration and evaluation expenses	6.8	—	—	—	—	—	6.8
Sustaining capital expenditures	44.4	17.3	4.2	12.4	7.1	2.9	0.5
Leases (IFRS 16 Adjustment)	6.7	0.2	2.4	1.4	1.3	0.9	0.5
Total AISC		$85.4	$31.2	$58.6	$48.6	$26.4
GEO sold(2)		91,589	48,732	56,087	63,943	20,058
Cost of sales excluding DDA per GEO sold		$676	$452	$726	$582	$911
DDA per GEO sold		$496	$312	$498	$347	$624
Total cost of sales per GEO sold		$1,171	$763	$1,224	$929	$1,535
Cash costs per GEO sold		$676	$452	$726	$582	$911
AISC per GEO sold		$931	$643	$1,044	$761	$1,313

Cash Cost & AISC Reconciliation - Operating Segments	For the three months ended December 31, 2020
(In millions of US Dollars except GEO sold and per GEO sold amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$166.8	$53.4	$25.2	$33.8	$36.0	$18.2	$—
DDA	112.5	41.5	13.6	25.4	16.9	12.5	2.6
Total cost of sales	$279.3	$94.9	$38.8	$59.2	$52.9	$30.7	$2.6
DDA	(112.5)	(41.5)	(13.6)	(25.4)	(16.9)	(12.5)	(2.6)
Total cash costs	$166.8	$53.4	$25.2	$33.8	$36.0	$18.2	$—
AISC adjustments:
General and administrative expenses	23.4	1.0	0.2	0.3	0.3	0.2	21.4
Community costs in other operating expenses	1.9	0.1	0.1	1.6	—	—	0.1
Reclamation & remediation - accretion & amortization	5.8	2.4	0.5	0.7	0.6	1.0	0.6
Exploration capital expenditures	21.0	—	2.0	3.5	4.7	1.8	9.0
Exploration and evaluation expenses	6.0	0.1	0.1	—	—	—	6.0
Sustaining capital expenditures	47.8	18.6	5.4	9.0	9.9	4.4	0.5
Leases (IFRS 16 Adjustment)	4.8	0.2	1.0	1.3	1.5	0.4	0.4
Total AISC		$75.8	$34.5	$50.2	$53.0	$26.0
GEO sold(2)		84,348	42,789	44,101	51,738	23,979
Cost of sales excluding DDA per GEO sold		$634	$590	$768	$696	$760
DDA per GEO sold		$493	$317	$576	$327	$519
Total cost of sales per GEO sold		$1,126	$907	$1,343	$1,023	$1,279
Cash costs per GEO sold		$634	$590	$768	$696	$760
AISC per GEO sold		$898	$807	$1,139	$1,025	$1,087
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Cash Cost & AISC Reconciliation - Operating Segments	For the year ended December 31, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$695.0	$231.3	$105.5	$130.5	$150.3	$77.4	$—
DDA	447.9	174.7	55.4	74.6	85.0	48.5	9.7
Total cost of sales	$1,142.9	$406.0	$160.9	$205.1	$235.3	$125.9	$9.7
DDA	(447.9)	(174.7)	(55.4)	(74.6)	(85.0)	(48.5)	(9.7)
Total cash costs	$695.0	$231.3	$105.5	$130.5	$150.3	$77.4	$—
AISC adjustments:
General and administrative expenses	74.8	4.0	0.7	0.4	0.5	0.7	68.5
Community costs in other operating expenses	6.5	1.2	0.9	4.0	—	—	0.4
Reclamation & remediation - accretion & amortization	34.6	15.7	1.5	3.2	2.0	4.4	7.8
Exploration capital expenditures	68.1	—	7.2	5.6	15.6	6.5	33.2
Exploration and evaluation expenses	31.6	0.2	0.2	—	—	—	31.2
Sustaining capital expenditures	173.7	69.2	14.0	39.8	34.6	15.2	0.9
Leases (IFRS 16 Adjustment)	24.3	0.7	7.6	5.4	5.1	3.3	2.2
Total AISC		$322.3	$137.6	$188.9	$208.1	$107.5
GEO sold(2)		357,667	186,534	153,882	223,375	87,804
Cost of sales excluding DDA per GEO sold		$647	$566	$848	$673	$881
DDA per GEO sold		$488	$297	$485	$381	$553
Total cost of sales per GEO sold		$1,135	$863	$1,332	$1,054	$1,434
Cash costs per GEO sold		$647	$566	$848	$673	$881
AISC per GEO sold		$901	$738	$1,228	$932	$1,224

Cash Cost & AISC Reconciliation - Operating Segments	For the year ended December 31, 2020
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$614.1	$185.4	$95.5	$115.8	$141.8	$75.6	$—
DDA	395.0	133.4	52.6	86.1	69.6	44.2	9.1
Total cost of sales	$1,009.1	$318.8	$148.1	$201.8	$211.4	$119.8	$9.1
DDA	(395.0)	(133.4)	(52.6)	(86.1)	(69.6)	(44.2)	(9.1)
Total cash costs	$614.1	$185.4	$95.5	$115.8	$141.8	$75.6	$—
AISC adjustments:
General and administrative expenses	85.9	2.5	0.7	0.5	0.5	0.4	81.3
Community costs in other operating expenses	6.4	0.3	0.7	4.6	—	—	0.8
Reclamation & remediation - accretion & amortization	20.1	8.2	2.2	2.8	2.2	3.6	1.1
Exploration capital expenditures	57.6	—	6.0	12.6	15.9	7.0	16.1
Exploration and evaluation expenses	15.1	0.1	0.1	—	—	—	14.9
Sustaining capital expenditures	149.3	52.5	21.6	29.5	31.4	12.6	1.7
Leases (IFRS 16 Adjustment)	20.3	0.7	4.1	5.0	7.0	1.8	1.7
Total AISC		$249.7	$130.9	$170.8	$198.8	$101.0
GEO sold(2)		264,198	175,561	133,358	215,667	87,735
Cost of sales excluding DDA per GEO sold		$702	$544	$868	$657	$862
DDA per GEO sold		$505	$300	$645	$323	$503
Total cost of sales per GEO sold		$1,207	$844	$1,513	$980	$1,366
Cash costs per GEO sold		$702	$544	$868	$657	$862
AISC per GEO sold		$945	$746	$1,280	$922	$1,152

NET FREE CASH FLOW

The Company uses the financial measure "net free cash flow", which is a non-GAAP financial performance measure, to supplement information in its consolidated financial statements. Net free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain
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investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities.

	For the three months ended December 31,		For the year ended December 31,
(In millions of US Dollars)	2021	2020	2021	2020
Cash flows from operating activities	$238.2	$181.5	$742.3	$617.8
Adjustments to operating cash flows:
Amortization of deferred revenue	3.5	3.8	18.0	16.1
Temporary suspension, standby and other incremental COVID-19 costs	8.7	9.2	37.4	40.5
Legal contingencies included in other cash payments	—	—	—	8.0
Non-discretionary items related to the current period
Sustaining capital expenditures	(44.4)	(47.8)	(173.7)	(149.3)
Interest paid	(8.3)	(21.3)	(47.2)	(54.9)
Payment of lease liabilities	(5.8)	(4.2)	(19.2)	(17.1)
Cash used in other financing activities	(3.5)	(2.3)	(10.2)	(5.5)
Net free cash flow	$188.4	$118.9	$547.4	$455.6

AVERAGE REALIZED PRICE PER OUNCE OF GOLD & SILVER

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial performance measures, to supplement its consolidated financial statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided below:

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For the three months ended December 31,	2021				2020
	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)
Gold	242,486	oz	$1,796	$435.5	213,439	oz	$1,875	$400.2
Silver	2,937,805	oz	$23.24	68.3	2,563,166	oz	$24.02	61.6
Revenue				$503.8				$461.8

For the three months ended December 31,	2021				2020
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	242,486	oz	$1,796	$435.5	213,439	oz	$1,875	$400.2

Silver	2,709,252	oz	$23.35	63.3	2,294,546	oz	$24.32	55.8
Silver subject to metal sales agreement*	228,553	oz	$21.94	5.0	268,620	oz	$21.44	5.8
	2,937,805	oz	$23.24		2,563,166	oz	$24.02
Gross revenue				$503.8				$461.8
(Deduct) add:
Deferred revenue adjustment**				—				—
Other adjustments				—				—
Revenue				$503.8				$461.8

For the year ended December 31,	2021				2020
	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)	Quantity sold		Revenue per ounce	Revenue (In millions of US Dollars)
Gold	885,293	oz	$1,799	$1,592.4	754,970	oz	$1,777	$1,341.8
Silver	8,976,269	oz	$24.85	223.0	10,382,086	oz	$21.11	219.2
Revenue				$1,815.4				$1,561.0

For the year ended December 31,	2021				2020
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)
Gold	885,293	oz	$1,799	$1,592.4	754,970	oz	$1,777	$1341.8

Silver	7,951,386	oz	$24.85	197.6	9,380,951	oz	$21.04	197.4
Silver subject to metal sales agreement*	1,024,883	oz	$22.59	23.2	1,001,135	oz	$19.91	19.9
	8,976,269	oz	$24.59		10,382,086	oz	$20.93
Gross revenue				$1,813.2				$1,559.1
(Deduct) add:
Deferred revenue adjustment**				2.4				1.9
Other adjustments				(0.2)				—
Revenue				$1,815.4				$1,561.0
*    Balances represent the metals sold under the metal sales agreement.
**    Consideration from the Company's metal sales agreement is considered variable. Revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the agreement changes. During the three months ended March 31, 2021 and 2020, the Company recognized an adjustment to revenue and finance costs due to a change in the Company's reserve and resource estimates, and therefore, the number of ounces expected to be delivered under the life of the agreement.

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13.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management, with the participation of its President and Chief Executive Officer, and Senior Vice President, Finance and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, have concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2021.

CHANGES IN INTERNAL CONTROLS

During the three months and year ended December 31, 2021, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter
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how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2021, and December 31, 2020, and results of operations for the periods ended December 31, 2021, and December 31, 2020.

This Management’s Discussion and Analysis has been prepared as of February 17, 2022. The consolidated financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2021 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the most recent Annual Information Form on file with the Securities Commissions of all of the provinces in Canada and with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking
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information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier, P. Geo (Senior Director, Geology and Mineral Resources). Sébastien Bernier, P. Geo is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Company's most recent Annual Information Form and other continuous disclosure documents filed by the Company since January 1, 2021 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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ENDNOTES

(1)	A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 12: Non-GAAP Financial Performance Measures.

(2)
GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 77.28 and 72.55 for the three months and year ended December 31, 2021, respectively, and 76.82 and 88.86 for the three months and year ended December 31, 2020, respectively. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period. Guidance GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

(3)	Net earnings and adjustments to net earnings are those attributable to Yamana Gold Inc. equity holders.

(4)	Yamana mines is defined as Yamana's currently held mines, which are Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.

(5)
Included in the year ended December 31, 2020 gold production figure is 18,929 of pre-commercial production ounces, related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, however pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as a reduction to expansionary capital expenditures.

(6)	Working capital is defined as the excess of current assets over current liabilities.

(7)	Vaccination rates are exclusive of Canadian Malartic, in which we hold a 50% interest. Vaccination rates at Canadian Malartic are in line with the high Abitibi-Témiscamingue regional rates.
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